thryv

Annual Report

2023



Do-it-all small business software.

Small businesses run better on Thryv.

Letter to Our Shareholders

DEAR FELLOW SHAREHOLDERS:

Thank you for your investment in our company. With your trust in our leadership team and the efforts of our mission-driven employees, we are building this business for the future. As a leading SaaS platform for small businesses around the globe, Thryv® is well-positioned to capitalize on the growing trend of small business adoption of cloud-based software tools.

The 2023 Thryv Small Business Index demonstrates that, regardless of the industry, small businesses are banking on new technologies to take their companies to the next level. Whether it's back-end operations, marketing automation, or keeping up with the latest in AI, small business owners see technology as a key ingredient to their lasting success.

2023 was a pivotal year for Thryv as we launched new centers, invested in existing centers, and enhanced our service to our small business clients. Through these efforts we delivered a record-setting performance that saw a significant expansion of our SaaS business.

Here are some of the year's highlights:

- We achieved SaaS revenue of $263.7 million, representing growth of 22%, exceeding annual guidance.
- We delivered consolidated total revenue of $917 million and consolidated adjusted EBITDA of $187.5 million, representing an EBITDA margin of 20%. Both numbers exceeded annual guidance.
- We passed the 66,000-subscriber mark on the Thryv SaaS platform as of December 2023. Our SaaS average revenue per unit was $372.
- We expanded our SaaS footprint globally through the successful acquisition of Yellow New Zealand, representing our continued global expansion, accelerated sales of Thryv in Australia, and our continued expansion in Canada.
- We integrated AI across our organization to improve both operational efficiency and the experience our client has with our products and service.

Product achievements in SaaS include:

- Thryv® Command Center was launched allowing small businesses to sign-up for the freemium-forever platform in under two minutes and start messaging their customers through numerous communication channels.
- With Thryv Command Center, we have created a path to allow thousands of engaged users to enter the Thryv ecosystem as product-qualified leads for future upsell opportunity.
- Thryv Marketing Center™ has empowered thousands of small businesses across the globe to effectively market and grow their business. Through our services, businesses acquire the necessary tools and strategies to excel in today's competitive market.

- Our core Thryv Business Center™ had major upgrades to the platform in 2023 based on userbase feedback and new industry technologies.
    - Updated our email marketing options with a campaign editor allowing more customizations including AI to help generate content for marketing emails.
    - Made improvements to the calendar to allow for arrival windows for better time management for service-based businesses.
    - Expanded customization options for invoices and estimates, allowing for improved brand consistency and more options for our clients.

- We also rebranded our Support Center (learn.thryv.com) with more self-guided content including new articles, guides, and how-to videos, which attracted more than 350,000 views.

- We created a Thryv Community where our clients ask questions to other users of our platforms and to our support team.

In addition, we have effectively managed our Marketing Services business, continuing to deliver great value to local businesses, many in the service industry. We have over 300,000 Marketing Services customers with high retention rates and steady levels of spending and continue to see these clients become satisfied SaaS customers.

Of course, none of this would be possible without the foundation of our talented employee base.

They bring focus, discipline, and high energy to what we do. Every day, all of us at Thryv are fiercely devoted to enabling the success of local, independent businesses. Our focus on fostering a mission-driven culture continues to receive notable recognition:

- For the second year, Thryv was selected as one of Newsweek's America's 100 Most Loved Workplaces® for 2023, moving up 3 spots to #34.
- Recognized by the Dallas Business Journal’s Best Places to Work for 2023.
- Named an Employer of Choice in The Australian Business Awards 2023.
- Appeared for the sixth time on Selling Power’s 50 Best Companies to Sell For 2023, coming in at #8.

The guidance of our Board of Directors has been invaluable as we continue to grow our business. Their experience across a variety of industries allows them to bring deep insight for the expansion of our software business. With our continued focus on balancing growth and profitability, our Board has supported us in balancing these priorities.

Let me close by thanking you again for your investment. 2024 looks to be a year marked by the continued growth of our SaaS clients. We look forward to another exceptional year with many new accomplishments to share.

Sincerely,



Joseph A Walsh
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number: 001-35895

THRYV HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-2740040**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2200 West Airfield Drive, P.O. Box 619810 D/FW Airport, TX	**75261**
(Address of principal executive offices)	(Zip Code)

(972) 453-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**THRY**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ▪

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ▪

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant, based on the closing price of the registrant's common stock on June 30, 2023, as reported by the Nasdaq Capital Market on such date was approximately $800 million. Shares of the registrant's common stock held by each executive officer, director and non-passive holders of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 20, 2024, there were 35,557,803 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement for its annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2023, are incorporated herein by reference.

THRYV HOLDINGS, INC.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("*Annual Report*") contains forward-looking statements that reflect our current views with respect to future events and financial performance. Such statements are provided under the "safe harbor" protection of the Private Securities Litigation Reform Act of 1995 and include, without limitation, statements concerning the conditions of our industry and our operations, performance, and financial condition, including, in particular, statements relating to our business, growth strategies, product development efforts, and future expenses. Forward-looking statements include all statements that do not relate solely to historical or current facts and generally can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "could," "estimates," "expects," "likely," "may," and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Accordingly, we caution you against relying on forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market, and regulatory conditions and the following:

- significant competition for our Marketing Services solutions and SaaS offerings, including from companies that use components of our SaaS offerings provided by third parties;
- our ability to maintain profitability;
- our ability to manage our growth effectively;
- our ability to transition our Marketing Services clients to our Thryv platform, sell our platform into new markets or further penetrate existing markets;
- our ability to maintain our strategic relationships with third-party service providers;
- internet search engines and portals potentially terminating or materially altering their agreements with us;
- our ability to keep pace with rapid technological changes and evolving industry standards;
- our small to medium-sized businesses ("*SMBs*") clients potentially opting not to renew their agreements with us or renewing at lower spend;
- potential system interruptions or failures, including cyber-security breaches, identity theft, data loss, unauthorized access to data or other disruptions that could compromise our information;
- our potential failure to identify suitable acquisition candidates and consummate such acquisitions;
- our ability to successfully integrate acquired businesses into our operations or recognize the benefits of acquisitions, including the failure of an acquired business to achieve its plans and objectives;
- the potential loss of one or more key employees or our inability to attract and to retain highly skilled employees;
- our ability to maintain the compatibility of our Thryv platform with third-party applications;
- our ability to successfully expand our operations and current offerings into new markets, including internationally, or further penetrate existing markets;
- our potential failure to provide new or enhanced functionality and features;
- our potential failure to comply with applicable privacy, security and data laws, regulations and standards;
- potential changes in regulations governing privacy concerns and laws or other domestic or foreign data protection regulations;
- our potential failure to meet service level commitments under our client contracts;
- our potential failure to offer high-quality or technical support services;
- our Thryv platform and add-ons potentially failing to perform properly;
- the potential impact of future labor negotiations;
- our ability to protect our intellectual property rights, proprietary technology, information, processes, and know-how;
- rising inflation and our ability to control costs, including operating expenses;

- general macro-economic conditions, including a recession or an economic slowdown in the U.S. or internationally;
- volatility and weakness in bank and capital markets; and
- costs, obligations and liabilities incurred as a result of and in connection with being a public company.

For additional information regarding known material factors that could cause the Company's actual results to differ from its projected results, see Part I. Item 1A. *Risk Factor*s in this Annual Report. Readers are cautioned not to place undue reliance on forward-looking statements contained in this document, which speak only as of the date of this Annual Report. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements publicly after the date they are made, whether as a result of new information, future events, or otherwise.

In this Annual Report, the terms "*our Company,*" "*we,*" "*us,*" "*our,*" "*Company*" *and* "*Thryv*" refer to Thryv Holdings, Inc. and its subsidiaries, unless the context indicates otherwise.

PART I

Item 1. Business

Overview

We are dedicated to supporting local, independent service-based businesses and emerging franchises by providing a cloud-based software platform, and innovative marketing solutions to the entrepreneurs who run them. Our company is built upon a rich legacy in the marketing and advertising industry. We are one of the largest providers of print and digital marketing solutions to SMBs and SaaS all-in-one small business management software. Our solutions enable our SMB clients to generate new business leads, manage their customer relationships, and run their day-to-day operations. As of December 31, 2023, we serve approximately 350,000 SMB clients through four business segments: Thryv U.S. Marketing Services, Thryv U.S. SaaS, Thryv International Marketing Services and Thryv International SaaS.

On April 3, 2023, Thryv New Zealand Limited, the Company's wholly-owned subsidiary, acquired Yellow Holdings Limited, a New Zealand marketing services company (the "*Yellow Acquisition*"). In addition, on January 21, 2022, Thryv, Inc., the Company's wholly-owned subsidiary, acquired Vivial Media Holdings, Inc., a marketing and advertising company with operations in the United States. Further, on March 1, 2021, the Company completed the acquisition of Sensis Holding Limited ("*Thryv Australia*"), a provider of marketing solutions serving SMBs in Australia (the "*Thryv Australia Acquisition"*).

The Company reports its results based on four reportable segments (see Note 17, *Segment Information)*:

- Thryv U.S. Marketing Services, which includes the Company's print and digital solutions business in the United States;
- Thryv U.S. SaaS, which includes the Company's SaaS flagship all-in-one small business management platform in the United States;
- Thryv International Marketing Services, which is comprised of Thryv's print and digital solutions business outside of the United States; and
- Thryv International SaaS, which includes our SaaS flagship all-in-one small business management platform outside of the United States.

Thryv U.S. and International Marketing Services

Thryv's Marketing Services segments provides both print and digital solutions. The U.S. and International segments generated $510.5 million and $142.7 million of revenue for the year ended December 31, 2023, respectively. Our primary Thryv Marketing Services offerings include:

Print

- **Print Yellow and White Pages.** Print marketing solutions through our owned and operated Print Yellow Pages ("*PYPs*"), which carry "*The Real Yellow Pages*" tagline in the U.S. Domestically, we primarily publish PYP titles on a 15 to 18-month publication cycle, with the majority on an 18-month cycle. Internationally, we publish PYP and Print White Page titles on a 12-month publication cycle. We generate revenue by charging for advertisements placed within these titles.

Digital

- **Internet Yellow Pages.** Digital marketing solutions through our proprietary Internet Yellow Pages ("*IYPs*"), including Yellowpages.com, Superpages.com, Dexknows.com, and Extended Search Solutions ("*ESS*") in the U.S. and Yellowpages.com.au, Whitepages.com.au, Whereis.com, Truelocal.com.au, Yellow.co.nz, Whitepages.co.nz, Finda.co.nz and Tourism.net.nz internationally.

- During the year ended December 31, 2023, traffic to the U.S. sites averaged over 19 million visits per month across the three properties. We generate IYP revenue by charging SMBs for advertisements and priority placement.
- During the year ended December 31, 2023, traffic to these international sites averaged over 5 million visits per month across the eight properties. We generate IYP revenue by charging SMBs for advertisements and priority placement.
- Our IYPs are efficient in delivering business leads. IYPs deliver leads at an attractive cost because consumers who search on IYPs are deep in the "purchase funnel" and are ready to buy.
- We also offer ESS enabling SMBs to buy advertising on our network of owned and third-party directory websites, including Yelp, Nextdoor, and other popular sites. Our network delivers approximately 55 million visits per month. Our ESS network provides SMB clients expanded access to high-converting traffic at a low cost. We believe we are the only provider to offer this broad network of online directory sites with a single purchase.

- **Search Engine Marketing.** Search engine marketing ("*SEM*") solutions that deliver business leads from Google, Yahoo!, Bing, Yelp, and other major engines and directories. Our SEM offerings leverage a mix of in-house and off-the-shelf technology to design ads, generate bids, and deliver reporting to advertisers. We track cost-per-click and cost-per-call metrics for our SMB clients, which gives them insights into the effectiveness of their ad campaigns.
- **Other Digital Media Solutions**. Other digital media solutions include online display and social advertising, online presence and video, and search engine optimization ("*SEO*") tools.

Thryv U.S. and International SaaS

Thryv's SaaS segments are comprised of our SaaS offering Thryv®, our flagship all-in-one small business management platform ("*Thryv Platform*"), which consists of Command Center, Business Center, Marketing Center, ThryvPay^{SM}, and Thryv Add-Ons.

- **Command Center.** Thryv Command Center, which launched in the third quarter of 2023, is an industry-first freemium offering that will be a core driver in the Company's product led growth initiative. Command Center enables SMBs to centralize all their communication through a modular, easily expandable, and customizable platform. Command Center allows an SMB to connect their pre-existing email accounts, Facebook and Instagram accounts along with installing Command Center's WebChat client on their website, and using Voice over Internet Protocol ("*VoIP*") in-platform telephony services along with Short Message Service ("*SMS*") and video calls to provide a centralized inbox for all customer communication. Command Center uniquely not only combines all of these channels into a single inbox, but, through proprietary technology, stitches each of these channels into a single linear conversation per customer. So as a customer sends email, calls, and SMS to the business, utilization of Command Center means that the SMB sees all of these messages in a single conversation.

- **Business Center.** Thryv Business Center, formerly known as Thryv, is our flagship SMB end-to-end customer experience platform. Business Center is designed to allow a SMB everything necessary to streamline their day-to-day business, including customer relationship management ("*CRM*"), appointment scheduling, estimate and invoice creation, payments, document management, social media content, and online review management.

  Our Business Center feature set mirrors the journey of a typical consumer, who begins on a search engine, reads business reviews, finds a company's website and/or social media profiles, and clicks to set up an appointment or request information. After booking an appointment, the consumer typically expects an estimate and eventually an invoice, with the ability to pay online in an easy and efficient manner. This experience is then followed by prompts for reviews and referrals, along with periodic reminders and additional campaigns to generate repeat business.

Built on a customizable CRM database where businesses store customer information and then utilize a host of customer communication tools, Business Center helps SMBs communicate with their customers and manage day-to-day operations. It automatically updates and maintains client listings across the web so our SMBs' online information is always correct.

We have a new, low cost and innovative engineering methodology. This methodology recognizes the large variety of bespoke SaaS solutions and back-end tools that are readily available. Thryv has chosen to utilize best-in-class systems and tools, to integrate them in unique ways that unlock value for the end customer. It is the combination of functionality from multiple platforms together that delivers value greater than each of the parts individually. Thryv maintains full control over the user experience, to deliver a modern and consistent user experience. When Thryv feels functionality is of strategic long-term importance, or it is not readily available in the marketplace, we leverage our internal engineering teams to create technology and innovation on top of the existing interoperable technology stack. Applications and/or features developed by our third-party developers specifically for our platform are not available outside of our platform on a stand-alone basis in the U.S., Canada, Australia, or New Zealand.

Business Center is sold on a monthly auto-subscription basis, which generates a recurring revenue stream. Substantially all of our clients subscribe to contracts with a minimum six-month upfront commitment, after which clients continue on a month-to-month basis. Clients can upgrade their service to a more feature-rich solution at any time as their business grows. We offer a variety of tiers, which we believe enables SMBs to choose the optimal features for their business. We believe the platform represents an attractive value for our SMB clients as compared to competitor products, such as single solutions or complex enterprise software systems that are suited to larger companies.

- **Marketing Center.** Thryv Marketing Center is a fully integrated next generation marketing and advertising platform operated by the end user. Thryv Marketing Center contains everything a small business owner needs to market and grow their business effectively, including easy to understand, artificial intelligence ("*AI*") driven analytics. Marketing Center offers the following:
    - **AutoID**. Marketing Center connects prospects' and customers' digital interactions with the business and synchronizes these activities with the Thryv CRM records. This enables device level attribution so Thryv's users know when and where a client found them for proper attribution on what works and what doesn't;
    - **Enhanced Online Presence**. Marketing Center includes paid profiles on YP.com and Yelp.com, as well as a robust Google Business Profile Optimization service to ensure that the most viewed online profiles for the Marketing Center user stand out from the competition, get noticed, and drive results;
    - **Omni-Channel Paid Campaigns**. Marketing Center users can run paid advertising campaigns across Google, Facebook, Instagram, Yahoo Display, Connected TV, and Yelp all from a single interface. The user is able to allocate budget to their desire and increase, decrease, pause, or continue a campaign at anytime for any reason with full flexibility. All of the tagging, tracking and analytics are automatically configured to simplify the execution of these complex campaigns; and
    - **Marketing Tools**. Marketing Center includes additional marketing tools to help users optimize their online marketing efforts. These include a robust heat mapping tool to optimize and improve their website and landing pages based on visitor behavior, off-line call tracking phone numbers to track the efficacy of offline media efforts such as lawn signs or post cards. Marketing Center also includes a robust competitor watch to track the digital advertising activities of competitors to gleam ideas and work to achieve a competitive advantage.

Clients who also purchase Business Center can generate new business via Marketing Center and have these business opportunities automatically injected into their CRM system and enriched with additional data. These new business

leads populate the client's CRM database enabling our clients to email, text, call, or otherwise communicate with prospective customers via our Thryv platform.

- **ThryvPay**. ThryvPay, is our own branded payment solution that allows users to get paid via credit card and ACH and is tailored to service focused businesses that want to provide consumers safe, contactless, and fast-online payment options. ThryvPay is available to any user of the Thryv Platform, free or paid. ThryvPay offers the following:
    - **Competitive Credit Card Processing Rates**. ThryvPay offers a flat rate per transaction with no set-up fees.
    - **ACH Payments Processing**. Small businesses save money on a per-transaction charge, with the security of knowing immediately if funds are available.
    - **Scheduled Payments.** Service-based businesses that offer ongoing services or memberships can utilize our scheduled payments feature. ThryvPay also allows customized installment plans for pre-set specific dates.
    - **Convenience Fees, Surcharges and Tipping**. Small businesses can pass on optional convenience fees and/or surcharges, where allowed, for consumers who want to pay by credit card when presented with multiple payment options, often driving customers to pay by ACH methods, which generates significant savings for SMBs. ThryvPay also allows consumers to leave a tip.
    - **Credit Card and Bank Account on File**. Consumer information is stored in the small business's Thryv account for future transactions, reducing friction for repeat business.
    - **Real-time Reporting and Assistance**. Thryv and ThryvPay integrates and auto-syncs with QuickBooks Online, Quickbooks Desktop, MYOB, Freshbooks, and Xero for accounting reconciliation. Thryv provides dedicated support for dispute and chargeback assistance.
    - **Consumer Financing**. ThryvPay includes a fully integrated partnership with Wisetack, a consumer lending platform that specializes in larger ticket, service based lending. This enables consumers of Thryv's clients to apply for and pay their service providers utilizing financing. Thryv clients enjoy additional revenue by enabling larger purchases with additional convenience.

- **Thryv Add-Ons.** Thryv Add-Ons include AI-assisted website development, SEO tools, Google Business Profile optimization, and Hub by Thryv. These optional platform subscription-based add-ons provide a seamless user experience for our end-users and drive higher engagement within the Thryv Platform while also producing incremental revenue growth.

Integration of Marketing Services and SaaS

Our expertise in delivering solutions for our client base is rooted in our deep history of serving SMBs. We have worked for decades in our local communities, providing marketing solutions to SMBs. We found that SMBs need technology solutions to communicate with consumers who now do business via their smartphones. We launched our SaaS business in 2015 to provide SMBs with the resources to compete for today's mobile consumers. In 2023, SMB demand for integrated technology solutions continued to grow as SMBs adapt their business and service models to facilitate remote working and contactless customer interactions.

In 2023, domestically, we delivered approximately 26 million PYP directories to strategically targeted American homes whose demographics indicate a higher propensity to use print marketing solutions.

We reach our clients utilizing a multi-channel sales approach that allows us to meet market demand through an extensive inside and outside sales force, channel partners, and targeted digital campaigns. Our nationwide field sales force allows us to have local and virtual interactions with SMB clients, which differentiates us from our competitors.

We derive a competitive advantage from our industry experience, sizable sales force, and our Thryv platform. Existing and potential SMBs have choices when selecting SaaS solutions. Numerous niche cloud-based tools are available for SMBs to self-

provision online, and other providers market competing end-to-end solutions. Because the cost of entry into the SaaS space is relatively low, new entrants continue to emerge. Although we believe many of these solutions lack a comprehensive set of features and offer less onboarding and customer support, SMBs may opt for less expensive solutions or a package of solutions provided by less experienced entrants at a lower cost.

Our Solutions

Comprehensive Marketing Services Offering

We have a full portfolio of marketing solutions for SMBs, including PYP, IYP, SEM, and online display and social advertising, online presence and video, and SEO tools. This enables SMBs to craft a comprehensive marketing strategy with us as the one-stop provider. For example, PYP provides value to SMBs seeking to reach consumers who prefer traditional forms of print media. IYP helps efficiently position a client's business on well-trafficked online directories, and SEM allows SMBs to generate customer traffic directly with ads on Google and other search engines.

Leading Presence in Print Advertising

As the largest publisher of print directories in the United States, we provide clients with insights into how traditional media can reach and advertise to a large segment of the consumer population. In the United States, PYP users tend to be over 55 years of age, more affluent and more likely to own a single-family home, resulting in higher sales conversion rates for our SMB clients.

Dynamic Tracking and Access to Unparalleled SMB Data

The effectiveness of each of our solutions can be measured with tracking software that enables SMBs to easily analyze the performance of their ad campaigns. We examine operational measures from various sources that help us understand how a client's marketing services program is working, and we use these to monitor their effectiveness and performance. As a result, we give SMBs actionable insights to attract and retain new customers.

Enable SMBs to Deliver Customer Experiences That We View as Best-in-Class and Optimize Advertising Budgets and Business Leads Generation within One Platform

Command Center enables SMBs to centralize all their communication through a modular, easily expandable, and customizable platform. By combing their pre-existing email accounts, Facebook and Instagram accounts, along with installing Command Center's WebChat client on their website, and using VoIP in-platform telephony services along with SMS and video calls, Command Center provides a centralized inbox for all customer communication, vastly improving the customer communication experience.

Our Business Center solution delivers many features relevant to SMB needs, including CRM, omnichannel email and text marketing automation, scheduling and appointment management, estimating, invoicing, payments, social media management, reputation management, document management and centralized customer communication. Thryv provides SMBs with a real-time 360-degree view of their customers and every interaction that each customer has with their business throughout their lifecycle.

Marketing Center provides robust solutions for SMBs to market and grow their businesses using a variety of automated digital tools and capabilities. Some solutions use machine learning to automatically choose the optimal mix of advertising solutions for each SMB to generate a tailored solution for it. Marketing Center offers full control and transparency on daily spend, allocations and channel by channel performance to the business owner who seeks to run advertising campaigns without learning or supporting multiple bespoke platforms, or incurring the hefty costs of an advertising agency. Marketing Center then

automatically injects resulting leads and prospects into Business Center while enriching the basic consumer information with additional data. SMBs are then able to contact and engage new and existing customers.

Our Strategy

Continuous Innovation Drives Retention and Growth

In our Marketing Services business, we continue to improve the value of our solutions and leverage our extensive sales force to drive the retention of clients. For example, in our PYP business, we have simplified ad pricing, added colorful new local covers, and modified book formatting to make the books more useful and readable. Additionally, we increasingly renew digital (non-print) accounts through an automated process. In our SEM business, we have improved our bidding process, launched new features and boosted traffic from distribution partner sites. In our SaaS business, we continue to improve our Thryv platform by analyzing user behavior and client requests to expand the feature set and interoperability with other popular cloud-based tools. Annually, our product and engineering teams release over 300 improvements into the Thryv platform that improves usability, adds new functionality, and often creates additional revenue opportunities.

Transition into SaaS

Our plan has been, and continues to be, to develop and grow a profitable SaaS segment to better help SMBs manage their businesses, while maintaining strong profitability within our Marketing Services segment, which serves as an efficient customer acquisition channel for our SaaS platform. As a result, SaaS has been able to achieve profitable growth, and for the year ended December 31, 2023, generated 28.8% of our total revenue. In 2023, we made a strategic decision to accelerate the conversion of clients from digital Marketing Services solutions to SaaS solutions.

Leverage Our Nationwide Scale and Extensive Sales Force

We have one of the largest SMB-focused sales forces in the country within the marketing solutions and SaaS space, which we utilize to attract and manage our clients. We leverage our sales force to introduce our SaaS solutions to new prospects and existing Marketing Services clients through in-person, local as well as virtual, and online meetings to a dedicated SaaS demonstration and sales team. As of December 31, 2023, our efforts led to approximately 62% of our new SaaS clients originating from our Marketing Services segment. SMB demand for SaaS solutions continues to grow as SMBs increase their remote working capabilities and contact-less customer interactions.

Actively Manage Shift in Marketing Services Revenue Mix to Maintain Profitability

We continue to manage our Marketing Services offerings, some of which are in secular decline, notably print, to maximize profitability and extend the life of these solutions. Our cost management strategy includes using third-party printers and cost-effective long-term paper, printing, and directory distribution contracts.

Continued Cash Flow Generation and Selected Capital Allocation

We remain highly focused on methodically managing our assets, maintaining a highly variable cost structure, and building our SaaS business in a way to generate significant cash flow. We believe that our cash flow generation and strategic capital allocation will enable us to continue to reduce debt and pursue acquisitions to create value for our stockholders. We will continue to employ a disciplined financial policy that maintains our financial strength and favorable cost structure.

Opportunistic Acquisitions to Drive Synergy

The Company has experience executing accretive acquisitions in the industry. We believe we are well-positioned to continue this strategy to leverage our platform and scale in our industry. Historically, as a result of our acquisitions, we have realized significant cost synergies and obtained new clients that also bought our SaaS solutions.

International Growth

We continue to expand into international markets, which we view as a large opportunity for growth. We intend to penetrate international markets through acquisition, re-seller agreements, or other commercial arrangements. For example, in 2023, we completed the Yellow Acquisition to enter the New Zealand market, and in 2022, we began operations in Canada with our own sales force combined with a re-seller agreement. Additionally, in 2021, we completed the Thryv Australia Acquisition to enter the Australian market. Internationally, there are approximately 35 million SMBs in our target market.

Our Competition

Our industry is highly fragmented, intensely competitive, and constantly evolving. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense going forward. We believe the principal competitive factors in our segments are the following:

- customized, integrated, and tailored solution strategies;
- flexible technology that is compatible with third-party applications and data sources;
- quality;
- pricing;
- ease of use;
- brand recognition and word-of-mouth referrals;
- availability of onboarding programs and customer support; and
- nationwide and extensive, inside and outside sales forces.

We believe we compete favorably with respect to all these factors and that we are well-positioned as a leading provider of marketing solutions and cloud-based end-to-end customer experience tools to SMBs across the United States.

We face competition from other companies that provide marketing solutions and cloud-based SaaS tools to SMBs.

Marketing Services Competitors

In our Marketing Services business, we compete with numerous national companies that sell marketing campaigns on major national search engines and social media sites and build and host websites.

SaaS Competitors

In our SaaS business, we believe we compete with three general categories of competitors:

- **Point Solution Providers.** We compete with single-point solution providers across many features. Many of these products are low-cost and some have been in the market longer than Thryv.
- **Vertical Solutions.** Vertical solutions exist in many categories, including Home Services, Health & Wellness, Animal Services, Professional Services and Educational Services. Competitors have studied these categories and customized

their products for the applicable category. These companies offer a tailored solution with a targeted appeal. Some also have consumer-facing apps that create demand for the SMB.

- **All-In-One Competitors.** Our most direct competitors are other all-in-one solutions. Several are priced above our price point or target larger companies with more employees.

Human Capital

Our key human capital management objectives are to attract the right talent, develop potential future and current talent for leadership positions, retain high performers and reward employees through competitive pay and employee benefits. We support these objectives with employee experience and culture initiatives aimed at making the workplace diverse, engaging and inclusive, while providing growth opportunities, internal leadership programs and diversity programs. In addition, we consistently monitor employee engagement through employee engagement studies and monthly surveys.

We employed 3,049 people as of December 31, 2023. Our workforce is comprised of approximately 98% full-time and 2% part-time employees. The majority of our employees are employed in our Outside and Inside Sales, Inbound Sales and Sales Operations, Client Experience, Operations, Information Technology, Billing and Print Directories departments.

Some examples of our key programs and initiatives intended to attract, develop and retain our diverse workforce include:

- **Diversity and Inclusion ("*D&I*").** The Company's Diversity Council provides a voice for our employees to leadership – to share insights, communicate with leadership, and generate ideas and actions to enhance and impact diversity and inclusion at Thryv. The Diversity Council plans and sponsors events to celebrate diversity and inclusion, educate and raise awareness, and create opportunities for networking and mentorship within diverse groups.

- **Connecting the Dots Program:** This is a new hire program where the Company shares information about Thryv's culture, Company programs and discounts, communication tips within the Company, and more. The goal is to ease the new hire's integration into the Thryv culture, right from the start, and make them immediately feel included in Thryv's mission and programs.

- **Accelerators Recognition Program.** This program is designed to grow the connection and recognition of top performers who demonstrate our core values in their excellent performance. Our core values are:

  - Client Devoted
  - DONE3
  - Act Like You Own the Place
  - Invest in Our People
  - Under Promise, Over Deliver
  - Making Money is a By-Product of Helping People
  - Think Long-Term; Act with Passion and Integrity

- **Benefits.** Among our benefit offerings, Virgin Pulse wellness programming has become a key motivator to good health and well-being. It is a user-friendly platform that encourages well-being, safety and performance, by providing friendly team-based competition, self-directed wellness journeys and incentives to build healthy habits and drive collaboration across Thryv. With 78% of employees enrolled on the platform and 61% of those enrolled actively engaged, the digital well-being platform has contributed meaningfully to our Work From Anywhere approach while creating connections and supporting a healthy lifestyle among our employees.

- **Talent Development.** We prioritize and invest in creating opportunities to help employees grow and build their careers through training and development programs. These include online and on-the-job learning formats.

- **Our Emerging Leaders Program** is designed to help identify and develop future leaders. Once identified, Emerging Leaders are provided focused leadership and management skill development programs – instructor-led, online and on-the-job. 42 employees successfully completed the Emerging Leader program in 2023, resulting in 2 promotions into management – representing 5% of participants. The program continues into 2024 as we continue to positively support and grow leadership bench strength.

- **Our New Manager Training Program** is provided to newly promoted managers to develop and enhance their soft skills in people management. This program aims to set up newly promoted people managers for success while developing a network of colleagues to draw support and counsel.

- **The Mindful Manager Program** is designed to provide people leaders the opportunity to invest in their own development through quarterly online coursework. Courses are focused on elevated employee matters such as Leading with Emotional Intelligence, Mastering the Art of Listening, and Navigating Cross-Cultural Differences. Following completion of the coursework, leaders are invited to attend a Leadership Roundtable to discuss the assigned content and share learnings.

- **The Tuition Assistance Program ("*TAP*")** supports the lifelong learning of all employees. Through a generous reimbursement program, we encourage employees to seek continuous education and personal development to support their career aspirations while contributing to Thryv's collective growth and success. Eligible coursework may be aimed at the achievement of an Associate's, Bachelor or Master's degree or may be specialized in various certificate/certification programs. In 2023, we added language learning resources through Berlitz which have been well-received by employees globally.

- **Culture Team.** "Invest in Our People" is one of our core values, which we support with various initiatives.

  - **Our Thryv Life Channel** (facilitated by Microsoft Teams) serves as our internal social media platform. The platform provides a vehicle to highlight personal and professional successes, share inspirational stories, publicize social opportunities, run "fun" employee-centric virtual events and generally connect our people. Engagement is high and continues to enhance the promotion of core values and relationship-building as we continually learn and grow in a Work From Anywhere environment.

  - **Learning Opportunities.** To ensure we provide learning opportunities that enable us to adapt, belong and connect, we launched monthly "Lunch and Learn" sessions featuring a wide variety of employee-centric topics such as building one's personal brand, communication skills, and other specific skill-building subjects.

  - **Culture Clubs** are designed to purposefully drive connection and relationship-building across diverse work teams and individuals. Recognizing that the virtual workplace can be challenging for new relationship-building, the Culture Clubs offer meaningful opportunities to a broad group of employees to identify and join groups of colleagues with similar hobbies and interests.

  - **Virtual Onboarding.** We are focused on virtually onboarding new employees through an enhanced virtual onboarding program. Video engagements, networking, a buddy program and social interactions are all included in properly onboarding a virtual employee while weaving core values and key job learnings into the programming.

Our Intellectual Property

The protection of our technology and intellectual property is an important component of our success. We rely on intellectual property laws, including trade secrets, copyright, patent, and trademark laws in the United States and abroad and use contracts, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, and other contractual rights to protect our intellectual property. We possess certain intellectual property relating to Thryv®, Thryv Leads®, and our Marketing Services offerings, including but not limited to the following:

- trademark protection on brands, taglines, and products;
- proprietary roadmap and product stack with proprietary code;
- machine-learning algorithms and techniques;
- notice of allowance on a patent related to systems and methods underlying Thryv Leads, which processes include the coordination among our lead estimator tool, lead scoring systems, budget allocation systems, and the SMB's CRM system;
- strategic alliances;
- branding via proprietary print and online assets; and
- copyright protections on work product.

We maintain a library of high-quality, proprietary communications, including:

- product features;
- customer FAQ's;
- our ideal client profile;
- website images and content;
- vertical industry templates and taxonomy;
- how-to-videos; and
- articles, blogs, and guides on using and competing with digital marketing.

In addition to the foregoing, we have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment of inventions agreements with employees, independent contractors, consultants, and companies with which we conduct business.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the technology industry have extensive patent portfolios. From time to time, third parties have asserted copyright, trademark, and other intellectual property rights against us or our clients. Litigation and associated expenses may be necessary to enforce our proprietary rights.

Our Use of Technology

In Marketing Services, our print directories are published using a customized platform supported by our in-house engineering team. Our IYPs are managed by our in-house engineering team using proprietary software that we build and maintain. Other digital Marketing Services offerings are fulfilled in-house using third-party cloud-based software.

Our Thryv platform is comprised of unique integrations and solutions either built by Thryv or built for Thryv, and to Thryv's specifications. In addition, we integrate with select third-party vendors who are managed by our in-house product and development teams. Thryv has chosen to utilize best-in-class systems and tools, to integrate them in unique ways that unlock value for the end customer. SaaS order processing and tracking, client engagement, client communications, and many other aspects of running the day-to-day SaaS business are performed using subscription-based third-party tools. When Thryv feels functionality is of strategic long-term importance, or it is not readily available in the marketplace, we leverage our internal engineering teams to create technology and innovation on top of the existing interoperable technology stack. We ensure that we retain intellectual property for the critical elements of the Thryv platform.

Government Regulation

We are subject to many U.S. federal and state and other foreign laws and regulations, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, rights of publicity, health and safety, employment and labor and taxation.

Compliance with government regulations, including environmental regulations, has not had and is not expected to have a material effect upon the capital expenditures, earnings, or competitive position of our company. However, these laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our business. See "*Risk Factors — Legal, Tax, Regulatory and Compliance Risks*" for additional information.

Item 1A. Risk Factors

Risk Factor Summary

Our business and owning our common stock are subject to numerous risks and uncertainties, including those highlighted in *"Risk Factors.*" As a summary, these risks include, but are not limited to, the following:

- significant competition for our Marketing Services solutions and SaaS offerings, which include companies who use components of our SaaS offerings provided by third parties;
- our ability to transition our Marketing Services clients to our Thryv platform, sell our platform into new markets or further penetrate existing markets;
- variability in our operating results due to directory publication cycles;
- our ability to manage our growth effectively;
- our potential failure to successfully expand our current offerings into new markets or further penetrate existing markets;
- our clients potentially opting not to renew their agreements with us or renewing at lower spend;
- our ability to maintain profitability;
- our potential failure to provide new or enhanced functionality and features;
- our potential failure to identify and acquire suitable acquisition candidates;
- recognition of impairment losses;
- internet search engines and portals potentially terminating or materially altering their agreements with us;
- our reliance on third-party service providers for many aspects of our business and our potential inability to maintain our strategic relationships with such third-party service providers;
- our, or our third-party providers', potential inability to keep pace with rapid technological changes and evolving industry standards;
- our potential failure to maintain the compatibility of our Thryv platform with third-party applications;
- our inability to recover should we experience a disaster or other business-continuity problems;
- the potential loss of one or more key employees or our inability to attract and to retain highly skilled employees;
- the potential impact of future labor negotiations;
- our potential failure to comply with applicable privacy, security and data laws, regulations and standards;
- potential changes in regulations governing privacy concerns and laws or other domestic or foreign data protection regulations;
- potential system interruptions or failures, including cyber-security breaches, identity theft, data loss, unauthorized access to data or other disruptions that could compromise our information or our client information;
- our potential failure to protect our intellectual property rights, proprietary technology, information, processes, and know-how;
- reduced demand for our products due to epidemics or other public health emergencies;
- litigation and regulatory investigations aimed at us or resulting from our actions or the actions of our predecessors;
- adverse tax laws or regulations or potential changes to existing tax laws or regulations;
- our potential failure to meet service level commitments under our client contracts;

- our potential failure to offer high-quality or technical support services;
- aging software and hardware infrastructure;
- our, or our third-party service providers', failure to manage our technical operations infrastructure;
- our Thryv platform and add-ons potential failure to perform properly;
- our outstanding indebtedness and our potential inability to generate sufficient cash flows to meet our debt service obligations;
- the potential restriction of our future operations by restrictive covenants in the agreements governing our Senior Credit Facilities (as defined below);
- volatility and weakness in bank and capital markets;
- potential volatility in the public price of our shares of common stock; and
- anti-takeover provisions in our governing documents may prevent a change or control.

For a discussion of these and other risks you should consider before making an investment in our common stock, review the below Risk Factors.

Risks Related to Our Business and Industry

Strategic, Market and Competition Risks

We face significant competition for our Marketing Services solutions and SaaS offerings, which may harm our ability to add new clients, retain existing clients and grow our business. Competitors include companies who use components of our SaaS offerings provided by third parties.

We face intense competition from other companies that offer marketing solutions and business management tools for the SMB market. Competition could significantly impede our ability to sell marketing solutions or subscriptions to our Thryv platform and add-ons on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products less competitive or obsolete. In addition, if these competitors develop products with similar or superior functionality to our Thryv platform, we may need to decrease prices or accept less favorable terms for our platform subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, our operating results will be adversely affected.

Our competitors include:

- other print media companies;
- cloud-based business automation providers;
- email marketing software vendors;
- sales force automation and CRM software vendors;
- website builders and providers of other digital tools, including low cost, less experienced do-it-yourself providers;
- marketing agencies and other providers of SEM, online display and social advertising, online presence and video, and other digital marketing services including SEO tools; and
- large-scale SaaS enterprise suites who are moving down market and targeting SMBs.

In addition, instead of using our platform, some prospective clients may elect to combine disparate point applications, such as content management systems ("*CMS*"), marketing automation, CRM, billing and payments management, analytics and social media management. We also face competition from third parties who provide us components of our SaaS offerings. We may also face competition from others who reoffer or use such components in their SaaS solutions. There are lower barriers to entry for SaaS solutions, and we expect that new competitors, such as SaaS vendors that have traditionally focused on back-office functions, will develop and introduce applications serving customer-facing and other front-office functions. This development could have an adverse effect on our business, operating results and financial condition. In addition, sales force automation and CRM system vendors could acquire or develop applications that compete with our software offerings. Some of these companies have acquired social media marketing and other marketing software providers to integrate with their broader offerings.

We also face competition from search engines and portals as well as online directories, other business search sites and social media networks, some of which have entered into commercial agreements with us to provide support for our solutions. Our digital strategy may be adversely affected if major search engines or social media networks with which we currently have commercial agreements decide to more directly market advertising and SaaS business solutions to SMBs. Competing search engines also have the ability to alter their search algorithms, which could change the current flow of commercial search traffic away from our sites and our customers. If this occurs, we may not be able to compete effectively with these other companies, some of which have greater resources than we do.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, and they may be able to devote greater resources to the development, promotion, sale and support of their products and services. Additionally, they may have more extensive customer bases, broader customer relationships, and greater name recognition. As a result, these competitors may respond faster to new technologies and undertake more extensive marketing campaigns for their products. In a few cases, these competitors may also be able to offer marketing and sales software at little or no additional cost by bundling it with their existing suite of applications. To the extent any of our competitors have existing relationships with potential clients for either business software or marketing solutions, those clients may be unwilling to purchase our platform because of their existing relationships with our competitor. If we are unable to compete effectively with such companies, the demand for our Marketing Services solutions and SaaS offerings could decline substantially.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our Thryv platform. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business, operating results and financial condition.

Our Marketing Services business revenue, which comprises a significant portion of our revenue, may decline at a rate faster than we anticipate, and we may not be able to successfully transition our Marketing Services clients to our Thryv platform in order to offset the decline in Marketing Services revenue with SaaS revenue.

Our growth strategy is focused on the growth and expansion of our SaaS offerings; however, during 2023, 71.2% of our revenue was derived from our Marketing Services offerings.

Maintenance of our Marketing Services business requires investment, specifically with respect to compliance updates and security controls. If our investments are not sufficient to adequately update our Marketing Services business, such solutions may lose market acceptance, and we may face security vulnerabilities. In recent years, overall industry demand for print services has declined significantly, and we expect this trend to continue. In addition, we have marketed our SaaS offerings to our Marketing Services clients, and some of our Marketing Services clients have transitioned to our Thryv platform, but there is no guarantee that remaining Marketing Services clients will transition to our Thryv platform. If such Marketing Services clients do not transition, we may lose them in the future, or we may be required to make ongoing investments to serve a smaller pool of clients. If our revenue from our Marketing Services declines at a rate faster than anticipated, our necessary investments in Marketing Services may not be offset by revenue generated. Also, if we are not able to successfully convert a sufficient number of our Marketing Services clients to our SaaS offerings, or if the decline in our Marketing Services revenue continues to outpace our SaaS revenue growth, this could have a material adverse effect on our business, financial condition and results of operations.

We recognize revenue for our print services upon delivery of the print directories to the intended market, which can result in variability in the amount of revenue recognized each quarter due to the publication cycle of each print directory.

We recognize revenue for print services at a point in time upon delivery of the published print directories containing customer advertisements to the intended market. Our print directories typically have 12-month publication cycles in Australia and New Zealand and 15 to 18-month publication cycles in the U.S. As a result, we typically record revenue for each publication only once every 12 to 18 months, depending on the publication cycle of the directory. The amount of revenue we recognize

each quarter from our print directories is therefore directly related to the number of print directories we deliver to the intended market each quarter, which can vary dramatically based on the timing of the publication cycles. The timing of our print publication cycles may result in increased variability in the amount of revenue recognized each quarter, which could have a material adverse effect on our results of operations.

If our SEO strategies fail to help our IYPs get discovered or our clients' websites to get discovered in unpaid search results, our business could be adversely affected.

Our success depends in part on our ability to help our IYPs and our clients' websites and contact information get discovered more easily in unpaid internet search results on search engines, such as Google, Yahoo! and Bing, among others. Algorithms are used by these search engines to determine search result listings and the order of such listings displayed in response to specific searches. Accordingly, our SEO efforts help our IYPs and our clients' websites to be discovered more easily in organic search engine results, making it more likely that search engine users will visit these websites. However, our SEO efforts on behalf of our IYPs or our clients' websites may not succeed in improving the discoverability of this content. Google in particular is the most significant source of traffic to our IYPs and to our clients' websites. Therefore, it is important for us to maintain an effective SEO strategy so that our IYPs, where our clients' business profiles are found, and our SMB clients' websites, maintain a prominent presence in results from Google search queries. If we fail to do so, our business, financial condition and results of operations may be materially adversely affected.

In addition, search engines frequently change the criteria that determine the order in which their search results are displayed, and our SEO efforts on behalf of our own sites and our clients' sites will be unsuccessful if we do not effectively respond to those changes on a timely basis, or if the algorithm changes made by Google and other search engines make it harder for our IYPs or our clients' websites to rank, reducing traffic flow. Therefore, if we are unable to respond effectively to changes made by search engine providers in their algorithms and other processes, our clients may experience substantial decreases in traffic to their profile pages on our IYPs and to their own websites. This may lead to a decrease in the perceived value of our products, which could result in our inability to acquire new clients, the loss of existing clients, a decrease in revenues and a material adverse effect on our results of operations.

Our growth strategy has focused on developing our SaaS segment, which has experienced recent revenue growth. If we fail to manage our growth effectively or if our strategy is not successful, we may be unable to execute our business plan, to maintain high levels of service, or to adequately address competitive challenges.

We have recently experienced growth in our operations related to our SaaS segment. While we have been successful in transitioning and cross-selling our SaaS solutions to our Marketing Services clients in the past, this success may not continue.

We plan to continue to invest in the infrastructure and support for our SaaS solutions while maintaining profitability in our U.S. and international Marketing Services segments. The growth of our SaaS solutions placed, and future growth will place, a significant strain on our management, administrative, operational and financial infrastructure. In order to manage this growth effectively, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. Failure to effectively manage growth, or failure to achieve our growth strategy, could result in difficulty or delays in maintaining clients, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new features, or other operational difficulties; and any of these difficulties could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on, and extension of credit to, small and medium sized local businesses could adversely affect our business.

In the ordinary course of our business, we extend credit to SMBs in the form of a trade receivable for advertising purchases. Local businesses, however, tend to have fewer financial resources and higher failure rates than large businesses, especially during a downturn in the general economy. Also, the proliferation of very large retail stores may continue to adversely affect local businesses. We believe these limitations contribute significantly toward clients not renewing their subscriptions. If clients fail to pay within specified credit terms, we may cancel their advertising in future directories, which could further impact our ability to collect past due amounts, as well as adversely impact our advertising sales and revenue trends. In addition, full or partial collection of delinquent accounts can take an extended period of time. Consequently, we could be adversely affected by our dependence on, and our extension of credit to, local businesses in the form of trade receivables.

If we are unable to develop or to sell our Thryv platform into new markets or to further penetrate existing markets, our revenue may not grow as expected.

Our ability to increase revenue will depend, in large part, on our ability to increase sales from existing clients who do not utilize our Thryv platform and to sell our existing platform into new domestic and international markets. The success of our Thryv platform depends on several factors, including the introduction and market acceptance of our Thryv platform, the ability to maintain and to develop relationships with third-party service providers, and the ability to attract, to retain and to effectively train sales and marketing personnel. Any new solutions we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the market acceptance necessary to generate significant revenue. Any new markets in which we attempt to sell our Thryv platform and add-ons, including new countries or regions, may not be receptive. Additionally, any expansion into new markets will require commensurate ongoing expansion of our monitoring of local laws and regulations, which increases our costs as well as the risk of the product not incorporating in a timely fashion or all the necessary changes to enable a client to be compliant with such laws. Our ability to further penetrate our existing markets depends on the quality of our Thryv platform and add-ons and our ability to design our solutions to meet consumer demand. Furthermore, our ability to increase sales from existing clients depends on our clients' satisfaction with our services and our clients' desire for additional solutions and to expand from single-point solutions to our comprehensive Thryv platform. If we are unable to sell solutions into new markets or to further penetrate existing markets, or to increase sales from existing clients, our revenue may not grow as expected, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the success of any geographic expansion depends on our ability to customize products to integrate with third-party applications in that region and other market specific customizations, translate products for non-English speaking markets and provide customer service and training in local languages, which we may be unable to do successfully.

We are dependent upon client renewals, the addition of new clients, increased revenue from existing clients and the continued growth of the market for our Thryv platform and any impact on these factors could materially adversely affect our operating results.

We expect to derive a substantial portion of our future revenue from the sale of subscriptions to our Thryv platform. The market for small business management solutions is still evolving, and competitive dynamics may cause pricing levels to change as the market matures and as existing and new market participants introduce new types of point applications and different approaches to enable businesses to address their respective needs. As a result, we may be forced to reduce the prices we charge for our Thryv platform and may be unable to renew existing client agreements or enter into new client agreements at the same prices and upon the same terms that we have historically. In addition, our growth strategy involves cross-selling to existing U.S. and international Marketing Services clients to increase the value of our client relationships over time as we expand their use of our services, onboard other parts of their organizations and upsell additional offerings and features. If our cross-selling efforts are unsuccessful or if our existing clients fail to expand their use of our Thryv platform or adopt additional offerings and features, our operating results may be materially adversely affected.

Our subscription renewals may decrease, and any decrease in our number of clients could harm our future revenue and operating results.

Our Thryv platform clients have no obligation to renew their subscriptions for our platform after the expiration of their initial contractual subscription periods. Our agreements with our Thryv platform clients are typically structured on an initial multi-month subscription basis with automatic monthly renewal thereafter; consequently, our clients may choose to terminate their agreements with us at any time after the expiration of the initial term by providing us with the amount of written notice stipulated in the contract. In addition, our clients may seek to renew for lower subscription amounts or for shorter contract lengths. Also, clients may choose not to renew their subscriptions for a variety of reasons. Our renewals may decline or fluctuate as a result of a number of factors, including limited client resources, pricing changes, the prices of services offered by our competitors, adoption and utilization of our platform and related add-ons by our clients, adoption of our new solutions, client satisfaction with our platform, mergers and acquisitions affecting our client base, reductions in our clients' spending levels or declines in client activity as a result of economic downturns or uncertainty in financial markets. If our clients do not renew their subscriptions for our platform or if they decrease the amount they spend with us, our revenue will decline and our business will suffer. In addition, a subscription model creates certain risks related to the timing of revenue recognition and potential reductions in cash flows.

If we fail to further enhance our brand or maintain our existing strong brand awareness, our ability to expand our client base may be impaired and our financial condition may suffer.

We believe that our development of the Thryv brand and maintenance of our existing PYP and IYP brands, including The Real Yellow Pages and Yellowpages.com, is critical to achieving widespread awareness of our existing and future solutions and, as a result, is important to attracting new clients and maintaining existing clients. In the past, our efforts to build our brands have involved significant expenses, and we believe that this investment has resulted in relatively strong brand recognition in the SMB market. Successful promotion and maintenance of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide a reliable and useful Thryv platform at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

We may not be able to maintain profitability in the future, and our past performance may not be indicative of our future performance.

During the year ended December 31, 2023, we generated a net loss of $259.3 million. If we are unable to acquire new clients cost effectively, we may incur net losses in the future. Our expenses may increase in the future due to additional investment in product development or expenses related to acquisitions, which could impact our ability to sustain profitability in the future. Additionally, while the majority of our revenue in fiscal years 2023, 2022 and 2021 came from advertising services provided in local classified print directories and digital marketing solutions, such as search, display and social media, future development of new services may initially have a lower profit margin than our existing services, which could have a material adverse effect on our business, financial condition and results of operations. As a result, we may not be able to maintain profitability in the future.

The continuing decline in the use of print directories and in our ability to attain new or renewed print agreements continues to adversely affect our business.

Overall references to print directories, including our Print Yellow Pages, in the United States have been declining since the early 2000s. This decline is primarily attributable to increased use of internet search providers, as well as the proliferation of large retail stores for which consumers and businesses may not reference the print directories. While we expect the decline in usage will continue to negatively affect advertising sales associated with our traditional print business, a significant further decline in usage of our print directories could impair our ability to maintain or increase advertising prices, which may cause businesses to reduce or discontinue purchasing advertising in our print directories. Either or both of these factors could adversely affect our revenue and have a material adverse effect on our business, financial condition, results of operations and prospects. These trends have resulted in declining print advertising sales, and we expect these trends to continue in 2024 and beyond.

In addition, a portion of the revenue we report each period results from the recognition of deferred revenue relating to agreements entered into during previous periods. A decline in new or renewed agreements in any period may not be immediately reflected in our reported financial results for that period but may result in a decline in our revenue in future periods. If we were to experience significant downturns in agreements and renewals, our reported financial results might not reflect such downturns until future periods.

Providing technology-based marketing solutions to small businesses is an evolving market that may not grow as quickly as we anticipate, or at all.

The value of our solutions is predicated upon the assumption that online and mobile presence, acquisition and retention marketing and the ability to connect and interact with consumers online and on mobile devices are, and will continue to be, important and valuable strategies for small businesses to enhance their abilities to establish, grow, manage and market their businesses. If this assumption is incorrect, or if small businesses do not, or perceive that they do not, derive sufficient value from our solutions, then our ability to retain existing clients, attract new clients and grow our revenues could be adversely affected.

If we are not able to provide new or enhanced functionality and features, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully provide new or enhanced functionality and features for our existing solutions that achieve market acceptance or that keep pace with rapid technological developments. For example, we are focused on enhancing the connectivity and integration of add-ons to our Thryv platform to expand its utility for our SMB clients. The success of new or enhanced functionality and features depends on several factors, including their overall effectiveness and the timely completion, introduction and market acceptance of the enhancements, new features, or applications. Furthermore, we depend on both internal development and our third-party software partners to develop and implement their own enhancements, new features, or applications that can then be integrated into the Thryv platform. Failure in either of these areas may significantly impair our revenue growth.

In addition, because our solutions are designed to operate on a variety of systems, we will need to continuously modify and enhance our solutions to keep pace with changes in internet-related hardware, iOS and other software and communication, browser and database technologies. We may not be successful in developing these new or enhanced functionalities and features, or in bringing them to market in a timely fashion. If we do not continue to innovate and deliver high-quality, technologically advanced solutions, we will not remain competitive, which could have a material adverse effect in our business, financial condition and results of operations. Any failure of our Thryv platform and add-ons to operate effectively with future network platforms and technologies could reduce the demand for our Thryv platform and add-ons, result in client dissatisfaction and have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates or in integrating any businesses that are or have been acquired. This could have a material adverse effect on our business, financial condition and results of operations.

One of our key growth strategies is to acquire other businesses or to invest in complementary companies, channels, platforms or technologies that we believe could expand our client base or otherwise offer growth opportunities into new markets. We may also in the future seek to acquire or invest in other businesses, applications or technologies that operate in different industries than ours if we determine that an attractive investment or acquisition opportunity has been presented to us. We may not be able to identify appropriate acquisition candidates or, if we do, we may not be able to negotiate successfully the terms of an acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Acquired businesses may not provide us with successful client conversions, achieve the levels of revenue or profitability anticipated, or otherwise perform as expected. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies that could have a material adverse effect on our financial condition and difficulties in integrating acquired businesses.

In addition, we may be unable to successfully integrate businesses that we have acquired or may acquire in the future. The integration of an acquisition involves a number of factors that may affect our operations. These factors include:

- difficulties in converting the clients of the acquired business onto our Thryv platform;
- difficulties in converting the clients of the acquired business to our Marketing Services offerings or to our contract terms;
- diversion of management’s attention;
- incurrence of significant amounts of additional debt;
- creation of significant contingent earn out obligations or other financial liabilities;
- increased expenses, including, but not limited to, legal, administrative and compensation expenses;
- difficulties in the integration of acquired operations, including the integration of data and information solutions or other technologies;
- entry into unfamiliar segments;
- adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;
- difficulties retaining key employees and maintaining the key business and client relationships of the businesses we acquire;
- cultural challenges associated with integrating employees from the acquired company into our organization;
- unanticipated problems or legal liabilities; and
- tax and accounting issues.

A failure to integrate acquisitions efficiently, may be disruptive to our operations and adversely impact our revenues or increase our expenses.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could increase our interest payments. To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

We also may divest or sell assets or businesses that we acquire, and we may have difficulty selling such assets or businesses on acceptable terms or in a timely manner. This could result in a delay in the achievement of our strategic objectives, additional expense, or the sale of such assets or businesses at a price or on terms that are less favorable than we anticipated.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the event that the book value of goodwill or other intangible assets is impaired, any such impairment would be charged to earnings in the period of impairment. In the future, if our acquisitions do not yield expected returns, we may be required to record charges based on this impairment assessment process, which could have a material adverse effect on our financial condition and results of operations.

Expansion of our operations to, and offering our services in, markets outside of the U.S. subjects us to political, economic, legal, operational and other risks that could have a material adverse effect on our business, results of operations, financial condition, cash flows and reputation.

We are continuing to expand our operations by offering our products and services in Australia, New Zealand and Canada, and may expand to additional markets outside of the U.S. in the future, which increases our exposure to the inherent risks of doing business in international markets. Depending on the market, these risks include those relating to:

- changes in local economic environment;
- political instability;
- trade regulations;
- intellectual property legal protections;
- procedures and actions affecting pricing, reimbursement and marketing of our products and services;
- fluctuations in foreign currency rates;
- additional U.S. and foreign taxes;
- changes in local laws or regulations, or interpretation or enforcement thereof;
- potentially longer ramp-up times for offering our services; and
- data and privacy regulations.

Issues relating to the failure to comply with applicable non-U.S. laws, requirements or restrictions may also impact our domestic business and/or raise scrutiny on our domestic practices.

Additionally, some factors that will be critical to the success of our international business and operations will be different than those affecting our domestic business and operations. For example, conducting international operations requires us to devote significant management resources to implement our controls and systems in new markets, to comply with local laws and regulations, including to fulfill financial reporting requirements, and to overcome the numerous new challenges inherent in managing international operations.

Any expansion of our international operations through acquisitions or through organic growth could increase these risks. Additionally, while we may invest material amounts of capital and incur significant costs in connection with the growth and development of our international operations, including to start up or acquire new businesses, we may not be able to operate them profitably on the anticipated timeline, or at all.

These risks could have a material adverse effect on our business, results of operations, financial condition, cash flows and could materially harm our reputation.

We have recorded impairment charges in the past and may record impairment charges in the future.

We are required, at least annually, or as facts and circumstances warrant, to test goodwill to determine if impairment has occurred. We are also required to test certain other assets for impairment as facts and circumstances warrant. Impairment may

result from any number of factors, including adverse changes in assumptions used for valuation purposes, such as sales, operating margins, growth rates and discount rates based on budgets, business plans, economic projections, anticipated future cash flows and marketplace data or other factors. If the testing indicates that impairment has occurred, we are required to record a non-cash impairment charge.

During the year ended December 31, 2023, the secular decline in industry demand for print services, the trending decline in our Marketing Services client base, competition in the consumer search and display space, and the Company's strategic decision during the fourth quarter of 2023 to accelerate the conversion of clients from its digital Marketing Services solutions to its SaaS solutions adversely impacted certain of the assumptions used to estimate the discounted future cash flows of some of our reporting units for purposes of performing our goodwill impairment test. As a result, we recognized total non-cash impairment charges of $268.8 million in the fourth quarter of 2023 to reduce goodwill for our Thryv U.S. Marketing Services segment.

As of December 31, 2023, we had $302.4 million of goodwill, with $19.8 million related to the Thryv U.S. Marketing Services segment, $218.9 million related to the Thryv U.S. SaaS segment and $63.7 million related to the Thryv International Marketing Services segment. The expected continued secular decline in industry demand for print services, increased competition, changes in valuation assumptions or other factors could result in impairment charges in the future, which could have a material adverse effect on our results of operations.

The Company’s strategic decision to convert clients from its digital Marketing Services to its Marketing Center platform could result in higher levels of client churn and have an adverse effect on the Company’s results of operations and key business metrics.

During the fourth quarter of 2023, the Company made a strategic decision to accelerate the conversion of its digital Marketing Services solutions clients to its SaaS Marketing Center platform at no cost to these clients. Over time, the conversion of these clients will decrease the revenue of the Thryv U.S. and International Marketing Services segments and increase the revenue of the Thryv U.S. and International SaaS segments. While the Company believes these clients are receiving a valuable, no-cost upgrade to Marketing Center and will be more likely to subscribe for additional features of the Thryv Platform in the future, the accelerated conversion of these clients could result in these clients cancelling their services with the Company at a higher rate than the Company has historically experienced, which could have a materially adverse effect on the Company’s results of operations. Furthermore, the conversion of these clients could have an adverse effect on certain of the Company’s key business metrics, such as a reduction in total clients and reduced SaaS monthly ARPU. Any of these negative effects could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Strategic Relationships and Third Parties

We have agreements with several major internet search engines and search sites. The termination or material alteration of one or more of these agreements could adversely affect our business.

We have agreements with several internet search engines and search or directory websites providers, which makes our content easier for search engines to access and provides a greater response for our clients to general searches on the internet. Under the terms of the agreements with these search providers, we place our clients’ advertisements on major search engines and other third-party search and directory sites and print directories, which give us access to a higher volume of traffic than we could generate on our own, without relinquishing the client relationship. The search engines benefit from our outside and inside sales force and full-service capabilities for attracting and serving local advertisers that might not otherwise transact business with search engines. Other third-party directories and search sites benefit from our payment for traffic from their sites to our advertisers. The termination or material alteration of one or more of our agreements with major search engines or third-party providers could adversely affect our business.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on the continuation and expansion of relationships with vendors and other third parties. In our SaaS segment, such third parties include third-party service providers (i.e., software developers and hosting services), sales channel partners and technology and content providers. In our U.S. and international Marketing Services segments, we depend upon third parties to print, publish and distribute our directories. Identifying partners and negotiating and documenting relationships with them requires significant time and resources. In addition, the third parties we partner with may not perform as expected under our agreements, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation.

Additionally, we rely on the expansion of our relationships with our third-party providers as we enhance our service offerings. While some of our agreements with third parties include exclusivity provisions, we may lose the exclusivity or other protections we have in force due to our own performance or efforts by our competitors or business problems these third parties encounter. Typically, our agreements are non-exclusive and do not prohibit our third-party providers from working with our competitors.

If we are unsuccessful in establishing or maintaining our relationships with third-party service providers, our ability to compete in the marketplace or to grow our revenues could be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party service providers for many aspects of our business. If one or more of our third-party service providers experiences a disruption, goes out of business, experiences a decline in quality, or terminates its relationship with us, we could experience a material adverse effect on our business, financial condition or results of operations.

We rely on third-party service providers for many integral aspects of our business. A failure on the part of any of our third-party service providers to fulfill its contracts with us could result in a material adverse effect on our business, financial condition or results of operations. We depend on our third parties for many services, including, but not limited to:

Development and delivery of Thryv modules

We utilize third-party service providers for a variety of components and feature sets and related intellectual property underlying or incorporated in the Thryv platform. Additionally, we utilize third-party service providers for the development and maintenance of our Thryv platform, as well as hosting the Thryv platform itself through a third party's relationship with a cloud services provider. We also rely on a third-party solution for order entry and monthly payment processing for Thryv orders. Any decline in the quality of, or delay in delivery of, modules or other software produced by such third-party service providers could result in reduced revenue, cause an increase in operational costs to switch providers, subject us to liability, or cause clients to fail or be unable to renew their subscriptions, any of which could materially adversely affect our business. Typically, our license agreements with third-party service providers are not exclusive and/or do not extend to all territories in which we may wish to do business in the future, and in certain cases, our third-party service providers have the right to distribute features developed for our Thryv platform in their own software offerings, which could adversely impact select functionality of our platform as well as adversely affect our business, our ability to compete with our competitors, and our ability to generate revenue. If our agreements with our third-party service providers expire or are terminated, we may face loss of functionality or costs associated with replacing the relevant technology. Such expiration or termination may also disrupt our business, leading to liability to customers or loss of business.

Upkeep of data centers

We host our consumer-facing internet sites, which are a major source of low-cost fulfillment traffic for our clients and serve most of our digital service clients from data centers operated by third-party providers, primarily Amazon Web Services. While we control and have access to our servers and all of the components of our network that are located in our external data centers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew

their agreements with us on commercially reasonable terms, or at all. These third parties may also seek to cap their maximum contractual liability, resulting in Thryv being financially responsible for losses caused by their actions or omissions. Additionally, we host our internal systems through data centers that we operate and lease in Texas and Virginia. If we are unable to renew our agreements with our third-party providers or to renew our leases on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with any such transfer. Both our third-party data centers and data centers that we lease and operate are subject to break-ins, sabotage, intentional acts of vandalism and other misconduct. Any such acts could result in a breach of the security of our or our clients' data.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our clients. We have periodically experienced service disruptions in the past, and we may experience interruptions or delays in our service in the future. Our third-party data centers' operators could also decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy, faced by our third-party data center operators or any of the third-party service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could adversely affect the growth of our business. While we maintain both redundancy and disaster recovery protocols, any changes in third-party service levels at our data centers or any security breaches, errors, defects, disruptions, or other performance problems with our Thryv platform and add-ons could adversely affect our reputation, damage our clients' stored files, result in lengthy interruptions in our services, or otherwise result in damage or losses to our clients for which they may seek compensation from us. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data center services we use. Interruptions in our services might reduce our revenues, cause us to issue refunds to clients for prepaid and unused subscription services, subject us to potential liability, or adversely affect our renewals.

Monitoring of changes to applicable laws

We and our third-party providers must monitor for any changes or updates in laws that are applicable to the solutions that we or our third-party providers provide to our clients. In addition, we are reliant on our third-party providers to modify the solutions that they provide to our clients to enable our clients to comply with changes to such laws and regulations. If our third-party providers fail to reflect changes or updates in applicable laws in the solutions that they provide to our clients in a timely manner, we could be subject to negative client experiences, harm to our reputation, loss of clients, claims for any fines, penalties or other damages suffered by our clients and other financial harm.

Printing of directories

In our U.S. and international Marketing Services segments, we depend on third parties to supply paper and to print, publish and distribute our directories. In connection with these services, we rely on the systems and services of our third-party service providers, their ability to perform key functions on our behalf in a timely manner and in accordance with agreed levels of service and their ability to attract and retain sufficient qualified personnel to perform services on our behalf. There are a limited number of these providers with sufficient scale to meet our needs. A failure in the systems of one of our key third-party service providers, or their inability to perform in accordance with the terms of our contracts or to retain sufficient qualified personnel, could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow. If we were to lose the services of any of our key third-party providers, we would be required to hire and train sufficient personnel to perform these services or to find an alternative service provider. In some cases, it would be impractical for us to perform these functions, including the printing of our directories. In the event we were required to perform any of the services that we currently outsource, it is unlikely that we would be able to perform them without incurring additional costs. A failure on the part of any of our third-party service providers could result in a material adverse effect on our business, financial condition and results of operations.

If we, or our third-party providers, do not keep pace with rapid technological changes and evolving industry standards, we may not be able to remain competitive, and the demand for our services may decline.

The markets in which we operate, particularly in our SaaS segment, are characterized by the following factors:

- changes due to rapid technological advances;
- additional qualification requirements related to technological challenges; and
- evolving industry standards and changes in the regulatory and legislative environment.

Our future success will depend upon our ability to anticipate and to adapt to changes in technology and industry standards and to effectively develop, introduce, market and gain broad acceptance of new product and service enhancements incorporating the latest technological advancements. Furthermore, we depend on our third-party providers to also keep pace with rapid technological changes and evolving industry standards. If our third-party providers are unable to adapt to technological changes, this could also have a material adverse effect on our ability to retain or increase our client subscription base or cause us to incur additional operational costs involved with switching third-party providers.

If our competitors' products, services, or technologies become more accepted than our Thryv platform and add-ons, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, it could have a material adverse effect on our business, financial condition and results of operations. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels or if we experience significant pricing pressures, it could have a material adverse effect on our business, financial condition and results of operations.

If we do not maintain the compatibility of our Thryv platform with third-party applications that our clients use in their businesses, our revenue will decline.

A percentage of our clients choose to integrate our platform with certain capabilities provided by third-party software platforms created by our third-party providers and application providers using application programming interfaces (*"APIs"*), either as publicly available no-fee licenses or through fee-based partnership arrangements. The functionality and popularity of our Thryv platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including but not limited to CRM, CMS, omnichannel email and text marketing automation, accounting, e-commerce, call center, analytics and social media sites that our clients use and from which they obtain data. Third-party providers of applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms, terminate or elect not to renew our partnership agreements or otherwise alter the terms governing use of their applications and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms in conjunction with our platform, which could adversely impact our offerings and harm our business. If we fail to integrate our Thryv platform with new third-party applications and platforms that our clients use for marketing, sales or services purposes, we may not be able to offer the functionality that our clients need, which would adversely impact our ability to generate revenue and harm our business.

We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business.

The success of our services depends on our ability to deliver data to both consumers and our clients, such as website searches, client leads and social media updates. Certain of this data is provided by unaffiliated third parties, such as business data aggregators (e.g. doctor, hotel or other data aggregators) and vertical industry organizations, to supplement our own business listings for our search sites. Data we provide our clients about their presence on other internet sites and social media is also provided by third parties. Some of this data is provided to us pursuant to third-party data-sharing policies and terms of use, under data-sharing agreements by third-party providers or by client consent. In the future, any of these third parties could change its data-sharing policies, including making them more restrictive, or alter its algorithms that determine the placement,

display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect and provide useful data to our clients. These third parties could also interpret our or our third-party service providers' data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data for our clients. Any such changes could impair our ability to deliver data to our clients and could adversely impact select functionality of our platform, impairing the return on investment that our clients derive from using our solution, as well as adversely affecting our business and our ability to generate revenue.

Risks Related to the Economy, Disasters, Epidemics, and Other External Factors

Adverse economic conditions may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the overall demand for marketing solutions, especially business management software by SMBs, and on the economic health of our current and prospective clients. Past financial recessions have resulted in a significant weakening of the economy in North America and globally, a reduction in employment levels, a reduction in prevailing interest rates, more limited availability of credit, a reduction in business confidence and activity and other difficulties. Such difficulties have affected, and any current or future adverse economic conditions may continue to affect, one or more of the industries to which we sell our offerings. In addition, there has been pressure to reduce government spending in the United States, and any tax increases and spending cuts at the federal level might reduce demand for our offerings from organizations that receive funding from the U.S. government and could negatively affect the U.S. economy, which could further reduce demand for our offerings.

Any of these events could have a material adverse effect on our business, financial condition and results of operations, and spending levels for our offerings may not increase following any recovery.

Public health epidemics or outbreaks may reduce or delay spending on day-to-day purchases, which could result in a reduction in the level of business conducted by our clients. As a result, our clients may reduce their spending on marketing services and business operations, which could have a material adverse effect on our business, financial condition and results of operations.

Public health epidemics or outbreaks could adversely impact our business. The extent to which a public health epidemic or outbreak impacts our operations will depend on future developments, including the duration of the outbreak, the severity of the outbreak and the actions to contain the outbreak or treat its impact, among others. Depending on the severity of the outbreak, we may experience significant future disruptions to our business operations, which may adversely affect our service quality and thereby our business reputation. In addition, the spread and impact of an outbreak could adversely impact demand for our clients' services or the level of business conducted by our clients. Such conditions could affect the rate of spending on our solutions and could adversely affect our clients' ability or willingness to purchase our solutions; the timing of our current or prospective clients' purchasing decisions; pressure for pricing discounts or extended payment terms; reductions in the amount or duration of clients' subscription contracts; or increase client churn, all of which could adversely affect our future sales, operating results and overall financial performance. If an outbreak has a continued and substantial impact on the ability of our clients to purchase our solutions, our results of operations and overall financial performance may be harmed. In addition, to the extent an outbreak adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in the risk factors included herein, or may affect our operating and financial results in a manner that is not presently known to us.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

While we and our third-party providers host our Thryv platform and serve most of our digital clients on cloud services, should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, flood,

terrorist attack, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made disaster, our ability to continue to operate will depend, in part, on the availability of our personnel, our office facilities and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience operational challenges with regard to particular areas of our operations, such as key executive officers or personnel that could have a material adverse effect on our business.

We regularly assess and take steps to improve our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and result in material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

Risks Related to Human Capital

We depend on our senior management team, and the loss of one or more key employees or an inability to attract and to retain highly skilled employees could have a material adverse effect on our business, financial condition and results of operations.

Our success depends largely upon the continued services of our key executive officers. Specifically, we believe that the continued employment of our CEO and Chairman, Joseph A. Walsh, will play an important part in our success. We also rely on our leadership team in the areas of marketing, sales, services and general and administrative functions and on mission-critical individual contributors in all such areas. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with most of our executive officers or other key personnel that require them to continue to work for us for any specified period, and, therefore, they could terminate their employment with us at any time. Additionally, we do not maintain key man insurance on any of our executive officers or key employees. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business, financial condition and results of operations. Turnover among our outside and inside sales force or key management could adversely affect our business and the loss of a significant number of experienced key personnel could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow.

Our success also depends on our ability to identify, hire, train and retain qualified sales personnel. To execute our growth plan, we must attract and retain highly qualified personnel. Competition for personnel is intense, including without limitation for individuals with high levels of experience in designing and developing software and internet-related services and senior sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have or that we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and to retain highly skilled employees. If we fail to attract new personnel or fail to retain and to motivate our current personnel, it could have a material adverse effect on our business, financial condition and results of operations.

A portion of our employees are represented by unions. Our business could be adversely affected by future labor negotiations and our ability to maintain good relations with our unionized employees.

As of December 31, 2023, 269 employees, or 9% of our employees and 25% of our sales force, were represented by unions. In addition, the employees of some of our key suppliers are represented by unions. Work stoppages or slowdowns involving our union-represented employees, or those of our suppliers, could significantly disrupt our operations and increase operating costs, which would have a material adverse effect on our business.

The inability to negotiate acceptable terms with the unions could also result in increased operating costs from higher wages or benefits paid to union employees or replacement workers. A greater percentage of our work force could also become represented by unions. If a union decides to strike and others choose to honor its picket line, it could have a material adverse effect on our business.

Legal, Tax, Regulatory and Compliance Risks

Our solutions and our business are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security. Any failure by us or our third-party service providers, as well as the failure of our platform or services, to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We and our clients are subject to a variety of U.S. and international laws and regulations, including regulation by various federal government agencies, including the U.S. Federal Communication Commission ("*FCC*") (telemarketing and text marketing), the U.S. Federal Trade Commission *(*"*FTC*") (advertising laws, Controlling the Assault of Non-Solicited Pornography and Marketing ("*CAN-SPAM*") Act compliance), U.S. Department of Health and Human Services (Health Insurance Portability and Accountability Act of 1996 (as amended and together with its implementing regulations, "*HIPAA*") compliance, and state and local agencies. The Telephone Consumer Protection Act governs our ability to offer text marketing services to our clients and recorded calls. Increasingly, though inconsistently, both state and federal courts are finding obligations on businesses –even small ones– to make their websites and any videos posted online fully accessible to those with disabilities under both the ADA and various states' laws, which impacts our website and video offerings. The United States and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information ("*PII*") of individuals; and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Self-regulatory obligations, other industry standards, policies and other legal obligations may apply to our collection, distribution, use, security, or storage of PII or other data relating to individuals. In addition, most states and some foreign governments have enacted laws requiring companies to notify individuals of data security breaches involving certain types of PII. These obligations may be interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another, other regulatory requirements, or our internal practices.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, Canada, Australia, New Zealand, the European Union (the "*E.U*"), and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, in May 2018, the General Data Protection Regulation came into effect, which brought with it a complete overhaul of E.U. data protection laws: the new rules superseded then-current E.U. data protection legislation, imposed more stringent E.U. data protection requirements and provided for greater penalties for non-compliance. In addition, the California Consumer Protection Act of 2018 ("*CCPA*") became effective January 1, 2020, with implications for consumer privacy in the U.S. that reach beyond California. HIPAA, as amended by Health Information Technology for Economic and Clinical Health Act, affects our ability to provide our solutions to medical and healthcare businesses that are Covered Entities or Business Associates under those laws. New York's SHIELD Act may impact our ability to offer our services to financial businesses due to its compliance requirements for data collection and security. Changing definitions of what constitutes PII may also limit or inhibit our ability to operate or to expand our business, including limiting strategic partnerships that may involve the sharing of data, especially in the context of the digital advertising ecosystem. Also, some jurisdictions require that certain types of data be retained on localized servers within these jurisdictions, which could impact our ability to make solutions that impact all our clients' needs.

Evolving and changing definitions of what constitutes PII within the United States, Canada, Australia, New Zealand, the European Union and elsewhere, especially relating to the classification of internet protocol, or IP addresses, machine or device identification numbers, location data and other information, as well as the use of PII for machine learning process or algorithm movement may limit or inhibit our ability to operate or to expand our business. Future laws, regulations, standards and other obligations could impair our ability to collect or to use information that we utilize to provide email delivery and marketing

services to our clients, thereby impairing our ability to maintain and to grow our client base and to increase revenue. Future restrictions on the collection, use, sharing, or disclosure of our clients' data or additional requirements for express or implied consent of clients for the use and disclosure of such information may limit our ability to develop new services and features.

Our failure to comply with applicable laws, directives and regulations may result in enforcement action against us, including fines and imprisonment, or actions against our clients who may not fully understand the impact of these laws on their businesses and damage to our reputation, any of which may have an adverse effect on our business and operating results. The costs of compliance with and other burdens imposed by, such laws and regulations that are applicable to us or to the businesses of our clients, may limit the use and adoption of our Thryv platform and add-ons and reduce overall demand, or lead to significant fines, penalties, or liabilities for any non-compliance with such privacy laws. Furthermore, privacy concerns may cause our clients' workers and our clients' customers to resist providing PII necessary to allow our clients to use our Thryv platform and add-ons effectively. Furthermore, if the processing of PII were to be curtailed in this manner, our solutions would be less effective, which may reduce demand for our Thryv platform and add-ons, which could have a material adverse effect on our business, financial condition and results of operations.

Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our Thryv platform and add-ons in certain industries. Any failure or perceived failure by us to comply with U.S., Australia, E.U., or other foreign privacy or security laws, regulations, policies, industry standards, or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, release, or transfer of, PII may result in governmental enforcement actions, litigation, fines and penalties, or adverse publicity and could cause our clients to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations. If our service is perceived to cause, or is otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our clients to public criticism and potential legal liability. Public concerns regarding PII processing, privacy and security may cause some of our clients' end-users to be less likely to visit their websites or otherwise interact with them. If enough end-users choose not to interact with our clients, our clients could stop using our platform. This, in turn, may reduce the value of our services and slow or eliminate the growth of our business. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of PII may create negative public reactions to technologies, products and services, such as ours.

Further, the Biden administration may enact comprehensive tax reform or other regulatory changes, which may have an adverse impact to our effective tax rate or other aspects of our business.

Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

We maintain clients in a variety of industries, including healthcare, financial services, the public sector and telecommunications. Regulators in certain industries have adopted, and may in the future adopt, regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our clients' use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain clients, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our clients are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our clients may expect, such as an attestation of compliance with the New York SHIELD Law, CCPA, Payment Card Industry ("*PCI*") Data Security Standards, may have an adverse impact on our business and results. Furthermore, we and our clients in the healthcare industry are regulated by HIPAA, which establishes privacy and security standards that limit the use and disclosure of protected health information ("*PHI*") and requires the implementation of administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form, as well as breach notification procedures for breaches of PHI and penalties for violation of HIPAA's requirements for entities subject to its

regulation. We work to maintain compliance with the relevant industry-specific certifications or other requirements or standards relevant to our clients, but if in the future we are unable to achieve or maintain such certifications, requirements or standards, it may harm our business and adversely affect our results.

Further, in some cases, industry-specific laws, regionally-specific, or product-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. The interpretation of many of these statutes, regulations and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. For example, there are various statutes, regulations and rulings relevant to the direct email marketing and text-messaging industries, including the CAN-SPAM Act, Telephone Consumer Protection Act ("*TCPA*") and related FCC orders. The TCPA and FCC rulings impose significant restrictions on the ability to utilize telephone calls and text messages to mobile telephone numbers as a means of communication, when the prior express consent of the person being contacted has not been obtained or proof of such consent not properly maintained. We may in the future be subject to one or more lawsuits, containing allegations that one of our platforms or clients using our platform violated industry-specific regulations and any determination that we or our clients violated such regulations could expose us to significant damage awards that could, individually or in the aggregate, materially adversely affect our business.

Clients may depend on our solutions to enable them to comply with applicable laws, or may not fully comprehend the applicable laws' impact on them when using our solutions, which requires us and our third-party providers to constantly monitor applicable laws and to make applicable changes to our solutions. If our solutions have not been updated to enable the client to comply with applicable laws or we fail to update our solutions on a timely basis, it could have a material adverse effect on our business, financial condition and results of operations.

Clients may rely on our solutions to enable them to comply with applicable laws in areas in which the solutions are intended for use. Changes in laws and regulations could require us to make significant modifications to our products or to delay or to cease sales of certain products, which could result in reduced revenues or revenue growth and our incurring substantial expenses and write-offs. Although we believe that our solutions provide us with flexibility to release updates in response to these changes, we cannot be certain that we will be able to make the necessary changes to our solutions and release updates on a timely basis, or at all. In addition, we are reliant on our third-party service providers to modify the solutions that they provide to our clients through our platform to comply with changes to such laws and regulations. The number of laws and regulations that we are required to monitor will increase as we expand the geographic region in which our solutions are offered. When a law changes, we must then test our solutions to meet the requirements necessary to enable our clients to comply with the new law or assist them in not violating the law through typical usage. If our solutions fail to enable a client to comply with applicable laws, or expose a client to legal action via typical usage of our solutions, we could be subject to negative client experiences, harm to our reputation or loss of clients, claims for any fines, penalties or other damages suffered by our client and other financial harm. Additionally, the costs associated with such monitoring implementation of changes are significant. If our solutions do not enable our clients to comply with applicable laws and regulations, or prevent them from exposing themselves to liability through typical usage, it could have a material adverse effect on our business, financial condition and results of operations.

Additionally, if we fail to make any changes to our solutions as described herein, which are required as a result of such changes to, or enactment of, any applicable laws in a timely fashion, we could be responsible for fines and penalties implemented by governmental and regulatory bodies. Our payment of fines, penalties, interest, or other damages as a result of our failure to provide compliance services prior to deadlines may have a material adverse effect on our business, financial condition and results of operations.

An information security breach of our systems or our data centers operated by third-party providers, the loss of, or unauthorized access to, client information, or a system disruption could have a material adverse effect on our business, market brand, financial condition and results of operations.

Our business is dependent on our data processing systems and our data centers operated by third-party providers. We rely on these systems to process, on a daily and time sensitive basis, a large number of complicated transactions. We electronically

receive, process, store and transmit data and PII about our clients and our employees, as well as our vendors and other business partners, including names, social security numbers, credit card numbers and financial account numbers. We keep this information confidential. However, our websites, networks, applications and technologies and other information systems have in the past, and will continue to be targeted for sabotage, disruption, or data misappropriation. The uninterrupted operation of our information systems and our ability to maintain the confidentiality of PII and other client and individual information that resides on our systems are critical to the successful operation of our business. While we have information security and business continuity programs, these plans may not be sufficient to ensure the uninterrupted operation of our systems or to prevent unauthorized access to the systems by unauthorized third parties. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. These concerns about information security increase with the mounting sophistication of social engineering. Our network security hardening may be bypassed by phishing and other social engineering techniques that seek to use end-user behaviors to distribute computer viruses and malware into our systems, which might disrupt our delivery of services and make them unavailable and might also result in the disclosure or misappropriation of PII or other confidential or sensitive information. In addition, a significant cyber-security breach could prevent or delay our ability to process payment transactions.

Any information security breach in our business processes or of our processing systems has the potential to impact our client information and our financial reporting capabilities, which could result in the potential loss of business and our ability to accurately report financial results. If any of these systems fail to operate properly or become disabled even for a brief period of time, we could potentially miss a critical filing period, resulting in potential fees and penalties, or lose control of client data, all of which could result in financial loss, a disruption of our businesses, liability to clients, regulatory intervention, or damage to our reputation. The continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. If our security measures are breached as a result of third-party action, employee or subcontractor error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to client data, our reputation may be damaged, our business may suffer, and we could incur significant liability. We may also experience security breaches that may remain undetected for an extended period of time. Techniques used to obtain unauthorized access or to sabotage systems change frequently and are growing increasingly sophisticated. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

This environment demands that we continuously improve our design and coordination of security controls throughout the Company. Our Board of Directors (the "*Board*"), in coordination with the Audit Committee, has primary responsibility for overseeing cyber-security risk management and the effectiveness of security controls. The Audit Committee receives quarterly reports identifying major risk area exposures, such as cyber-security. In the event that the Audit Committee identifies significant risk exposures, including with respect to cyber-security, it will present such exposure to the Board to assess our risk identification, risk management and mitigation strategies. Despite these efforts, it is possible that our security controls over data, training and other practices we follow may not prevent the improper disclosure of PII or other confidential information. Any issue of data privacy as it relates to unauthorized access to or loss of client and/or employee information could result in the potential loss of business, damage to our market reputation, litigation and regulatory investigation and penalties.

There may be other such security vulnerabilities that come to our attention. Our continued investment in the security of our technology systems, continued efforts to improve the controls within our technology systems, business processes improvements and the enhancements to our culture of information security may not successfully prevent attempts to breach our security or unauthorized access to PII or other confidential, sensitive or proprietary information. In addition, in the event of a catastrophic occurrence, either natural or man-made, our ability to protect our infrastructure, including PII and other client data and to maintain ongoing operations could be significantly impaired. Our business continuity and disaster recovery plans and strategies may not be successful in mitigating the effects of a catastrophic occurrence. Insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our insurance policies may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention. If our security is breached, if PII or other confidential information is accessed, or if we experience a catastrophic occurrence, it could have a material adverse effect on our business, financial condition and results of operations.

Our services present the potential for identity theft, embezzlement, or other similar illegal behavior by our employees and contractors with respect to third parties, which could damage our reputation, lead to legal liabilities and have a material adverse effect on our business, financial condition and results of operations.

The services offered by us generally require or involve collecting PII of our clients and / or their employees, such as their full names, birth dates, addresses, employer records, tax information, social security numbers, credit card numbers and bank account information. This information can be used by criminals to commit identity theft, to impersonate third parties, or to otherwise gain access to the data or funds of an individual. If any of our employees or contractors take, convert, or misuse such PII, funds or other documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed. Moreover, if we fail to adequately prevent third parties from accessing PII and/or business information and using that information to commit identity theft, we might face legal liabilities and other losses that could have a material adverse effect on our business, financial condition and results of operations.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Various trademarks and other intellectual property rights are key to our business. We rely upon a combination of patent, trademark, copyright and trade secret laws as well as contractual arrangements, including confidentiality or license agreements, to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be ineffective or inadequate. We may be required to bring lawsuits against third parties to protect our intellectual property rights. Similarly, we may be party to proceedings by third parties challenging our rights. Lawsuits brought by us may not be successful, or we may be found to infringe the intellectual property rights of others. As the commercial use of the internet further expands, it may be more difficult.

In order to protect our trade names, including Thryv®, Thryv Leads®, Thryv Complete℠, Thryv Your Business Smarter®, The Real Yellow Pages®, Yellowpages.com®, Dexknows.com®, Superpages.com®, Yellow.co.nz, Whitepages.co.nz, Finda.co.nz and Tourism.net.nz from domain name infringement or to prevent others from using internet domain names that associate their businesses with ours, Thryv seeks formal registrations from the USPTO, participates in a tracking service for all Thryv domestic and internal trademarks and works with specialized outside counsel. In the past, we have received claims of material infringement of intellectual property rights. For example, we have had to defend against copyright violation claims on licensed images included in our print and internet directories and websites and patent infringement claims on various technologies and functionalities included in our digital products, services, and internet sites. Related lawsuits, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business. In response to the loss of important trademarks or other intellectual property rights, we may be required to spend significant resources to monitor and to protect these rights. Litigation brought to protect and to enforce our intellectual property rights could be costly, time-consuming and distracting to management, with no guarantee of success and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. We also maintain a moderate patent portfolio and work with specialized patent counsel to protect our technology rights. Our failure to secure, protect and enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Some of our solutions utilize open source software and any failure to comply with the terms of one or more of these open source licenses could have a material adverse effect on our business, financial condition and results of operations.

Some of our solutions, such as Thryv Leads, and client consumer-facing websites and mobile applications, as well as our internal business solutions include software covered by open source licenses, such as GPL-type licenses. Although we provide what we deem to be compliant notices and attributions for the use of any open source code, the terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solutions or consumer-facing sites and applications. Our internal development policies and vendor contracts typically prohibit the use of open source licensed code

that requires the release of the source code of our proprietary software, but any errors in application of our policies or standard contract language could potentially make our proprietary software available under open source licenses if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license of a particular type, we could be required to publicly release the affected portions of our source code, to re-engineer all or a portion of our technologies, or otherwise to be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could have a material adverse effect on our business, financial condition and results of operations.

Litigation and regulatory investigations aimed at us or resulting from our actions or the actions of our predecessors may result in significant financial losses and harm to our reputation.

We face risk of litigation, regulatory investigations and similar actions in the ordinary course of our business, including the risk of lawsuits and other legal actions relating to breaches of contractual obligations or tortious claims from clients or other third parties, fines, penalties, interest, or other damages as a result of erroneous transactions, breach of data privacy laws, or lawsuits and legal actions related to us or our predecessors. Any such action may include claims for substantial or unspecified compensatory damages, as well as civil, regulatory, or criminal proceedings against our directors, officers, or employees, and the probability and amount of liability, if any, may remain unknown for significant periods of time. We may be also subject to various regulatory inquiries, such as information requests and book and records examinations, from regulators and other authorities in the geographical markets in which we operate. A substantial liability arising from a lawsuit judgment or settlement or a significant regulatory action against us or a disruption in our business arising from adverse adjudications in proceedings against our directors, officers, or employees could have a material adverse effect on our business, financial condition and results or operations. Moreover, even if we ultimately prevail in or settle any litigation, regulatory action, or investigation, we could suffer significant harm to our reputation, which could materially affect our ability to attract new clients, to retain current clients and to recruit and to retain employees, which could have a material adverse effect on our business, financial condition and results of operations.

Various lawsuits and other claims typical for a business of our size and nature are pending against us, including disputes with taxing jurisdictions. See Part II - Item 8. Note 15, *Contingent Liabilities* for further detail.

We are also exposed to potential future claims and litigation relating to our business, as well as methods of collection, processing and use of personal data. Our clients and users of client data collected and processed by us could also file claims against us if our data were found to be inaccurate, or if personal data stored by us were improperly accessed and disseminated by unauthorized persons. These potential future claims could have a material adverse effect on our consolidated statements of operations and comprehensive (loss) income, consolidated balance sheets or consolidated statements of cash flows.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, including parties commonly referred to as "*patent trolls,*" may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, others may claim that our Thryv platform and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Our history of mergers and acquisitions may cause the appropriate licensing of IP rights of third parties on which we rely to be difficult to trace and prove over time. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be

costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any such events could have a material adverse effect on our business, financial condition and results of operations.

Laws and regulations directed at limiting or restricting the distribution of our print directories or shifting the costs and responsibilities of waste management related to our print directories could adversely affect our business.

A number of states and municipalities are considering, and a limited number of municipalities have enacted, legislation or regulations that would limit or restrict our ability to distribute our print directories in the markets we serve. The most restrictive laws or regulations would prohibit us from distributing our print directories unless residents affirmatively "*opt in*" to receive our print directories. Other less restrictive laws or regulations would require us to allow residents to "*opt out*" of receiving our print directories. In addition, some states and municipalities are considering legislation or regulations that would shift the costs and responsibilities of waste management for discarded directories from municipalities to the producers of the directories. These laws and regulations will likely, if and where adopted, increase our costs, reduce the number of directories that we distribute and negatively impact our ability to market our advertising to new and existing clients. If these or similar laws and regulations are widely adopted, it could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "*Sarbanes-Oxley Act*") to provide a report by management on, among other things, the effectiveness of our internal control over financial reporting. In particular, Section 404 requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. Our compliance with applicable provisions of Section 404 requires that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have in the past identified material weaknesses in our internal control over financial reporting, which we were required to report and remediate. If we are unable to maintain adequate internal control over financial reporting, or if in the future we identify material weaknesses, we may be unable to report our financial information accurately on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules, may breach the covenants under our credit facilities and incur additional costs. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could cause the price of our common stock to decline and have a material adverse effect on our business, financial condition and results of operations.

If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to liability for past sales, and our future sales may decrease. Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our clients, which could increase the costs of our services and otherwise have a material adverse effect on our business, financial condition and results of operations.

The application of federal, state and local tax laws to services provided electronically is evolving. New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to services provided over the internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately have a material adverse effect on our results of operations and cash flows.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us or our clients to pay additional tax amounts, as well as require us or our clients to pay fines or penalties and interest for past amounts.

For example, we might lose sales or incur significant expenses if states successfully impose broader guidelines on state sales and use taxes. A successful assertion by one or more states requiring us to collect sales or other taxes on the licensing of our software or provision of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities in order to determine how to comply with that state's rules and regulations. There is no guarantee that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.

Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our clients are typically wholly responsible for applicable sales and similar taxes. Nevertheless, clients might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and to pay back taxes and the associated interest and penalties, and if our clients fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our services to our clients and might adversely affect our ability to retain existing clients or to gain new clients in the areas in which such taxes are imposed.

We may not be able to utilize a significant portion of our net operating loss carryforwards, which could have a material adverse effect on our financial condition and results of operations.

As of December 31, 2023, we had state net operating loss carryforwards due to prior period losses, which, if not utilized, will begin to expire in 2024. Utilization of these net operating losses depends on many factors, including our future income, which cannot be assured. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could have a material adverse effect on our financial condition and results of operations.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the "*Code*"), our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an "*ownership change.*" A Section 382 "*ownership change*" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. Future issuances of our stock could cause an "*ownership change.*" It is possible that an ownership change could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could have a material adverse effect on our results of operations and profitability.

Operational Risks

Cost reduction efforts may be time-consuming and the associated savings may not be realized.

We have historically undertaken cost reduction programs, and we continue to evaluate our operations and may initiate further rationalization, depending on market conditions. The key components of our cost reduction program include reducing staff, restructuring our contracts and realizing savings in procurement and logistics. These cost reduction programs could result in our inability to continue to maintain a highly variable cost structure. The full benefits of these programs may be difficult to realize and any short term synergies and savings realized may not be sustainable in the long term. Losses of key personnel could adversely affect our business, financial condition and results of operations.

We may provide service level commitments under our client contracts. If we fail to meet these contractual commitments, we could be considered to have breached our contractual obligations, obligated to provide credits, refund prepaid amounts related to unused subscription services or face contract terminations, which could have a material adverse effect on our business, financial condition and results of operations.

Our client agreements for our Thryv hosted SaaS may include service level commitments which are measured on a monthly or other periodic basis. If we suffer extended periods of unavailability for our Thryv platform and add-ons, we may be contractually obligated to provide these clients with service credits or refunds for prepaid amounts related to unused subscription services, or we could face contract claims for damages or terminations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues could be significantly affected if we suffer unscheduled downtime that exceeds the disclosed downtimes under our agreements with our clients. Any extended service outages could have a material adverse effect on our business, financial condition and results of operations.

Any failure to offer high-quality or technical support services may adversely affect our relationships with our clients and could have a material adverse effect on our business, financial condition and results of operations.

We support our clients through the availability of business advisors prior to and following the onboarding of clients onto our Thryv platform. Once our solutions are deployed, our digital services clients depend on our support organization to resolve technical issues relating to our platform. We may be unable to respond quickly enough to accommodate short-term increases in client demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased client demand for these services, without corresponding revenues, could increase costs and have an adverse effect on our results of operations. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing clients. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation and our ability to sell our Thryv platform and add-ons to existing and prospective clients, which could have a material adverse effect on our business, financial condition and results of operations.

Aging software and hardware infrastructure may lead to increased costs and disruptions in operations that could adversely impact our financial results.

We have risks associated with aging software and hardware infrastructure assets. The age of certain of our assets may result in a need for replacement and higher level of maintenance costs. A higher level of expenses associated with our aging software and hardware infrastructure may have a material adverse effect on our business, financial condition and results of operations.

If we or our third-party service providers fail to manage our technical operations infrastructure, our existing clients may experience service outages in our Thryv platform and add-ons, and our new clients may experience delays in the deployment of our Thryv platform and add-ons, which could have a material adverse effect on our business, financial condition and results of operations.

We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our clients. We also seek to maintain excess capacity to facilitate the rapid provision of new client activations and the expansion of existing client activations. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our Thryv platform and add-ons. However, the provision of new hosting infrastructure requires significant lead time. We have experienced and may in the future experience, website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, increased resource consumption from expansion or modification to our code, spikes in client usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing clients may experience service outages that may subject them to financial penalties, causing us to incur financial liabilities and client losses, and our operations infrastructure may fail

to keep pace with increased sales, causing new clients to experience delays as we seek to obtain additional capacity, which could have a material adverse effect on our business, financial condition and results of operations.

If our Thryv platform and add-ons fail to perform properly, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims, which could have a material adverse effect on our business, financial condition and results of operations.

Our solutions are inherently complex and may contain material defects or errors. Any defects in functionality or that cause interruptions in the availability of our Thryv platform and add-ons could result in:

- loss or delayed market acceptance and sales;
- breach of warranty or other contractual claims for damages incurred by clients;
- loss of clients;
- diversion of development and client service resources; and
- injury to our reputation;

The occurrence of any of these issues could have a material adverse effect on our business, financial condition and results of operations. In addition, the costs incurred in correcting any material defects or errors might be substantial.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our clients regard as significant. Furthermore, the availability or performance of our Thryv platform and add-ons could be adversely affected by a number of factors, including clients' inability to access the internet, the failure of our network or software systems, security breaches, or variability in user traffic for our services. We may be required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our clients for damages they may incur resulting from certain of these events. Because of the nature of our business, our reputation could be harmed as a result of factors beyond our control. For example, because our clients access our Thryv platform and add-ons through their internet service providers, if a service provider fails to provide sufficient capacity to support our platform and add-ons or otherwise experiences service outages, such failure could interrupt our clients' access to or experience with our platform, which could adversely affect our reputation or our clients' perception of our platform's reliability or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management's attention.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results of any one quarter or annual period should not be relied upon as an indication of future performance. Our financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and as a result, may not fully reflect the underlying performance of our business. Fluctuations in results may negatively impact the value of our common stock. Factors that may cause fluctuations in our financial results include, without limitation:

- our ability to attract new clients;
- our ability to manage our declining Marketing Services revenue;
- the timing of recognition of revenues;
- directory publication cycles;
- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

- network outages or security breaches;
- general economic, industry and market conditions; including as a result of war, incidents of terrorism, civil unrest, or responses to these events;
- client renewals;
- increases or decreases in the number of elements of our services or pricing changes upon any renewals of client agreements;
- changes in our pricing policies or those of our competitors;
- seasonal variations in our client subscriptions;
- fluctuation in market interest rates, which impacts debt interest expense;
- any changes in the competitive dynamics of our industry, including consolidation among competitors, clients, or strategic partners; and
- the impact of new accounting rules.

Risks Related to Our Indebtedness

Thryv Holdings, Inc. is a holding company and relies on transfers of funds and other payments from its subsidiaries to meet its obligations.

Thryv Holdings, Inc. is a holding company that does not conduct any business operations of its own. As a result, we are largely dependent upon cash transfers in the form of intercompany loans and receivables from our subsidiaries to meet our obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason also could limit or impair their ability to pay dividends or other distributions to us.

Our outstanding indebtedness could have a material adverse effect on our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that:

- increase our vulnerability to adverse changes in general economic and industry conditions and competitive pressures;
- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- restrict us from pursuing business opportunities as they arise or from successfully carrying out plans to expand our business;
- make it more difficult to satisfy our financial obligations, including payments on our indebtedness;
- place us at a disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future. Although the agreements governing our Senior Credit Facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of

qualifications and exceptions, and the indebtedness we can incur in compliance with these restrictions could be substantial. This could further exacerbate the risks associated with our substantial leverage.

Restrictive covenants in the agreements governing our Senior Credit Facilities may restrict our future operations, including our ability to pursue our business strategies or respond to changes.

The agreements governing our Senior Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. These include covenants restricting, among other things, our (and our subsidiaries') ability to:

- incur additional indebtedness;
- create, incur, assume or permit liens;
- consolidate, merge, liquidate, wind up or dissolve;
- make, purchase, hold or acquire investments, including acquisitions, loans and advances;
- pay dividends or make other distributions in respect of equity;
- make payments in respect of junior lien or subordinated debt;
- sell, transfer, lease, license or sublease or otherwise dispose of assets;
- enter into any sale and leaseback transactions;
- engage in transactions with affiliates;
- enter into any restrictive agreement;
- materially alter the business that we conduct;
- change our fiscal year for accounting and financial reporting purposes; and
- amend or otherwise change the terms of the documentation governing certain restricted debt.

In addition, our covenants require us to maintain specified financial ratios and satisfy other financial condition tests. The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from our creditors and/or amend the covenants.

Our failure to comply with the covenants or to maintain the required financial ratios contained in the agreements governing our indebtedness could result in an event of default under such indebtedness, which could have an adverse effect on our business, financial condition, results of operations and prospects. Additionally, our default under one agreement covering our indebtedness may trigger cross-defaults under other agreements covering our indebtedness. Upon the occurrence of an event of default or cross-default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies. In the event our lenders accelerate the maturity of our indebtedness, we would not have sufficient cash to repay that indebtedness, which would materially and adversely affect our business, financial condition, results of operations and prospects and could have a material adverse effect on our ability to continue to operate as a going concern. Furthermore, if we were unable to repay the amounts due and payable under the agreements governing our indebtedness, those lenders could proceed against the collateral granted to them to secure that indebtedness.

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If our business does not generate cash flow from operations in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to affect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects and could have a material adverse effect on our ability to continue to operate as a going concern.

In the future, we may be dependent upon our lenders for financing to execute our business strategy and to meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition and results of operations.

During periods of volatile credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including but not limited to, extending credit up to the maximum amount permitted by the ABL Facility. If our lenders are unable to fund borrowings under their revolving credit commitments or we are unable to borrow, it could be difficult to obtain sufficient funding to execute our business strategy or to meet our liquidity needs, which could have a material adverse effect on our business, financial condition and results of operations.

Our debt may be downgraded, which could have a material adverse effect on our business, financial condition and results of operations.

A reduction in the ratings that rating agencies assign to our debt may negatively impact our access to the debt capital markets and increase our cost of borrowing, which could have a material adverse effect on our business, financial condition and results of operations.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

Banking and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Although we currently can access the bank and capital markets, such markets may not continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws, or new interpretations or the enforcement of older laws and

regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, clients and other counterparties. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Changes in key assumptions could result in additional underfunded pension obligations, resulting in the need for additional plan funding by us and increased pension expenses.

We have material pension liabilities, some of which represent underfunded liabilities under our frozen pension plans. Changes in the interest rate environment, inflation, mortality rate assumptions or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding. Additionally, a material deterioration in the funded status of the plans could significantly increase our pension expenses, potentially impacting our cash flow and profitability in the future.

Risks Related to Ownership of Our Common Stock

The market price of our shares of common stock may be volatile.

The public price of our common stock could be subject to wide fluctuations in response to the risk factors described herein and others beyond our control, including:

- the number of shares of our common stock publicly owned and available for trading;
- overall performance of the equity markets and/or publicly-listed companies that offer marketing services and SaaS solutions;
- actual or anticipated fluctuations in our revenue or other operating metrics;
- our actual or anticipated operating performance and the operating performance of our competitors;
- changes in the financial projections we provide to the public or our failure to meet these projections;
- failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
- any major change in our Board, management, or key personnel;
- the economy as a whole and market conditions in our industry;
- rumors and market speculation involving us or other companies in our industry;
- announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber-security in the U.S. or globally;
- lawsuits threatened or filed against us;
- other events or factors, including those resulting from war, incidents of terrorism, civil unrest, or responses to these events; and
- sales or expected sales of our common stock by us and our officers, directors and principal stockholders.

In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We have never declared nor paid cash dividends on our common stock. We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or to pay any dividends in the foreseeable future. Additionally, our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us. Future indebtedness of or jurisdictional requirements on our subsidiaries may prohibit the payment of dividends or the making or repayment of loans or advances to us. Consequently, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which investors have purchased their shares. However, the payment of future dividends will be at the discretion of our Board, subject to applicable law and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends and other considerations that our Board deems relevant. As a consequence of these limitations and restrictions, we may not be able to make the payment of dividends on our common stock.

Risks Related to Governance and Ownership Structure

Anti-takeover provisions in our fourth amended and restated certificate of incorporation and second amended and restated bylaws and certain provisions of Delaware law could delay or prevent a change of control that may be favored by some stockholders.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions in our certificate of incorporation and bylaws may discourage, delay or prevent a merger or other change of control transaction that stockholders may consider favorable. These provisions may also make it more difficult for our stockholders to change our Board and senior management.

Among other things, these provisions:

- provide for a classified Board with staggered three-year terms;
- do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- delegate the sole power to fix the number of directors to a majority of the Board;
- provide the power of our Board to fill any vacancy on our Board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;
- generally eliminate the ability of stockholders to call special meetings of stockholders and generally prohibit stockholder action to be taken by written consent; and
- establish advance notice requirements for nominations for election to our Board or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, our Board has the authority to cause us to issue, without any further vote or action by the stockholders, up to 50,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

Further, under the agreements governing our Senior Credit Facilities, a change of control would cause us to be in default. In the event of a default, the administrative agent under our Senior Credit Facilities would have the right (or, at the direction of lenders holding a majority of the loans and commitments under our Senior Credit Facilities, the obligation) to accelerate the outstanding loans and to terminate the commitments under our Senior Credit Facilities, and if so accelerated, we would be required to repay all of our outstanding obligations under our Senior Credit Facilities.

In addition, several of our agreements with local telephone service providers require their consent to any assignment by us of our rights and obligations under the agreements. We may from time to time enter into new contracts that contain change of control provisions that limit the value of, or even terminate, the contract upon a change of control. The consent rights in these agreements might discourage, delay or prevent a transaction that a stockholder may consider favorable.

Our second amended and restated bylaws provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our second amended and restated bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any director or our officers or employees arising pursuant to any provision of the DGCL, our fourth amended and restated certificate of incorporation or our second amended and restated bylaws; or (iv) any action asserting a claim against us, any director or our officers or employees that are governed by the internal affairs doctrine. This exclusive forum provision does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws and rules and regulations promulgated thereunder for which there is exclusive federal or concurrent federal and state jurisdiction. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act or the rules and regulations promulgated thereunder, and investors cannot waive Thryv's compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock shall be deemed to have notice of and to have consented to the provisions of our fourth amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision that is contained in our second amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

General Risk Factors

Forecasts of market growth may prove to be inaccurate and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Our forecasts, if any, relating to the expected growth in marketing and management software markets may prove to be inaccurate. Even if these markets experience such forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth should not be taken as necessarily indicative of our future growth.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us and/or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be adversely affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us on a regular basis, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Corporate Governance

Our information security program is managed by a dedicated Vice President of Information Technology, whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The Vice President of Information Technology also provides quarterly reports to the Audit Committee of our Board of Directors (the "*Audit Committee*"). The Vice President of Information Technology also provides reports to our Chief Executive Officer and other members of our senior management as appropriate. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, and the current threat landscape. Our program is regularly evaluated by internal and external experts, with the results of those reviews reported quarterly to the Audit Committee and senior management. We also actively engage with key vendors and industry participants as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures.

Risk Management and Strategy

We have established processes and policies for assessing, identifying and remediating material risks posed by cybersecurity threats. Our processes and policies are based upon the National Institute of Standards and Technology ("*NIST*") Cybersecurity Framework. Our processes are focused on: (i) effecting organizational education on how to manage cybersecurity risks, (ii) implementing safeguards to protect our systems, (iii) detecting the occurrence of a cybersecurity incident, (iv) responding to a cybersecurity incident and (v) recovering from a cybersecurity incident. Additionally, we have a cybersecurity incident response plan including specific responsive protocols administered by an incident response team, led by our Vice President of Information Technology and comprised of other members of management.

As a part of our organizational education on risk management, we require that employees annually complete information and privacy training. We also administer employee awareness training around phishing, malware, and other cyber risks on an ad hoc basis as necessary to enhance our protection efforts. We actively engage with key vendors and industry participants as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures. For example, our incident response team conducts periodic tabletop exercises with outside consultants to ensure adherence to our cybersecurity incident response plan. Additionally, we maintain insurance coverage for cybersecurity insurance as part of our overall insurance portfolio.

As of December 31, 2023, we have not identified any risks from cybersecurity threats (including any previous cybersecurity incidents) that have materially affected the Company, our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats that could be reasonably likely to materially affect us, please see "Risk Factors - An information security breach of our systems or our data centers operated by third-party providers,

the loss of, or unauthorized access to, client information, or a system disruption could have a material adverse effect on our business, market brand, financial condition and results of operations."

Item 2. Properties

As of December 31, 2023, we have eleven properties, all of which are leased. Since June 2020, we have operated as a "Remote First" company, meaning that the majority of our workforce operates in a remote working environment. As a result, we have closed certain office buildings, including most of the space at our corporate headquarters in Dallas, Texas. We will keep certain other office buildings open to house essential employees who cannot perform their duties remotely, such as employees who work in our data centers that are leased in Texas and Virginia.

We believe that our facilities are adequate to meet our needs for the immediate future.

Item 3. Legal Proceedings

Information in response to this item is provided in "Part II - Item 8. Note 15, *Contingent Liabilities*" and is incorporated by reference into Part I of this Annual Report.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

The Company completed a direct listing on October 1, 2020. The Company's common stock, par value $0.01 (the *"common stock"*), trades on the Nasdaq Capital Market ("*Nasdaq*") under the symbol "THRY". As of February 20, 2024, there were 41 stockholders of record of our common stock (including nominee holders such as banks and brokerage firms who hold shares for beneficial owners), although we believe that the number of beneficial owners is much higher. Prior to the direct listing, there was no public trading market for our common stock.

Dividends

We have never declared nor paid cash dividends on our common stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or to pay any dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our Board, subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends and other considerations that our Board deems relevant.

Performance Graph

The following graph shows a comparison from October 1, 2020 (the date our common stock commenced trading on Nasdaq) through December 31, 2023, of the cumulative total return for our common stock, the Nasdaq Composite Index and the Russell 2000 Index, calculated on a dividend-reinvested basis. The graph assumes $100 was invested in each of the

Company's common stock, the Nasdaq Composite Index and the Russell 2000 Index as of the market close on October 1, 2020. Note that past stock price performance is not necessarily indicative of future stock price performance.



Comparison of Cumulative Total Return
Thryv Holdings, Inc., the Nasdaq Composite Index, and the Russell 2000 Index
$300.00
$250.00
$200.00
$150.00
$100.00
10/01/2020
12/31/2020
12/31/2021
12/30/2022
12/29/2023
Thryv Holdings, Inc.
Nasdaq Composite Index
Russell 2000 Index

	10/01/2020	12/31/2020	12/31/2021	12/30/2022	12/29/2023
Thryv Holdings, Inc.	$ 100.00	$ 96.43	$ 293.79	$ 135.71	$ 145.36
Nasdaq Composite Index	$ 100.00	$ 114.14	$ 138.55	$ 92.69	$ 132.94
Russell 2000 Index	$ 100.00	$ 128.97	$ 146.64	$ 115.02	$ 132.38

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of our financial condition and results of operations as of, and for, the periods presented and should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business, and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by these forward-looking statements.

Overview

We are dedicated to supporting local, independent businesses and franchises by providing innovative marketing solutions and cloud-based tools to the entrepreneurs who run them. We are one of the largest providers of SaaS end-to-end customer experience tools and digital marketing solutions to small-to-medium sized businesses. Our solutions enable our SMB clients to generate new business leads, manage their customer relationships and run their day-to-day business operations. We serve approximately 350,000 SMB clients globally through four business segments: Thryv U.S. Marketing Services, Thryv U.S. SaaS, Thryv International Marketing Services, and Thryv International SaaS.

Our Thryv U.S. Marketing Services segment provides both print and digital solutions and generated $510.5 million, $820.0 million, and $797.5 million of consolidated revenues for the years ended December 31, 2023, 2022, and 2021, respectively. Our Marketing Services offerings include our owned and operated Print Yellow Pages, which carry the "*The Real Yellow Pages*" tagline, our proprietary Internet Yellow Pages, known by the Yellowpages.com, Superpages.com, and Dexknows.com URLs, search engine marketing solutions and other digital media solutions, which include online display and social advertising, online presence, and video and search engine optimization tools.

On January, 21, 2022, we acquired Vivial Media Holdings, Inc. ("*Vivial*"), a marketing and advertising company, for $22.8 million in cash, subject to certain adjustments. Vivial results are included in the Thryv U.S. Marketing Services segment.

Our Thryv U.S. SaaS segment generated $253.6 million, $211.8 million, and $170.5 million of consolidated revenues for the years ended December 31, 2023, 2022, and 2021, respectively. Our primary SaaS offerings are comprised of Thryv®, our flagship all-in-one small business management platform ("*Thryv Platform*"), which includes Command Center, Business Center, Marketing Center, ThryvPay^SM^, and Thryv Add-Ons. Thryv Command Center enables SMBs to centralize all their communication through a modular, easily expandable, and customizable platform. Command Center allows an SMB to connect their pre-existing email accounts, Facebook and Instagram accounts along with installing Command Center's WebChat client on their website, and using Voice over Internet Protocol ("*VoIP*") in-platform telephony services along with Short Message Service ("*SMS*") and video calls to provide a centralized inbox for all customer communication. Thryv Business Center is designed to allow a small business owner everything necessary to streamline day-to-day business, including customer relationship management, appointment scheduling, estimate and invoice creation, and online review management. Thryv Marketing Center is a fully integrated next generation marketing and advertising platform operated by the end user. Marketing Center contains everything a small business owner needs to market and grow their business effectively, including easy to understand, artificial intelligence ("*AI*") driven analytics. ThryvPay^SM^, is our own branded payment solution that allows users to get paid via credit card and ACH and is tailored to service focused businesses that want to provide consumers safe, contactless, and fast-online payment options. Thryv Add-Ons include AI-assisted website development, SEO tools, Google Business Profile optimization, and Hub by Thryv^SM^. These optional platform subscription-based add-ons provide a seamless user experience for our end-users and drive higher engagement within the Thryv Platform while also producing incremental revenue growth.

Our Thryv International Marketing Services segment is comprised of Thryv Australia Pty Ltd, which we acquired on March 1, 2021, and Yellow Holdings Limited (*"Yellow"*), a New Zealand marketing services company, which we acquired on April

3, 2023 for $8.9 million in cash (the "*Yellow Acquisition*"), subject to certain adjustments. Our Thryv International Marketing Services segment provides both print and digital solutions and generated $142.7 million and $166.0 million of consolidated revenues for the years ended December 31, 2023 and 2022, respectively, and $144.8 million for the ten months ended December 31, 2021. Thryv Australia and Yellow serve approximately 100,000 and 20,000 SMBs, respectively, many of which we believe are ideal candidates for the Thryv platform.

Our Thryv International SaaS segment is comprised of Thryv Business Center, Command Center, Marketing Center, ThryvPay, and Thryv Add-Ons and generated $10.1 million and $4.5 million of consolidated revenues for the years ended December 31, 2023 and 2022, respectively, and $0.6 million for the ten months ended December 31, 2021.

Our expertise in delivering solutions for our client base is rooted in our deep history of serving SMBs. In 2023, SMB demand for integrated technology solutions continues to grow as SMBs adapt their business and service model to facilitate remote working and virtual interactions.

Impairment Charges

Our annual impairment tests resulted in non-cash impairments of our goodwill of $268.8 million and $102.0 million during the years ended December 31, 2023 and 2022, respectively, to reduce goodwill in our Thryv U.S. Marketing Services reporting unit, as a result of the historical secular decline in industry demand for print services, along with the historical trending decline in our Marketing Services client base, and competition in the consumer search and display space. The impairment during the year ended December 31, 2023 was primarily driven by the Company's strategic decision during the fourth quarter of 2023 to accelerate the conversion of clients from its digital Marketing Services solutions to its SaaS solutions.

While we believe we have made reasonable estimates and utilized reasonable assumptions to calculate the fair values of our reporting units, it is possible a material change could occur to the estimated fair value of these assets. If our actual results are not consistent with our estimates, we could be exposed to future impairment losses that could be material to our results of operations.

Factors Affecting Our Performance

Our operations can be impacted by, among other factors, general economic conditions and increased competition with the introduction of new technologies and market entrants. We believe that our performance and future success depend on several factors that present significant opportunities for us, but also pose risks and challenges, including those listed below and those discussed in the section titled *"Risk Factors."*

Ability to Attract and Retain Clients

Our revenue growth is driven by our ability to attract and retain SMB clients. To do so, we must deliver solutions that address the challenges currently faced by SMBs at a value-based price point that SMBs can afford.

Our strategy is to expand the use of our solutions by introducing our SaaS solutions to new SMB clients, as well as our current Thryv U.S. Marketing Services and Thryv International Marketing Services clients. This strategy includes capitalizing on the increased needs of SMBs for solutions that facilitate a remote working environment and virtual interactions. This strategy will require substantial sales and marketing capital.

Investment in Growth

We intend to continue to develop and grow a profitable SaaS segment to better help SMBs manage their businesses, while maintaining strong profitability within our Marketing Services segment, which serves as an efficient customer acquisition channel for our SaaS platform. As a result, SaaS has been able to achieve profitable growth. We will continue to improve our SaaS solutions by analyzing user behavior, expanding features, improving usability, enhancing our onboarding services and

customer support and making version updates available to SMBs. We believe these initiatives will ultimately drive revenue growth; however, such improvements will also increase our operating expenses.

Ability to Grow Through Expansion and Acquisition

Our growth prospects depend upon our ability to successfully develop new markets. We currently serve the United States, Australian, New Zealand and Canadian SMB markets and plan to leverage strategic acquisitions or initiatives to expand our client base domestically and enter new markets internationally. Identifying proper targets and executing strategic acquisitions may take substantial time and capital. On March 1, 2021, we completed the acquisition of Thryv Australia, Australia's leading provider of marketing solutions serving SMBs. In July 2022, we began operations in Canada through our own sales force and a re-seller agreement. Additionally, on April 3, 2023, we completed the acquisition of Yellow, a New Zealand marketing services company. We believe that strategic acquisitions of marketing services companies globally will expand our client base and provide additional opportunities to offer our SaaS solutions.

Print Publication Cycle

We recognize revenue for print services at a point in time upon delivery of the published PYP directories containing customer advertisements to the intended market. Our PYP directories typically have 12-month publication cycles in Australia and New Zealand and 15 to 18-month publication cycles in the U.S. As a result, we typically record revenue for each publication only once every 12 to 18 months, depending on the publication cycle of the directory. The amount of revenue we recognize each quarter from our PYP directories is therefore directly related to the number of PYP directories we deliver to the intended market each quarter, which can vary based on the timing of the publication cycles.

Key Business Metrics

We review several operating metrics, including the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe these key metrics are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making, and they may be used by investors to help analyze the health of our business.

Total Clients

We define total clients as the number of SMB accounts with one or more revenue-generating solutions in a particular period. For quarter- and year-ending periods, total clients from the last month in the period are reported. A single client may have separate revenue-generating accounts for multiple Marketing Services solutions or SaaS offerings, but we count these as one client when the accounts are managed by the same business entity or individual. Although infrequent, where a single organization has multiple subsidiaries, divisions, or segments, each business entity that is invoiced by us is treated as a separate client. We believe that the number of total clients is an indicator of our market penetration and potential future business opportunities. We view the mix between Marketing Services clients and SaaS clients as an indicator of potential future opportunities to offer our SaaS solutions to our Marketing Services clients.

	As of December 31,		
(in thousands)	**2023**	**2022**	**2021**
***Clients* (1)**			
Marketing Services (2)	314	362	390
SaaS (3)	66	52	46
Total (4)	346	387	409

(1) Clients include total clients from all four of our business segments: Thryv U.S. Marketing Services, Thryv U.S. SaaS, Thryv International Marketing Services and Thryv International SaaS.

(2) Clients that purchase one or more of our Marketing Services solutions are included in this metric. These clients may or may not also purchase subscriptions to our SaaS offerings.

(3) Clients that purchase subscriptions to our SaaS offerings are included in this metric. These clients may or may not also purchase one or more of our Marketing Services solutions.

(4) Total clients is less than the sum of the Marketing Services and SaaS, since clients that purchase both Marketing Services and SaaS products are counted in each category, but only counted once in the Total.

Marketing Services clients decreased by 48 thousand, or 13%, as of December 31, 2023 as compared to December 31, 2022. Marketing Services clients decreased by 28 thousand, or 7%, as of December 31, 2022 as compared to December 31, 2021. These decreases were related to the secular decline in the print media industry and significant competition in the digital media space and from focusing on offering our SaaS solutions to our current Marketing Services clients. This was partially offset by acquisitions of companies with Marketing Services clients.

SaaS clients increased by 14 thousand, or 27%, as of December 31, 2023 as compared to December 31, 2022. SaaS clients increased by 6 thousand, or 13%, as of December 31, 2022 as compared to December 31, 2021. These increases resulted from focusing on offering our SaaS solutions to our current Marketing Services clients, as well as continuing to focus on new SaaS client acquisition through improved identification of prospects, improved selling methods, introduction of new product features, and a small but growing international footprint.

Total clients decreased by 41 thousand, or 11%, as of December 31, 2023 as compared to December 31, 2022. Total clients decreased by 22 thousand, or 5%, as of December 31, 2022 as compared to December 31, 2021. The primary driver of these decreases was the secular decline in the print media business combined with increasing competition in the digital media space, partially offset by an increase in SaaS clients and acquisitions of companies with established clients.

Monthly ARPU

We define monthly average revenue per unit ("*ARPU*") as our total client billings for a particular month divided by the number of clients that have one or more revenue-generating solutions in that same month. For each reporting period, the weighted-average monthly ARPU from all the months in the period are reported. ARPU varies based on product mix, product volumes, and the amounts we charge for our services. We believe that ARPU is an important measure of client spend and that growth in ARPU is an indicator of client satisfaction with our services.

	Years Ended December 31,		
	2023	2022	2021
ARPU (Monthly)			
Marketing Services [(1)]	$ 158	$ 178	$ 213
SaaS [(1)]	372	369	331

(1) Monthly ARPU includes results from all four of our business segments: Thryv U.S. Marketing Services, Thryv U.S. SaaS, Thryv International Marketing Services and Thryv International SaaS.

Monthly ARPU for Marketing Services decreased by $20, or 11%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, and $35, or 16%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease in ARPU for these periods was related to reduced spend by clients on our print media offerings due to the secular decline of the industry, caused by the continuing shift of advertising spend to less expensive digital media. This decrease in ARPU was further driven by a reduction of our resale of high-spend, low margin third-party local search and display services that were not hosted on our owned and operated platforms.

Monthly ARPU for SaaS increased by $3, or 1%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, and increased by $38, or 11%, during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in ARPU for these periods was attributable to upsell of higher value solutions to existing

customers and price increases, offset by the strategic decision to accelerate the conversion of clients from digital Marketing Services solutions to SaaS solutions, that initially come in at lower introductory pricing. In addition, the sale of add-on features to our Thryv Platform, such as Thryv Leads and Thryv Pay contributed to Monthly SaaS ARPU growth.

Monthly Active Users - SaaS

We define a monthly active user for SaaS offerings as a client with one or more users who log into our SaaS solutions at least once during the calendar month. Individuals who register for, and use, multiple accounts across computer and mobile devices may be counted more than once, and as a result, may overstate the number of unique users who actively use our Thryv platform within a month. Additionally, some of our original SaaS clients exclusively use the website features of their Thryv platform which does not require a login and those users are not included in our active users count. For each reporting period, active users from the last month in the period are reported. We believe that monthly active users best reflects our ability to engage, retain, and monetize our users, and thereby drive increases in revenue. We view monthly active users as a key measure of user engagement for our Thryv platform.

	As of December 31,		
(in thousands)	**2023**	**2022**	**2021**
Monthly Active Users - SaaS	40	41	30

Monthly active users decreased by 1 thousand, or 2%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. Monthly active users increased by 11 thousand, or 37%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The number of monthly active users decreased for the year ended December 31, 2023 compared to the year ended December 31, 2022 as our service model has adapted to changes in client expectations and allows clients to realize value without the need to login as often. The number of monthly active users increased for the year ended December 31, 2022 compared to the year ended December 31, 2021 resulting from our efforts to increase engagement among our SaaS clients, such as enhancing the initial sales process, the client onboarding experience, and lifecycle management. The increase was also driven by our focus on obtaining higher retention, higher spend clients as these clients are more engaged with our platform.

Key Components of Our Results of Operations

Revenue

We generate revenue from our four business segments: Thryv U.S. Marketing Services, Thryv U.S. SaaS, Thryv International Marketing Services and Thryv International SaaS. Our primary sources of revenue in our Thryv U.S. Marketing Services and Thryv International Marketing Services segments are Print and Digital services. Our primary source of revenue in our Thryv U.S. SaaS and Thryv International SaaS segments are our SaaS solutions.

Cost of Services

Cost of services consists of expenses related to delivering our solutions, such as publishing, printing, and distribution of our Print directories and fulfillment of our Digital and SaaS offerings, including traffic acquisition, managed hosting, and other third-party service providers. Additionally, Cost of services includes personnel-related expenses such as salaries, benefits, and stock-based compensation for our operations team, information technology expenses, non-capitalizable software and hardware purchases, and allocated overhead costs, which includes depreciation of fixed assets, and amortization associated with capitalized software and intangible assets.

Operating Expenses

Sales and Marketing

Sales and marketing expense consists primarily of base salaries, stock-based compensation, sales commissions paid to our inside and outside sales force and other expenses incurred by personnel within the sales, marketing, sales training, and client care departments. Additionally, Sales and marketing expense includes advertising costs such as media, promotional material, branding, online advertising, information technology expenses and allocated overhead costs which includes depreciation of fixed assets, and amortization associated with capitalized software and intangible assets.

General and Administrative

General and administrative expense primarily consists of salaries, benefits and stock-based compensation incurred by corporate management and administrative functions such as information technology, finance and accounting, legal, internal audit, human resources, billing and receivables, and management personnel. In addition, General and administrative expense includes bad debt expense, non-recurring charges, and other corporate expenses such as professional fees, operating taxes, and insurance. General and administrative expense also includes allocated overhead costs which includes depreciation of fixed assets, and amortization associated with capitalized software and intangible assets.

Other Income (Expense)

Other income (expense) consists of interest expense, other components of net periodic pension (cost) benefit, and other income (expense), which includes a bargain purchase gain as a result of the Vivial Acquisition during the year ended December 31, 2022, and foreign currency-related income and expense.

Results of Operations

Consolidated Results of Operations

The following table sets forth certain consolidated financial data for each of the periods indicated:

	Years Ended December 31,			
	2023 (1)		2022 (2)	
(in thousands of $)	Amount	% of Revenue	Amount	% of Revenue
Revenue	$ 916,961	100 %	$ 1,202,388	100 %
Cost of services	338,714	36.9 %	422,006	35.1 %
Gross profit	578,247	63.1 %	780,382	64.9 %
Operating expenses:				
Sales and marketing	300,538	32.8 %	362,432	30.1 %
General and administrative	208,880	22.8 %	216,406	18.0 %
Impairment charges	268,846	29.3 %	102,222	8.5 %
Total operating expenses	778,264	84.9 %	681,060	56.6 %
Operating (loss) income	(200,017)	21.8 %	99,322	8.3 %
Other income (expense):				
Interest expense	(61,728)	6.7 %	(60,407)	5.0 %
Other components of net periodic pension benefit	2,719	0.3 %	44,612	3.7 %
Other (expense) income	(1,518)	0.2 %	15,448	1.3 %
(Loss) income before income tax benefit (expense)	(260,544)	28.4 %	98,975	8.2 %
Income tax benefit (expense)	1,249	0.1 %	(44,627)	3.7 %
Net (loss) income	$ (259,295)	28.3 %	$ 54,348	4.5 %
Other financial data:				
Adjusted EBITDA(3)	$ 187,515	20.4 %	$ 333,342	27.7 %
Adjusted Gross Profit(4)	$ 605,849		$ 819,150	
Adjusted Gross Margin(5)	66.1 %		68.1 %	

(1) Consolidated results of operations includes Yellow's results of operations subsequent to the April 3, 2023 acquisition date.

(2) Consolidated results of operations includes Vivial's results of operations subsequent to the January 21, 2022 acquisition date.

(3) See "*Non-GAAP Financial Measures*" for a definition of Adjusted EBITDA and a reconciliation to Net (loss) income, the most directly comparable measure presented in accordance with GAAP.

(4) See "*Non-GAAP Financial Measures*" for a definition of Adjusted Gross Profit and a reconciliation to Gross profit, the most directly comparable measure presented in accordance with GAAP.

(5) See "*Non-GAAP Financial Measures*" for a definition of Adjusted Gross Margin.

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Revenue

The following table summarizes revenue by business segment for the periods indicated:

	Years Ended December 31,		Change	
	2023 [(1)]	**2022** [(2)]	**Amount**	**%**
(in thousands of $)	*(unaudited)*			
Thryv U.S.				
Marketing Services	$ 510,533	$ 820,032	$ (309,499)	(37.7)%
SaaS	253,579	211,801	41,778	19.7 %
Thryv International				
Marketing Services	142,711	166,010	(23,299)	(14.0)%
SaaS	10,138	4,545	5,593	123.1 %
Total Revenue	$ 916,961	$ 1,202,388	$ (285,427)	(23.7)%

(1) Thryv International Marketing Services includes Yellow revenue subsequent to the Yellow Acquisition.

(2) Thryv U.S. Marketing Services includes Vivial revenue subsequent to the Vivial Acquisition.

Total Revenue decreased by $285.4 million, or 23.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease in total Revenue was driven primarily by a decrease in Thryv U.S. Marketing Services Revenue of $309.5 million, a decrease Thryv International Marketing Services Revenue of $23.3 million, partially offset by an increase in Thryv U.S. SaaS Revenue of $41.8 million, and an increase in Thryv International SaaS Revenue of $5.6 million.

Thryv U.S. Revenue

Marketing Services Revenue

Thryv U.S. Marketing Services revenue decreased by $309.5 million, or 37.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Print revenue decreased by $185.2 million, or 47.9%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease in Print revenue was primarily driven by the impact of publication timing differences, as a result of our Print agreements having greater than 12 month terms, and the continued secular decline in industry demand for Print services, which was partially offset by increasing the terms of our new Print publications from 15 months to 18 months.

Print revenue is recognized upon delivery of the published directories. Individual published directories have different publication cycles, with a typical lifecycle of 15 to 18 months for directories published during the year ended December 31, 2022, as compared to 18 months during the year ended December 31, 2023. As a result of recognizing revenue upon delivery, we typically record revenue for each published directory only once every 15 to 18 months, depending on the publication cycle of the individual published directory, which does not make comparing revenue year-over-year fully representative of actual demand trends due to timing of publication cycles. The greater contract value for individual published directories during the year ended December 31, 2023 increased Print revenue per published directory because the revenue was based on an 18 month contract value for publications with new terms. This increase in per published directory revenue partially offset the secular decline in industry demand for Print services, resulting in an overall 22% decline in revenue for the year ended December 31, 2023 when comparing on a publication-by-publication basis.

Digital revenue decreased by $124.3 million, or 28.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily driven by a continued trending decline in the Company’s Marketing Services client base and significant competition in the consumer search and display space, particularly from large, well-capitalized businesses such as Google, Yelp and Facebook.

SaaS Revenue

Thryv U.S. SaaS revenue increased by $41.8 million, or 19.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was driven by increased demand for our Thryv SaaS solution as SMBs accelerate their move away from manual processes and towards cloud platforms to more efficiently manage and grow their businesses, and by our success in re-focusing our go-to-market and onboarding strategy to target higher value clients.

Thryv International Revenue

Marketing Services Revenue

Thryv International Marketing Services revenue decreased by $23.3 million, or 14.0%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease in revenue was driven by lower Print and digital revenue primarily resulting from the secular decline in industry demand for Print services in Australia and negative impact from changes in foreign currency rates. This decrease was partially offset by $12.3 million of Print and digital revenue recognized as a result of the Yellow Acquisition.

SaaS Revenue

Thryv International SaaS revenue increased $5.6 million, or 123.1%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase was driven by increased demand for our SaaS solution as we continue to increase sales to SMBs in Australia.

Cost of Services

Cost of services decreased by $83.3 million, or 19.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily driven by the corresponding decline in revenue and strategic cost saving initiatives. Specifically, we reduced printing, distribution, digital and fulfillment support costs by $66.7 million and contract services costs by $6.0 million. Additionally, depreciation and amortization expense decreased $11.4 million, driven by the accelerated amortization method used by the Company.

Gross Profit

Gross profit decreased by $202.1 million, or 25.9%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. Our gross margin decreased by 180 basis points, to 63.1%, for the year ended December 31, 2023 compared to 64.9% for the year ended December 31, 2022. The decrease was primarily due to a decrease in Marketing Services revenue, partially offset by an increase in SaaS revenue and a decrease in cost of services as a result of the decline in revenue and strategic cost saving initiatives.

Operating Expenses

Sales and Marketing

Sales and marketing expense decreased by $61.9 million, or 17.1%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was attributable to a decrease in sales commissions of $23.3 million, due to new sales commissions plans and revised targets, and a decrease in sales promotion expenses of $14.0 million, primarily driven by improvements in the client acquisition funnel. Additionally, there were decreases in employee-related costs of $13.5 million, travel expenses of $2.3 million, and contract services expenses of $2.0 million, due to strategic cost-saving initiatives. Depreciation and amortization expense also decreased by $9.7 million due to the accelerated amortization method used by the Company. These decreases were partially offset by an increase in stock-based compensation expense of $4.5 million, as a result of additional grants during the year ended December 31, 2023.

General and Administrative

General and administrative expense decreased by $7.5 million, or 3.5%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease was primarily due to a decrease in contractor costs of $4.5 million, a decrease in employee-related costs of $3.9 million and a decrease in facilities costs of $3.5 million, driven primarily by cost savings initiatives. Additionally, there was a decrease in depreciation and amortization expense of $4.1 million, due to the accelerated amortization method used by the Company. These decreases were partially offset by a loss on the settlement of an indemnification asset of $10.7 million during the year ended December 31, 2023 compared to a gain of $2.1 million during the year ended December 31, 2022.

Impairment Charges

Impairment charges increased by $166.6 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. Impairment charges of $268.8 million were recognized as a result of a goodwill impairment in our Thryv U.S. Marketing Services reporting unit during the year ended December 31, 2023, while $102.2 million of impairment charges were recognized in our Thryv U.S. Marketing Services reporting unit during the year ended December 31, 2022.

Other Income (Expense)

Interest Expense

Interest expense increased by $1.3 million, or 2.2%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, driven primarily by the impact of higher interest rates during the year, partially offset by lower outstanding debt balances resulting from payments made on our Term Loan.

Other Components of Net Periodic Pension Benefit

Other components of net periodic pension benefit decreased by $41.9 million for the year ended December 31, 2023. The change was primarily due to a remeasurement gain of $9.9 million recognized during the year ended December 31, 2023, compared to a remeasurement gain of $43.6 million recognized during the year ended December 31, 2022. Additionally, interest cost increased by $7.4 million, due to rising interest rates, during the year ended December 31, 2023.

Other (Expense) Income

During the year ended December 31, 2023, the Company incurred other expenses of $1.5 million, which primarily represented foreign currency-related losses. During the year ended December 31, 2022, the Company recognized other income of $15.4 million, which primarily represented a $10.9 million bargain purchase gain as a result of the Vivial Acquisition and foreign currency-related gains.

Income Tax Benefit (Expense)

Income tax expense decreased by $45.9 million, or 102.8%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The effective tax rate was 0.5% and 45.1% for the year ended December 31, 2023 and 2022, respectively. The effective tax rate differs from the 21.0% U.S. Federal statutory rate in the current year primarily due to our geographic mix of taxable income in various tax jurisdictions, and tax permanent differences primarily attributable to the impact of the goodwill impairment allocated to non-deductible goodwill and unrecognized tax benefits.

Adjusted EBITDA

Adjusted EBITDA decreased by $145.8 million, or 43.7%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease was primarily driven by the secular decline in both our Thryv U.S. and International Marketing Services segments. The decrease was partially offset by the result of increasing the terms of our Print publications from 15 months to 18 months in our Thryv U.S. Marketing Services segment and growth in our Thryv U.S. and International SaaS segments. See "*Non-GAAP Financial Measures*" for a definition of Adjusted EBITDA and a reconciliation to Net (loss) income, the most directly comparable measure presented in accordance with GAAP.

Years Ended December 31, 2022 and 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K year ended December 31, 2022.

Non-GAAP Financial Measures

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. We also present Adjusted EBITDA, Adjusted Gross Profit, and Adjusted Gross Margin, as defined below, as non-GAAP financial measures in this Annual Report.

We have included Adjusted EBITDA, Adjusted Gross Profit, and Adjusted Gross Margin in this report because management believes they provide useful information to investors in gaining an overall understanding of our current financial performance and provide consistency and comparability with past financial performance. Specifically, we believe Adjusted EBITDA provides useful information to management and investors by excluding certain non-operating items that we believe are not indicative of our core operating results. In addition, Adjusted EBITDA, Adjusted Gross Profit, and Adjusted Gross Margin are used by management for budgeting and forecasting as well as measuring the Company's performance. We believe Adjusted EBITDA, Adjusted Gross Profit, and Adjusted Gross Margin provide investors with the financial measures that closely align with our internal processes.

We define Adjusted EBITDA ("*Adjusted EBITDA*") as Net (loss) income plus Interest expense, Income tax expense (benefit), Depreciation and amortization expense, Restructuring and integration expenses, Transaction costs, Stock-based compensation expense (benefit), Impairment charges and non-operating expenses, such as, Other components of net periodic pension (benefit) cost, Non-cash (gain) loss from remeasurement of indemnification asset, and certain unusual and non-recurring charges that might have been incurred. Adjusted EBITDA should not be considered as an alternative to Net (loss) income as a performance measure. We define Adjusted Gross Profit ("*Adjusted Gross Profit*") and Adjusted Gross Margin ("*Adjusted Gross Margin*") as Gross profit and Gross margin, respectively, adjusted to exclude the impact of depreciation and amortization expense and stock-based compensation expense (benefit).

Non-GAAP financial information has limitations as an analytical tool and is presented for supplemental informational purposes only. Such information should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may be different from similarly-titled non-GAAP measures used by other companies.

The following is a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, Net (loss) income:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Reconciliation of Adjusted EBITDA			
Net (loss) income	$ (259,295)	$ 54,348	$ 101,577
Impairment charges	268,846	102,222	3,611
Depreciation and amortization expense	63,251	88,392	105,473
Interest expense	61,728	60,407	66,374
Stock-based compensation expense (1)	22,201	14,628	8,094
Restructuring and integration expenses (2)	14,612	17,804	18,145
Non-cash loss (gain) from remeasurement of indemnification asset (3)	10,734	(2,148)	(1)
Transaction costs (4)	373	6,119	25,059
Income tax (benefit) expense	(1,249)	44,627	32,737
Other components of net periodic pension benefit (5)	(2,719)	(44,612)	(14,829)
Other (6)	9,033	(8,445)	4,283
Adjusted EBITDA	$ 187,515	$ 333,342	$ 350,523

(1) The Company records Stock-based compensation expense related to the amortization of grant date fair value of the Company's stock-based compensation awards. See Note 12, *Stock-Based Compensation and Stockholders' Equity*, to our consolidated financial statements included in Part II, Item 8 in this Annual Report for more information.

(2) For the years ended December 31, 2023, 2022 and 2021, expenses related to periodic efforts to enhance efficiencies and reduce costs, and include severance benefits, and costs associated with abandoned facilities and system consolidation. For further detail on severance benefits, see Note 8, *Accrued Liabilities*, to our consolidated financial statements included in Part II, Item 8 in this Annual Report.

(3) In connection with the YP Acquisition, the seller indemnified the Company for future potential losses associated with certain federal and state tax positions taken in tax returns filed by the seller prior to the acquisition date. See Note 4, *Fair Value Measurements*, to our consolidated financial statements included in Part II, Item 8 in this Annual Report for more information.

(4) Expenses related to the Yellow Acquisition, the Vivial Acquisition, the Thryv Australia Acquisition and other transaction costs.

(5) Other components of net periodic pension benefit is from our non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs. The most significant component of other components of net periodic pension benefit relates to the mark-to-market pension remeasurement.

(6) During the year ended December 31, 2023, Other includes expenses related to the valuation of certain assets as a result of the acquisition of Thryv Australia and foreign exchange related expense. During the year ended December 31, 2022, Other primarily represents the bargain purchase gain as a result of the Vivial Acquisition, partially offset by foreign exchange-related expense. During the year ended December 31, 2021, Other primarily includes expenses related to potential non-income based tax liabilities and foreign exchange-related expense.

The following is a reconciliation of Adjusted Gross Profit and Adjusted Gross Margin, to their most directly comparable GAAP measures, Gross profit and Gross margin:

	Year Ended December 31, 2023				
	Thryv U.S.		Thryv International		
(in thousands)	Marketing Services	SaaS	Marketing Services	SaaS	Total
Reconciliation of Adjusted Gross Profit					
Gross profit	$ 320,327	$ 161,663	$ 88,730	$ 7,527	$ 578,247
Plus:					
Depreciation and amortization expense	10,766	5,429	10,045	749	26,989
Stock-based compensation expense	399	214	—	—	613
Adjusted Gross Profit	$ 331,492	$ 167,306	$ 98,775	$ 8,276	$ 605,849
Gross Margin	62.7 %	63.8 %	62.2 %	74.2 %	63.1 %
Adjusted Gross Margin	64.9 %	66.0 %	69.2 %	81.6 %	66.1 %

	Year Ended December 31, 2022				
	Thryv U.S.		Thryv International		
(in thousands)	Marketing Services	SaaS	Marketing Services	SaaS	Total
Reconciliation of Adjusted Gross Profit					
Gross profit	$ 539,543	$ 130,272	$ 108,496	$ 2,071	$ 780,382
Plus:					
Depreciation and amortization expense	17,800	4,657	15,385	505	38,347
Stock-based compensation expense	332	89	—	—	421
Adjusted Gross Profit	$ 557,675	$ 135,018	$ 123,881	$ 2,576	$ 819,150
Gross Margin	65.8 %	61.5 %	65.4 %	45.6 %	64.9 %
Adjusted Gross Margin	68.0 %	63.7 %	74.6 %	56.7 %	68.1 %

	Year Ended December 31, 2021				
	Thryv U.S.		Thryv International		
(in thousands)	Marketing Services	SaaS	Marketing Services	SaaS	Total
Reconciliation of Adjusted Gross Profit					
Gross profit	$ 539,866	$ 104,944	$ 60,761	$ (232)	$ 705,339
Plus:					
Depreciation and amortization expense	16,978	3,700	32,463	92	53,233
Stock-based compensation expense	309	71	—	—	380
Adjusted Gross Profit	$ 557,153	$ 108,715	$ 93,224	$ (140)	$ 758,952
Gross Margin	67.7 %	61.6 %	42.0 %	(41.9)%	63.4 %
Adjusted Gross Margin	69.9 %	63.8 %	64.4 %	(25.3)%	68.2 %

Liquidity and Capital Resources

Thryv Holdings, Inc. is a holding company that does not conduct any business operations of its own. We derive cash flows from cash transfers and other distributions from our operating subsidiary, Thryv Inc., which in turn generates cash flow from its own operations and operations of its subsidiaries, and has cash and cash equivalents on hand, funds provided under the Term

Loan and funds available under the ABL Facility. The agreements governing our debt may restrict the ability of our subsidiaries to make loans or otherwise transfer assets to us. Further, our subsidiaries are permitted under the terms of our senior credit facilities and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions or the making of loans by such subsidiaries to us. Our and our subsidiaries' ability to meet our debt service requirements is dependent on our ability to generate sufficient cash flows from operations.

We believe that expected cash flows from operations, available cash and cash equivalents, and funds available under our ABL Facility will be sufficient to meet our liquidity requirements, such as working capital requirements for our operations, business development and investment activities, and debt payment obligations, for the following 12 months. Any projections of future earnings and cash flows are subject to substantial uncertainty. Our future success and capital adequacy will depend on, among other things, our ability to achieve anticipated levels of revenues and cash flows from operations and our ability to address our annual cash obligations and reduce our outstanding debt, all of which are subject to general economic, financial, competitive, and other factors beyond our control. We continue to monitor our capital requirements to ensure our needs are in line with available capital resources.

In addition, our Board of Directors authorizes us to undertake share repurchases from time to time. The amount and timing of any share repurchases that we make will depend on a variety of factors, including available liquidity, cash flows, our capacity to make repurchases under our debt agreements and market conditions.

For a discussion on contingent obligations, see Note 15, *Contingent Liabilities*, to our audited consolidated financial statements included in Part II, Item 8 in this Annual Report.

Sources and Uses of Cash

The following table sets forth a summary of our cash flows from operating, investing and financing activities for the periods indicated:

	Years Ended December 31,		$
(in thousands)	**2023**	**2022**	**Change**
Cash flows provided by (used in):			
Operating activities	$ 148,226	$ 148,573	$ (347)
Investing activities	(42,516)	(52,026)	9,510
Financing activities	(103,493)	(91,097)	(12,396)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	133	(827)	960
Increase in cash, cash equivalents and restricted cash	$ 2,350	$ 4,623	$ (2,273)

Cash Flows from Operating Activities

Net cash provided by operating activities decreased by $0.3 million, or 0.2%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease was primarily due to the impact of changes in working capital, primarily driven by the timing of accounts payables disbursements and cash expenditures, in addition to the overall decline of our Marketing Services revenue. This decrease was partially offset by the timing of accounts receivable collections and lower income tax payments of $48.9 million.

Cash Flows from Investing Activities

Net cash used in investing activities decreased by $9.5 million, or 18.3%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This decrease was primarily due to the difference in the cash paid of $22.8 million in connection with the Vivial Acquisition on January 1, 2022, compared to the cash paid of $8.9 million in connection with the Yellow Acquisition on April 3, 2023. This decrease was partially offset by $4.2 million increase in capital expenditures.

Cash Flows from Financing Activities

Net cash used in financing activities increased by $12.4 million, or 13.6%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was primarily driven by a $7.5 million increase in payments made on the Term Loan and a decrease in net proceeds from the ABL Facility of $20.3 million. These changes were partially offset by a $15.8 million increase in proceeds from the exercises of stock warrants and a $0.4 million increase in other proceeds, primarily from the exercise of stock options.

Debt

Term Loan

On March 1, 2021, the Company entered into the Term Loan. The proceeds of the Term Loan were used to finance the Thryv Australia Acquisition, refinance in full the Company's Senior Term Loan and pay fees and expenses related to the Thryv Australia Acquisition and related financing.

The Term Loan established the Term Loan Facility in an aggregate principal amount equal to $700.0 million, of which 38.4% was held by related parties who were equity holders of the Company, as of March 1, 2021. The Term Loan Facility matures on March 1, 2026. Prior to June 30, 2023, borrowings under the Term Loan Facility bore interest at a fluctuating rate per annum equal to, at the Company’s option, LIBOR or a base rate, in each case, plus an applicable margin per annum equal to (i) 8.50% (for LIBOR loans) and (ii) 7.50% (for base rate loans). Effective June 30, 2023, borrowings under the Term Loan Facility bear interest at a fluctuating rate per annum equal to, at the Company’s option, a Secured Overnight Financing Rate (“*SOFR*”) or a base rate, in each case, plus an applicable margin per annum equal to (i) 8.50% (for SOFR loans) and (ii) 7.50% (for base rate loans). The Term Loan Facility requires mandatory amortization payments equal to $17.5 million per fiscal quarter. As of December 31, 2023 and 2022, no portion of the Term Loan was held by related parties who were equity holders of the Company on that date.

ABL Facility

On March 1, 2021, the Company entered into an agreement to amend the June 30, 2017 ABL Facility. The ABL Amendment was entered into in order to permit the term loan refinancing, the Thryv Australia Acquisition and make certain other changes to the ABL credit agreement, including, among others:

- revise the maximum revolver amount to $175.0 million;
- reduce the interest rate per annum to (i) 3-month LIBOR plus 3.00% for LIBOR loans and (ii) base rate plus 2.00% for base rate loans;
- reduce the commitment fee on undrawn amounts under the ABL Facility to 0.375%;
- extend the maturity date of the ABL Facility to the earlier of March 1, 2026 and 91 days prior to the stated maturity date of the Term Loan Facility;
- add the Australian subsidiaries acquired pursuant to the Thryv Australia Acquisition as borrowers and guarantors, and establish an Australian borrowing base; and
- make certain other conforming changes consistent with the Term Loan Agreement.

As of December 31, 2023, the Company had borrowing base availability of $50.1 million. As a result of certain restrictions in the Company's debt agreements, as of December 31, 2023, approximately $37.5 million was available to be drawn upon under the ABL Facility.

We maintain debt levels that we consider appropriate after evaluating a number of factors, including cash requirements for ongoing operations, investment and financing plans (including acquisitions and share repurchase activities), and overall cost of capital. Per the terms of the Term Loan Facility, payments of the Term Loan balance are determined by the Company's Excess Cash Flow (as defined within the Term Loan Facility). We are in compliance with all covenants under the Term Loan and ABL Facility as of December 31, 2023. We had total recorded debt outstanding of $348.9 million (net of $9.3 million of unamortized original issue discount ("*OID*") and debt issuance cost) at December 31, 2023, which was comprised of amounts outstanding under our Term Loan of $309.4 million and ABL Facility of $48.8 million.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In preparing our financial statements, we make estimates, assumptions, and judgments that can have a significant impact on our reported revenues, results of operations and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet during and as of the reporting periods. These estimates, assumptions, and judgments are necessary because future events and their effects on our results and the value of our assets cannot be determined with certainty and are made based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within our control and may not be known for a prolonged period of time. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

We believe that the assumptions and estimates associated with revenue recognition, business combinations, goodwill, pension obligations, and income taxes have the greatest potential impact on our audited consolidated financial statements. Therefore, we consider these to be our critical accounting estimates. See Note 1, *Description of Business and Summary of Significant Accounting Policies,* to our audited consolidated financial statements included in Part II, Item 8 in this Annual Report for further information on these and our other significant accounting policies and estimates as well as our disclosures on recent accounting pronouncements. Our most critical accounting estimates are summarized below.

Revenue Recognition

We recognize revenue based on the revenue recognition standard, Revenue from Contracts with Customers (Topic 606), ("*ASC 606*"). The Company determines the amount of revenue to be recognized through application of the five-step model as described in Note 1, *Description of Business and Summary of Significant Accounting Policies*, to our audited consolidated financial statements included in Part II, Item 8 in this Annual Report.

We derive revenue from our four business segments: Thryv U.S. Marketing Services, Thryv U.S. SaaS, Thryv International Marketing Services and Thryv International SaaS. The Company has determined that each of its services is distinct and represents a separate performance obligation because the SMB can benefit from each service on its own or together with other resources that are readily available to the SMB, and services are separately identifiable from other promises in the contract. Revenue for all services is recognized when control transfers to the SMB. For print solutions, control transfers upon delivery of the published directories. Control over SaaS and digital services transfers to the SMB evenly over the service period.

The transaction price of a contract primarily consists of fixed consideration components pursuant to the applicable contractual terms and may involve the use of estimates. These judgments involve consideration of historical and expected experience with the customer and other similar customers. The Company's contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling price is the price at which the Company would sell a promised service separately to a client. Judgment is required to determine the standalone selling price for each distinct performance

obligation. Often, the Company does not have sufficient standalone sales information, as contracts with customers generally include multiple performance obligations. When standalone sales information is not available, the Company estimates the standalone selling price using information that may include market conditions, entity-specific factors such as pricing and discounting strategies, and other inputs.

Business Combinations

We have completed several acquisitions of other businesses in the past, including the Yellow Acquisition on April 3, 2023, the Vivial Acquisition on January 21, 2022, the Thryv Australia Acquisition on March 1, 2021 and the YP Acquisition on June 30, 2017, and we may acquire additional businesses in the future. In an acquisition, we first review if substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If such concentration exists, the transaction is considered an asset acquisition rather than a business combination.

The results of businesses acquired in a business combination are included in our audited consolidated financial statements from the date of acquisition. We allocate the purchase price, which is the sum of the consideration paid and may consist of cash, equity, or a combination of the two, to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and assumed liabilities requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, and discount rates.

We use all available information to estimate fair values. We typically engage outside appraisal firms to assist in determining the fair value of tangible and identifiable intangible assets such as client relationships, trademarks, and any other significant assets or liabilities. During the measurement period, of up to one year after the acquisition date, we may adjust the values attributed to the assets acquired and assumed liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date.

Our purchase price allocation methodology contains uncertainties because it requires assumptions and management's judgment to estimate the fair value of assets acquired and assumed liabilities at the acquisition date. Key judgments used to estimate the fair value of intangible assets include projected revenue growth and operating margins, discount rates, client attrition rates, as well as the estimated economic life of intangible assets. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets, and widely accepted valuation techniques, including discounted cash flows. Our estimates are inherently uncertain and subject to refinement. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is tested annually for impairment as of October 1st and at any time upon the occurrence of certain triggering events or changes in circumstances. The Company performs its goodwill impairment test at the reporting unit level. In assessing goodwill for impairment, an entity has the option to assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Performing a qualitative impairment assessment requires an examination of relevant events and circumstances that could have a negative impact on the carrying value of our Company, such as macroeconomic conditions, industry and market conditions, earnings and cash flows, overall financial performance, and other relevant entity-specific events. If the Company concludes an impairment is more likely than not through its qualitative assessment, then it is required to perform a quantitative assessment for impairment. The quantitative estimates of the fair value of the Company's reporting units are primarily determined using an income approach based on discounted cash flows. The discounted cash flow methodology requires significant judgment, including estimation of future cash flows, which is dependent on internal forecasts, current and anticipated economic conditions and trends, the estimation of the long-term growth rate of the Company's business, and the

determination of the Company's weighted average cost of capital. Changes in the estimates and assumptions incorporated in our impairment assessment could materially affect the determination of fair value and the associated impairment charge.

On October 1, 2023 and December 31, 2023, we performed our annual impairment test in accordance with ASC 350-30-35, *Intangibles-Goodwill and Other*. As a result, the Company recognized a non-cash impairment charge of $268.8 million in the fourth quarter of 2023 to reduce goodwill in its Thryv U.S. Marketing Services reporting unit. Additionally, the Company recognized a non-cash impairment charge of $102.0 million during the year ended December 31, 2022 to reduce goodwill in its Thryv U.S. Marketing Services reporting unit. No goodwill impairment charges were recorded in the Company's consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2021.

As of December 31, 2023, goodwill was $302.4 million. For additional information related to goodwill, see Note 5, *Goodwill and Intangible Assets* to our consolidated financial statements included in Part II, Item 8 in this Annual Report.

Pension Obligations

The Company maintains pension obligations associated with non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs.

Although the plans are frozen, the Company continues to incur interest cost as well as gains or losses associated with changes in fair value of plan assets, all of which are referred to as net periodic pension cost. In determining the pension obligations at each reporting period, management makes certain actuarial assumptions, including discount rates and mortality rates. For these assumptions, management consults with actuaries, monitors plan provisions and demographics, and reviews public market data and general economic information. Changes in these assumptions can have a significant impact on the projected pension obligations, funding requirement, and net periodic pension cost. The Company immediately recognizes actuarial gains and losses in its operating results in the year in which the gains and losses occur.

Income Taxes

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not expected to be realized based on the weight of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character, for example, ordinary income or capital gain within the carryback or carryforward periods available under the applicable tax law. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences, and tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our income tax provision would increase or decrease in the period in which the assessment is changed.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. The amount of income taxes we pay is subject to ongoing audits by federal and state tax authorities, which often result in proposed assessments. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. Tax benefits recognized in the financial statements from uncertain tax positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Recent Accounting Pronouncements

See Note 1, *Description of Business and Summary of Significant Accounting Policies*, to our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022, and 2021, included in Part II, Item 8 in this Annual Report, for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2023, we had total recorded debt outstanding of $348.9 million (net of $9.3 million of unamortized original issue discount and debt issuance costs), which was comprised of amounts outstanding under our Term Loan of $309.4 million and ABL Facility of $48.8 million. Substantially all this debt bears interest at floating rates. Changes in interest rates affect the interest expense we pay on our floating rate debt. A hypothetical 100 basis point increase in interest rates would increase our interest expense by approximately $3.6 million annually based on the debt outstanding at December 31, 2023.

Foreign Exchange Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Australian dollar and New Zealand dollar. Since we translate foreign currencies into U.S. dollars for financial reporting purposes, currency fluctuations can have an impact on our financial results.

We have experienced and will continue to experience fluctuations in our Net (loss) income as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. We recognized immaterial amounts of foreign currency gains and losses in each of the periods presented. We have not hedged our foreign currency transactions to date. We are evaluating the costs and benefits of initiating a hedging program and may in the future hedge selected significant transactions denominated in currencies other than the U.S. dollar as we expand our international operations and our risk grows.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Thryv Holdings, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Thryv Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 22, 2024 expressed an unqualified opinion.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of Thryv U.S. and International Marketing Services Reporting Units

As described in Note 5 to the financial statements, the Company performs its annual impairment test for all its reporting units on October 1 or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. The results of the annual quantitative impairment test indicated that the Thryv U.S. Marketing Services reporting unit had a carrying value that exceeded its fair value, which resulted in the Company recording $192.0 million of goodwill impairment as of the October 1 annual impairment testing date. In December 2023, the Company concluded a triggering event had occurred in the Thryv U.S. Marketing Services reporting unit and completed a quantitative impairment test as of December 31, 2023, which resulted in an additional impairment of $76.8 million. No goodwill impairment was recorded in the Thryv

International Marketing Services reporting unit for the year ended December 31, 2023. We identified the assessment of fair value of the Thryv U.S. and International Marketing Services reporting units as a critical audit matter.

The principal consideration for our determination that the assessment of fair value of the Thryv U.S. and International Marketing Services reporting units is a critical audit matter is that the significant assumptions made by management involve subjectivity and judgment in the preparation of discounted future cash flows. The reporting units discounted future cash flows include certain management assumptions that are complex and have a higher degree of estimation uncertainty. Changes in these assumptions could have a significant impact on the fair value estimate. In particular, these assumptions include forward-looking projections related to revenue and operating expenses and the application of a discount rate. Performing audit procedures to evaluate these assumptions required a high degree of auditor judgment and audit effort, including the need to involve valuation specialists.

Our audit procedures related to the assessment of fair value of the Thryv U.S. and International Marketing Services reporting units included the following, among others.

- We tested the design and operating effectiveness of relevant controls relating to management’s preparation and review of the discounted future cash flows and the discount rate applied, and review of the methodologies applied by third-party valuation specialists engaged by the Company.

- We evaluated the reasonableness of forecasted revenues and operating expenses used in the future discounted cash flows by comparing them to historical results, and comparing prior periods forecasted amounts to respective actual results.

- With the assistance of a valuation specialist, we evaluated the reasonableness of the discount rate and the appropriateness of the methodologies used by the Company.

- We evaluated the qualifications of the third-party valuation specialists engaged by the Company based on their credentials and experience.

Pension Obligations

As described in Note 11 to the financial statements, the Company’s aggregate net pension obligations at December 31, 2023 was $69.9 million and is calculated as $408.9 million of defined benefit pension obligation for its defined benefit pension plans less the related pension assets of $339.0 million. The Company recorded a net periodic pension benefit of $2.7 million for the year-ended December 31, 2023. The Company remeasures the defined benefit pension obligations annually or upon a remeasurement date, with actuarial gains and losses immediately recorded in operating results during the period they occur. We identified the defined benefit pension obligation estimates for the Dex Pension Plan and YP Holdings LLC Pension Plan, as a critical audit matter.

The principal consideration for our determination that the defined benefit pension obligation estimates for the Dex Pension Plan and YP Holdings LLC Pension Plan is a critical audit matter is that the significant assumptions utilized in such estimates are subjective in nature and complex, specifically the discount rates and mortality rates used in the actuarial calculations. Changes in these assumptions could have a significant impact on the defined benefit pension obligation estimates and related actuarial gains and losses recognized. Performing audit procedures to evaluate management’s assumptions required a high degree of auditor judgment and audit effort, including the need to involve actuary specialists.

Our audit procedures related to the defined benefit pension obligation estimates for the Dex Pension and YP Holdings LLC Pension Plan included the following, among others.

- We tested the design and operating effectiveness of relevant controls relating to management’s determination and review of the discount rate and mortality rates applied in estimating the defined benefit pension obligations, and review of these specific assumptions applied by the actuary specialist engaged by the Company.

- With the assistance of an actuary specialist, we evaluated the reasonableness of the Company's significant assumptions related to the discount rates and mortality rates used in determining the projected benefit obligations.

- We evaluated the qualifications of the actuary specialists engaged by the Company based on their credentials and experience.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2022.

Dallas, Texas
February 22, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Thryv Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive (loss) income, changes in stockholders' equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Dallas, Texas
March 15, 2022

except for Note 17, Segment Information, as to which the date is
February 23, 2023

Thryv Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive (Loss) Income

(in thousands, except share and per share data)	Years Ended December 31, 2023	2022	2021
Revenue	$ 916,961	$ 1,202,388	$ 1,113,382
Cost of services	338,714	422,006	408,043
Gross profit	578,247	780,382	705,339
Operating expenses:			
Sales and marketing	300,538	362,432	357,813
General and administrative	208,880	216,406	153,902
Impairment charges	268,846	102,222	3,611
Total operating expenses	778,264	681,060	515,326
Operating (loss) income	(200,017)	99,322	190,013
Other income (expense):			
Interest expense	(61,728)	(56,902)	(48,867)
Interest expense, related party	—	(3,505)	(17,507)
Other components of net periodic pension benefit	2,719	44,612	14,829
Other (expense) income	(1,518)	15,448	(4,154)
(Loss) income before income tax benefit (expense)	(260,544)	98,975	134,314
Income tax benefit (expense)	1,249	(44,627)	(32,737)
Net (loss) income	$ (259,295)	$ 54,348	$ 101,577
Other comprehensive (loss) income:			
Foreign currency translation adjustment, net of tax	1,070	(8,214)	(8,047)
Comprehensive (loss) income	$ (258,225)	$ 46,134	$ 93,530
Net (loss) income per common share:			
Basic	$ (7.47)	$ 1.58	$ 3.02
Diluted	$ (7.47)	$ 1.49	$ 2.78
Weighted-average shares used in computing basic and diluted net (loss) income per common share:			
Basic	34,723,491	34,336,493	33,607,446
Diluted	34,723,491	36,506,095	36,495,746

The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 18,216	$ 16,031
Accounts receivable, net of allowance of $14,926 in 2023 and $14,766 in 2022	205,503	284,698
Contract assets, net of allowance of $35 in 2023 and $33 in 2022	2,909	2,583
Taxes receivable	3,085	11,553
Prepaid expenses	17,771	25,092
Indemnification asset	—	26,495
Deferred costs	16,722	9,544
Other current assets	2,662	2,320
Total current assets	266,868	378,316
Fixed assets and capitalized software, net	38,599	42,334
Goodwill	302,400	566,004
Intangible assets, net	18,788	34,715
Deferred tax assets	128,051	113,859
Other assets	28,464	42,649
Total assets	$ 783,170	$ 1,177,877
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 10,348	$ 18,972
Accrued liabilities	105,903	126,810
Current portion of unrecognized tax benefits	23,979	31,919
Contract liabilities	44,558	41,854
Current portion of long-term debt	70,000	70,000
Other current liabilities	8,402	10,937
Total current liabilities	263,190	300,492
Term Loan, net	230,052	345,256
ABL Facility	48,845	54,554
Pension obligations, net	69,388	72,590
Other liabilities	18,995	22,718
Total long-term liabilities	367,280	495,118
Commitments and contingencies (see Note 15)		
Stockholders' equity		
Common stock - $0.01 par value, 250,000,000 shares authorized; 62,660,783, shares issued and 35,302,746 shares outstanding at December 31, 2023; and 61,279,379 shares issued and 34,593,837 shares outstanding at December 31, 2022	627	613
Additional paid-in capital	1,151,259	1,105,701
Treasury stock - 27,358,037 shares at December 31, 2023 and 26,685,542 shares at December 31, 2022	(485,793)	(468,879)
Accumulated other comprehensive loss	(15,191)	(16,261)
Accumulated deficit	(498,202)	(238,907)
Total stockholders' equity	152,700	382,267
Total liabilities and stockholders' equity	$ 783,170	$ 1,177,877

The accompanying notes are an integral part of the consolidated financial statement

Thryv Holdings, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity

(in thousands, except share amounts)	Common Stock		Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	**Amount**		**Shares**	**Amount**			
Balance as of December 31, 2020	59,590,422	$ 596	$ 1,059,624	(26,678,410)	$ (468,613)	$ —	$ (394,832)	$ 196,775
Issuance of shares related to stock-based compensation	669,836	6	2,678	(7,132)	(266)	—	—	2,418
Exercise of stock warrants	570,595	6	13,892	—	—	—	—	13,898
Stock compensation expense	—	—	8,094	—	—	—	—	8,094
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(8,047)	—	(8,047)
Net income	—	—	—	—	—	—	101,577	101,577
Balance as of December 31, 2021	60,830,853	$ 608	$ 1,084,288	(26,685,542)	$ (468,879)	$ (8,047)	$ (293,255)	$ 314,715
Issuance of shares related to stock-based compensation	445,904	5	6,721	—	—	$ —	—	6,726
Exercise of stock warrants	2,622	—	64	—	—	—	—	64
Stock compensation expense	—	—	14,628	—	—	—	—	14,628
Foreign currency translation adjustment, net of tax			—	—	—	(8,214)		(8,214)
Net income	—	—	—	—	—	—	54,348	54,348
Balance as of December 31, 2022	61,279,379	$ 613	$ 1,105,701	(26,685,542)	$ (468,879)	$ (16,261)	$ (238,907)	$ 382,267
Issuance of shares related to stock-based compensation	729,549	8	7,465	(58,541)	(1,154)	—	—	6,319
Exercise of stock warrants	651,855	6	15,892	—	—	—	—	15,898
Stock compensation expense	—	—	22,201	—	—	—	—	22,201
Settlement of indemnification asset	—	—	—	(613,954)	(15,760)	—	—	(15,760)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	1,070	—	1,070
Net (loss)	—	—	—	—	—	—	(259,295)	(259,295)
Balance as of December 31, 2023	62,660,783	$ 627	$ 1,151,259	(27,358,037)	$ (485,793)	$ (15,191)	$ (498,202)	$ 152,700

The accompanying notes are an integral part of the consolidated financial statements.

Thryv Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Cash Flows from Operating Activities			
Net (loss) income	$ (259,295)	$ 54,348	$ 101,577
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	63,251	88,392	105,473
Amortization of deferred commissions	14,954	12,110	11,847
Amortization of debt issuance costs	5,422	5,749	4,919
Deferred income taxes	(12,904)	(15,119)	(20,438)
Provision for credit losses and service credits	24,516	25,971	19,394
Stock-based compensation expense	22,201	14,628	8,094
Other components of net periodic pension benefit	(2,719)	(44,612)	(14,829)
Impairment charges	268,846	102,222	3,611
Non-cash loss (gain) from the remeasurement of the indemnification asset	10,734	(2,148)	(1)
Bargain purchase gain	—	(10,883)	—
Other, net	603	(2,309)	(1,823)
Changes in working capital items, excluding acquisitions:			
Accounts receivable	54,325	(5,242)	74,368
Contract assets	(326)	2,764	5,628
Prepaid expenses and other assets	7,117	(9,592)	(5,763)
Accounts payable and accrued liabilities	(37,749)	(41,105)	(125,883)
Other liabilities	(10,750)	(26,601)	4,397
Net cash provided by operating activities	148,226	148,573	170,571
Cash Flows from Investing Activities			
Additions to fixed assets and capitalized software	(33,394)	(29,233)	(26,849)
Proceeds from the sale of assets	—	—	6,836
Acquisition of a business, net of cash acquired	(8,897)	(22,793)	(175,370)
Other	(225)	—	(1,192)
Net cash used in investing activities	(42,516)	(52,026)	(196,575)
Cash Flows from Financing Activities			
Proceeds from Term Loan	—	—	418,070
Proceeds from Term Loan, related party	—	—	260,930
Payments of Term Loan	(120,000)	(104,165)	(110,215)
Payments of Term Loan, related party	—	(8,347)	(47,785)
Payments of Senior Term Loan	—	—	(335,821)
Payments of Senior Term Loan, related party	—	—	(113,789)
Proceeds from ABL Facility	919,975	976,296	1,046,249
Payments of ABL Facility	(925,684)	(961,670)	(1,085,558)
Proceeds from exercises of stock warrants	15,898	64	13,920
Other	6,318	6,725	(6,913)
Net cash (used in) provided by financing activities	(103,493)	(91,097)	39,088
Effect of exchange rate changes on cash, cash equivalents and restricted cash	133	(827)	(1,933)
Increase in cash, cash equivalents and restricted cash	2,350	4,623	11,151
Cash, cash equivalents and restricted cash, beginning of period	18,180	13,557	2,406
Cash, cash equivalents and restricted cash, end of period	$ 20,530	$ 18,180	$ 13,557
Supplemental Information			
Cash paid for interest	$ 57,027	$ 57,084	$ 66,737
Cash paid for income taxes, net	$ 9,313	$ 58,259	$ 63,893
Non-cash investing and financing activities			
Repurchase of Treasury stock as a result of the settlement of the indemnification asset	$ 15,760	$ —	$ —

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 Description of Business and Summary of Significant Accounting Policies

General

Thryv Holdings, Inc. ("*Thryv*" or the "*Company*") provides small-to-medium sized businesses ("*SMBs*") with print and digital marketing services and Software as a Service ("*SaaS*") business management tools. The Company owns and operates Print Yellow Pages ("*PYP*" or *"Print"*) and digital marketing services (*"Digital"*), which includes Internet Yellow Pages ("*IYP*"), search engine marketing ("*SEM*"), and other digital media services, including online display advertising, and search engine optimization ("*SEO*") tools. In addition, through the Thryv® platform, the Company is a provider of SaaS business management, communication, and marketing tools designed for SMBs.

On April 3, 2023 (the "*Yellow Acquisition Date*"), Thryv New Zealand Limited, the Company's wholly-owned subsidiary, acquired Yellow Holdings Limited ("*Yellow*"), a New Zealand marketing services company. On January 21, 2022, Thryv, Inc., the Company's wholly-owned subsidiary, acquired Vivial Media Holdings, Inc. ("*Vivial*"), a marketing and advertising company with operations in the United States. Further, on March 1, 2021, the Company completed the acquisition of Sensis Holding Limited ("*Thryv Australia*"), a provider of marketing solutions serving SMBs in Australia.

The Company reports its results based on four reportable segments:

- Thryv U.S. Marketing Services, which includes the Company's Print and Digital solutions business in the United States;
- Thryv U.S. SaaS, which includes the Company's SaaS flagship all-in-one small business management modular software platform in the United States;
- Thryv International Marketing Services, which is comprised of Thryv's Print and Digital solutions business outside of the United States; and
- Thryv International SaaS, which primarily includes the Company's SaaS flagship all-in-one small business management modular software platform outside of the United States.

Basis of Presentation

The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States ("*U.S. GAAP*"). The consolidated financial statements include the financial statements of Thryv Holdings, Inc. and its wholly-owned subsidiaries.

The accompanying consolidated financial statements reflect all adjustments, consisting of only normal recurring items and accruals, necessary to fairly present the financial position, results of operations and cash flows of the Company for the periods presented. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions about future events that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of those estimates form the basis for making judgments about the carrying values of certain assets and liabilities.

Examples of reported amounts that rely on significant estimates include revenue recognition, allowance for credit losses, assets acquired and liabilities assumed in business combinations, capitalized costs to obtain a contract, certain amounts relating to the accounting for income taxes, including valuation allowance, indemnification asset, stock-based compensation expense, operating lease right-of-use assets and operating lease liabilities, accrued service credits, and pension obligations. Significant estimates are also used in determining the recoverability and fair value of fixed assets and capitalized software, operating lease right-of-use assets, goodwill and intangible assets.

Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue based on the revenue recognition standard, *Revenue from Contracts with Customers (Topic 606)*, ("*ASC 606*"). The Company determines the amount of revenue to be recognized through application of the following five steps: (i) identify a customer contract, (ii) identify performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue, each of which is described further below.

Identify the Customer Contract

The Company accounts for a contract with a client when approval and commitment from all parties is obtained, the rights of the parties and payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. Revenue is recognized when control of the promised services or goods is transferred to the client and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services or goods. Typical payment terms provide that the Company's clients pay within 20 days of the invoice.

Identify the Performance Obligations in the Contract and Recognize Revenue

The Company has determined that each of its services is distinct and represents a separate performance obligation. The client can benefit from each service on its own or together with other resources that are readily available to the client. Services are separately identifiable from other promises in the contract. Control over the Company's print services transfers to the client upon delivery of the published directories containing their advertisements to the intended market. Therefore, revenue associated with print services is recognized at a point in time upon delivery to the intended market. The Company bills customers for print advertising services monthly over the relative contract term. The difference between the timing of recognition of print advertising revenue and monthly billing generates the Company's unbilled receivables balance. The unbilled receivables balance is reclassified as billed accounts receivable through the passage of time as the customers are invoiced each month. SaaS and digital services are recognized using the series guidance. Under the series guidance, the Company's obligation to provide services is the same for each day under the contract, and therefore represents a single performance obligation. Revenue associated with SaaS and digital services is recognized over time using an output method to measure the progress toward satisfying a performance obligation.

As part of the SaaS offerings, the Company enters into certain development and reseller agreements with third parties. Based upon the control indicators outlined in ASC 606, the Company acts as a principal in these arrangements and recognizes revenue on a gross basis because it controls the services before they are transferred to clients.

Determine and Allocate the Transaction Price to the Performance Obligations in the Contract

The transaction price of a contract consists of fixed and variable consideration components pursuant to the applicable contractual terms and excludes sales tax. The Company's contracts have variable consideration in the form of price concessions and service credits. Service credits may be issued to a client at the discretion of the Company related to client satisfaction issues and claims. The Company performs a monthly review of expected service credits at a portfolio level based on the Company's history of adjustments and expected trends. The provision for service credits is recorded as a reduction to revenue in the Company's consolidated statements of operations and comprehensive (loss) income.

For performance obligations recognized under the series guidance, variable consideration is allocated. When necessary, variable consideration is estimated and included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. These judgments involve consideration of historical and expected experience with the client and other similar clients.

The Company’s contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling price is the price at which the Company would sell a promised service separately to a client. Judgment is required to determine the standalone selling price for each distinct performance obligation. Often times, the Company does not have sufficient standalone sales information, as contracts with customers generally include multiple performance obligations. When standalone sales information is not available, the Company estimates standalone selling price using information that may include average selling price, market conditions, entity specific factors such as pricing and discounting strategies, and other inputs.

Costs to Obtain and Fulfill a Contract with a Customer

Costs to Obtain a Contract with a Customer

The Company has determined that sales commissions paid to employees and certified marketing representatives associated with selling the Company’s print, digital and SaaS services are considered incremental and recoverable costs of obtaining a contract.

Commissions related to renewal contracts are not commensurate with costs incurred to obtain an initial contract. Therefore, commissions incurred to obtain a new contract are capitalized and recognized over the benefit period, which is determined to be eighteen months based on expected contract renewals, the Company’s technology development life-cycle, and other factors. Commissions for renewals of existing contracts are expensed as incurred under a practical expedient, which allows an entity to expense costs to obtain a contract with an amortization period of less than twelve months.

Deferred costs to obtain contracts are classified as current or non-current based on the timing of when the Company expects to recognize the expense. The current portion is included in Other current assets and the non-current portion is included in Other assets on the Company’s consolidated balance sheets. Amortization of deferred costs to obtain contracts is included as a component of Sales and marketing expense in the Company's consolidated statements of operations and comprehensive (loss) income.

The following table sets for the Company's deferred costs to obtain contracts, as of December 31, 2023 and 2022:

(in thousands)	December 31, 2023	December 31, 2022
Deferred costs to obtain contracts - Current assets	$ 13,495	$ 6,855
Deferred costs to obtain contracts - Non-current assets	1,285	741

Amortization of the Company's deferred costs to obtain contracts, for the years ended December 31, 2023, 2022, and 2021 was as follows:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Amortization of deferred costs to obtain contracts	$ 14,954	$ 12,110	$ 11,847

Costs to Fulfill a Contract with a Customer

Direct costs associated with fulfilling PYP contracts with a client include costs related to printing and distribution. Directly attributable costs incurred to fulfill print services are capitalized as incurred and then expensed at the time of delivery, in line with the recognition of revenue. Costs to fulfill SaaS and digital contracts with clients are expensed as incurred.

The following table sets for the Company's deferred costs to fulfill contracts as of December 31, 2023 and 2022:

(in thousands)	December 31, 2023	December 31, 2022
Deferred costs to fulfill contracts [1]	$ 3,227	$ 2,689

(1) Included in deferred costs on the Company's consolidated balance sheets.

Amortization of the Company's deferred costs to fulfill contracts for the years ended December 31, 2023, 2022, and 2021 was as follows:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Amortization of deferred costs to fulfill contracts [1]	$ 2,689	$ 3,466	$ 2,687

(1) These costs were recorded in Cost of services in the Company's consolidated statements of operations and comprehensive (loss) income.

The Company recorded no impairment losses associated with these deferred costs during the years ended December 31, 2023, 2022, and 2021.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company’s cash and cash equivalents consist of bank deposits. Cash equivalents are stated at cost, which approximates market value.

Restricted Cash

The following table presents a reconciliation of cash, cash equivalents and restricted cash reported within the Company's consolidated balance sheets to the amount shown in the Company's consolidated statements of cash flows for the years ended December 31, 2023 and 2022:

(in thousands)	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 18,216	$ 16,031
Restricted cash, included in Other current assets	2,314	2,149
Total cash, cash equivalents and restricted cash	$ 20,530	$ 18,180

Accounts Receivable, Net of Allowance

Accounts receivable represents billed amounts for which invoices have been provided to clients and unbilled amounts for which revenue has been recognized, but amounts have not yet been billed to the client.

Accounts receivable are recorded net of an allowance for credit losses. The Company’s exposure to expected credit losses depends on the financial condition of its clients and other macroeconomic factors. The Company maintains an allowance for credit losses based upon its estimate of potential credit losses. This allowance is based upon historical and current client collection trends, any identified client-specific collection issues, and current as well as expected future economic conditions and market trends. See Note 6, *Allowance for Credit Losse*s, for additional information.

The following table represents the components of Accounts receivable, net of allowance:

	December 31,	
(in thousands)	**2023**	**2022**
Accounts receivable	$ 73,094	$ 80,369
Unbilled accounts receivable [1]	147,335	219,095
Total accounts receivable	$ 220,429	$ 299,464
Less: allowance for credit losses	(14,926)	(14,766)
Accounts receivable, net of allowance	$ 205,503	$ 284,698

(1) Unbilled accounts receivable relates primarily to the Company's print services, which are recognized at a point in time upon delivery of the print services to the intended market(s), but are billed to customers monthly after the delivery of the print services. Unbilled accounts receivable are reclassified as billed accounts receivable monthly when the customers are invoiced.

The following table represents the components of unbilled accounts receivable from contracts with customers:

	December 31,	
(in thousands)	**2023**	**2022**
Unbilled accounts receivable - current	$ 147,335	$ 219,095
Unbilled accounts receivable - non-current [1]	16,165	23,653
Total unbilled accounts receivable	$ 163,500	$ 242,748

(1) Included in Other assets on the Company's consolidated balance sheets. Revenue recognized related to Unbilled accounts receivable - non-current balances for the years ended December 31, 2023 and 2022 was $70.7 million and $135.5 million, respectively.

Concentrations of Credit Risk

Financial instruments subject to concentrations of credit risk consist primarily of trade receivables. The Company deposits cash on hand with major financial institutions. Cash balances at major financial institutions may exceed limits insured by the Federal Deposit Insurance Corporation.

Approximately 91% of revenue in all periods presented was derived from sales to local SMBs that operate in limited geographical areas. These SMBs are usually billed in monthly installments when the services begin and, in turn, make monthly payments, requiring the Company to extend credit to these clients.

The remaining approximately 9% of revenue in all periods presented was derived from the sale of marketing services to larger businesses that advertise regionally or nationally. Contracted certified marketing representatives ("*CMRs*") purchase advertising on behalf of these businesses. Payment for advertising is due when the advertising is published and is received directly from the CMRs, net of the CMRs' commission. The CMRs are responsible for billing and collecting from these businesses. While the Company still has exposure to credit risks, historically, the losses from these clients have been less than that of local SMBs.

The Company conducts its operations primarily in the United States, Australia and New Zealand. In 2023, the Company's top ten directories, as measured by revenue, accounted for approximately 2% of total revenue. No single directory or client accounted for more than 1% of the Company's revenue for the years ended December 31, 2023, 2022 and 2021. Additionally, no single client or CMR accounted for more than 5% of the Company's outstanding accounts receivable as of December 31, 2023 and 2022.

Fixed Assets and Capitalized Software

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. The cost of additions and improvements associated with fixed assets are capitalized if they have a useful life in excess of one year. Expenditures for repairs and maintenance, including the cost of replacing minor items that are not considered substantial improvements, are expensed as incurred. When fixed assets are sold or retired, the related cost and accumulated depreciation are deducted from the accounts and any gains or losses on disposition are recognized in the Company's consolidated statements of operations and comprehensive (loss) income. Fixed assets are reviewed for impairment whenever events or changes in circumstances may indicate that the carrying amount of a fixed asset may not be recoverable.

Depreciation of fixed assets and amortization associated with capitalized software, are included in Cost of services, Sales and marketing, and General and administrative expenses on the Company's consolidated statements of operations and comprehensive (loss) income.

Costs associated with internal use software are capitalized during the application development stage, if they have a useful life in excess of one year. Subsequent additions, modifications, or upgrades to internal use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized software is reviewed for impairment whenever events or changes in circumstances may indicate that the carrying amount of a capitalized software may not be recoverable.

The remaining useful lives of fixed assets and capitalized software are reviewed annually for reasonableness. Fixed assets and capitalized software are depreciated on a straight-line basis over the estimated useful lives of the assets, which are presented in the following table:

	Estimated Useful Lives
Buildings and building improvements	8 - 30 years
Leasehold improvements[(1)]	1 - 8 years
Computer and data processing equipment	3 years
Furniture and fixtures	7 years
Capitalized software	1.5 - 5 years
Other	3 - 7 years

(1) Leasehold improvements are depreciated at the shorter of their estimated useful lives or the lease term. See Note 7, *Fixed Assets and Capitalized Software*.

Leases

The Company determines if an arrangement contains a lease at inception. The Company combines lease and non-lease components for all asset classes, except real estate leases. For real estate leases, consideration is allocated to lease and non-lease components based on a relative standalone price. Leases are included in Other assets, Other current liabilities, and Other liabilities on the Company's consolidated balance sheets and in General and administrative expense in the Company's consolidated statements of operations and comprehensive (loss) income. The Company recognizes lease expense on a straight-line basis over the lease term. Leases with a duration of 12 months or less are not recorded on the balance sheet and the related expense is recorded as incurred.

Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. If applicable, the right-of-use asset may include any initial direct costs incurred, lease payments made prior to the commencement, and is recorded net of any lease incentives received. For these calculations, the Company considers only payments that are fixed or determinable at the time of commencement or any variable payments that depend on an index or a rate.

The Company determines an incremental borrowing rate ("*IBR*") based on the information available at commencement date to calculate the present value of lease payments. The IBR represents the rate of interest estimated that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment.

Lease terms may include options to extend or terminate a lease. Renewals are not assumed in the determination of the lease term unless they are deemed to be reasonably certain to be exercised.

Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired net of liabilities assumed, recorded in accordance with ASC 805, *Business Combinations*, ("*ASC 805*"). Goodwill is not amortized, but rather subject to an annual impairment test at the reporting unit level. Management performs its annual goodwill impairment test on October 1 or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Performing a qualitative impairment assessment requires an examination of relevant events and circumstances that could have a negative impact on the carrying value of the Company, such as macroeconomic conditions, industry and market conditions, earnings and cash flows, overall financial performance and other relevant entity-specific events.

If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, then it is required to perform a quantitative assessment for impairment. If the quantitative assessment indicates that the reporting unit's carrying amount exceeds its fair value, the Company will recognize an impairment charge up to this amount, but not to exceed the total carrying value of the reporting unit's goodwill. The Company uses income and market-based valuation approaches to determine the fair value of its reporting units.

The Company performed its annual impairment test on goodwill as of October 1, 2023. The annual impairment test resulted in a non-cash impairment charge of $192.0 million, as of the October 1 annual impairment date, to reduce goodwill in its Thryv U.S. Marketing Services reporting unit. In December 2023, the Company concluded a triggering event had occurred in the Thryv U.S. Marketing Services reporting unit and completed an additional impairment test as of December 31, 2023. As a result, the Company recorded an additional non-cash impairment charge of $76.8 million as of December 31, 2023, further reducing goodwill in its Thryv U.S. Marketing Services reporting unit.

See Note 5, *Goodwill and Intangible Assets*.

Intangible Assets

The Company has definite-lived intangible assets consisting of client relationships, trademarks and domain names, and covenants not to compete. These intangible assets are amortized using the income forecast method over their useful lives, with the exception of covenants not to compete which are amortized on a straight-line basis over the terms of the agreements. These assets are allocated to their respective reporting units for impairment review purposes. Whenever events or changes in circumstances indicate the carrying amount of the reporting unit's intangible assets may not be recoverable, an impairment analysis of the reporting unit is completed. An impairment loss, if applicable, is measured as the amount by which the carrying amount of the reporting unit's definite-lived intangible asset exceeds its fair value. The Company uses the estimated future cash

flows directly associated with, and that are expected to arise as a result of, the use and eventual disposal of such reporting unit assets in determining fair values of definite-lived intangible assets.

Amortization associated with intangible assets is included in Cost of services, Sales and marketing, and General and administrative expenses on the Company's consolidated statements of operations and comprehensive (loss) income.

The Company’s intangible assets and their estimated useful lives are presented in the table below:

	Estimated Useful Lives
Client relationships	3.5 - 4 years
Trademarks and domain names	2.5 - 6 years
Covenants not to compete	3 years

See Note 5, *Goodwill and Intangible Assets,* for additional information.

Pension Obligation

The Company maintains net pension obligations associated with non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs.

Although the plans are frozen, the Company continues to incur interest cost on the projected benefit obligations, offset by an expected return on the fair value of plan assets, which is referred to as net periodic pension cost. In addition, the Company immediately recognizes gains/(losses) associated with changes in fair value of plan assets, and projected benefit obligations that occurred during the year as a component of the total net periodic pension cost. In determining the projected benefit obligations at each reporting period, management makes certain economic and demographic actuarial assumptions, including but not limited to discount rates, lump sum interest rates, retirement rates, termination rates, mortality rates, and payment form/timing. For these assumptions, management consults with actuaries, monitors plan provisions and demographics, and reviews public market data and general economic information. Changes in these assumptions can have a significant impact on the projected benefit obligations, funding requirement, and net periodic pension cost.

The Company sponsors two frozen pension plans for its employees, the Dex Pension Plan and the YP Holdings LLC Pension Plan. The Company also maintains two non-qualified pension plans for certain executives, the Dex One Pension Benefit Equalization Plan and the SuperMedia Excess Pension Plan, which are also frozen plans. Pension assets related to the Company’s qualified pension plans, which are held in master trusts and recorded in Pension obligations, net on the Company’s consolidated balance sheets, are valued in accordance with ASC 820, *Fair Value Measurement*. See Note 11, *Pensions*, for additional information.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, *Income Taxes* (“*ASC 740*”).

Deferred tax assets or liabilities are recorded to reflect the expected future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted as appropriate to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.

The likelihood that deferred tax assets can be recovered must be assessed. The Company establishes a valuation allowance to reduce the deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In this process, certain relevant criteria are evaluated, including prior carryback years, the existence of deferred tax liabilities that can be used to absorb deferred tax assets, tax planning strategies, and taxable income in future years. A valuation allowance is established to offset any deferred income tax assets if, based on the available evidence, it is more likely than not

that some or all of the deferred income tax assets will not be realized. The Company has netted deferred tax assets for net operating losses with related unrecognized tax benefits, if such settlement is required or expected in the event the uncertain tax position is disallowed.

The Company establishes reserves for open tax years for uncertain tax positions that may be subject to challenge by various tax authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. Tax benefits recognized in the financial statements from uncertain tax positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in (expense) benefit for income taxes in the consolidated statements of operations and comprehensive (loss) income. See Note 14, *Income Taxes,* for additional information.

Foreign Currency

The functional currency of the Company's foreign operating subsidiaries is the local currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive (loss) income. Income and expense accounts are translated at the weighted-average exchange rates during the period.

Transaction gains or losses in currencies other than the functional currency and certain intercompany balances that will not be settled in the foreseeable future are included as a component of Other income (expense), net in the Company's consolidated statements of operations and comprehensive (loss) income.

Advertising Costs

Advertising costs, which include media, promotional, branding and online advertising, are included in Sales and marketing expense in the Company's consolidated statements of operations and comprehensive (loss) income and are expensed as incurred. Advertising costs for the Company for the years ended December 31, 2023, 2022 and 2021 were $14.8 million, $29.3 million and $40.8 million, respectively.

Stock-Based Compensation

Under the Company's 2016 Stock Incentive Plan, as amended ("*2016 Plan*"), and the Company's 2020 Incentive Award Plan ("*2020 Plan*"), (together, the "*Stock Incentive Plans*"), the Company has granted stock options, Restricted Stock Units ("*RSUs*") and Performance-Based Restricted Stock Units ("*PSUs*").

The Company accounts for all stock options, RSUs and PSUs granted using a fair value method and the compensation expense is based on the fair value of the awards. The fair value of the Company's common stock is the closing price of the stock on the date of the grant. The measurement date for awards is generally the date of the grant. The fair value is recognized on a straight-line basis over the requisite service period (generally three to four years). The Company has elected to account for forfeitures as they occur as a cumulative adjustment to stock-based compensation expense. See Note 12, *Stock-Based Compensation and Stockholders' Equity,* for additional information.

Earnings per Share

Basic earnings per share is calculated by dividing Net (loss) income (the "*numerator*") by the weighted-average number of common shares outstanding (the "*denominator*") during the reporting period. Diluted earnings per share is calculated by including both the weighted-average number of common shares outstanding and any dilutive common stock equivalents within the denominator (diluted shares outstanding). The Company's common stock equivalents could consist of stock options, RSUs, PSUs, Employee Stock Purchase Plan shares ("*ESPP*") and stock warrants, to the extent any are determined to be dilutive under the treasury stock method. Under the treasury stock method, the assumed proceeds relating to both the exercise price of stock options, RSUs, PSUs, ESPP shares and stock warrants, as well as the average remaining unrecognized fair value of stock

options, are used to repurchase common shares at the average fair value price of the Company's common stock during the period. If the number of shares that could be repurchased, exceed the number of shares that could be issued upon exercise, the common stock equivalent is determined to be anti-dilutive. See Note 13, *Earnings per Share,* for additional information.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("*FASB*") issued ASU No. 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*" ("*ASU 2023-07*"). ASU 2023-07 requires additional disclosures, including more detailed information about segment expenses about a public entity's reportable segments on an annual and interim basis. The new segment disclosures are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Management will review the extent of new disclosures necessary in the coming quarters, prior to implementation in the Company's 2024 Annual Report on Form 10-K. Other than additional disclosures, the Company does not expect the adoption of ASU 2023-07 to have a material impact on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*" ("*ASU 2023-09*"). ASU 2023-09 requires additional disclosures primarily related to the rate reconciliation and income taxes paid information. The new income tax disclosures are effective for fiscal years beginning after December 15, 2024. Management will review the extent of new disclosures necessary in the coming years, prior to implementation in the Company's 2025 Annual Report on Form 10-K. Other than additional disclosures, the Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

Note 2 Revenue Recognition

The Company has determined that each of its print and digital marketing services and SaaS business management tools services is distinct and represents a separate performance obligation. The client can benefit from each service on its own or together with other resources that are readily available to the client. Services are separately identifiable from other promises in the contract. Control over the Company's print services transfers to the client upon delivery of the published directories containing their advertisements to the intended market(s). Therefore, revenue associated with print services is recognized at a point in time upon delivery to the intended market(s). The Company bills customers for print advertising services monthly over the relative contract term. The difference between the timing of recognition of print advertising revenue and monthly billing generates the Company's unbilled receivables balance. The unbilled receivables balance is reclassified as billed accounts receivable through the passage of time as the customers are invoiced each month. SaaS and digital services are recognized using the series guidance. Under the series guidance, the Company's obligation to provide services is the same for each day under the contract, and therefore represents a single performance obligation. Revenue associated with SaaS and digital services is recognized over time using an output method to measure the progress toward satisfying a performance obligation.

The Company's primary source of revenue is derived from the following services:

Print Yellow Pages

The Company prints yellow pages that are co-branded with various local telephone service providers. The Company operates as the authorized publisher of print yellow pages in some of the markets where these service providers offer telephone service. The Company holds multiple agreements governing the relationship with each service provider including publishing agreements, branding agreements, and non-competition agreements. Control over the Company's print services transfers to the client upon delivery of the published directories containing their advertisements to the intended market. Therefore, revenue associated with print services is recognized at a point in time upon delivery to the intended market.

Internet Yellow Pages

IYP services include the creation of clients' business profile, which is then primarily displayed and operated on the Yellowpages.com®, Superpages.com® and Dexknows.com® platforms domestically, and on Yellowpages.com.au, Whitepages.com.au, Whereis.com, Truelocal.com.au, Yellow.co.nz, Whitepages.co.nz, Finda.co.nz and Tourism.net.nz internationally. IYP services represent a separate performance obligation that is recognized as revenue over time following the series guidance.

Search Engine Marketing

SEM solutions deliver business leads through increased traffic to clients' websites from Google, Yahoo!, Bing, Yelp and other major engines and directories by increasing visibility and search engine results pages through paid advertising. SEM services represent a separate performance obligation that is recognized as revenue over time following the series guidance.

Other Digital Media Solutions

Other digital media solutions primarily consist of smaller marketing services revenue streams such as online display and social advertising, online presence and video, and SEO tools. SEO optimizes a client's website and Google profile page with relevant keywords to increase the potential for the client's business to be found online and ranked higher in organic search engine results. Services within these revenue streams represent separate performance obligations and are recognized as revenue either at a point in time or over time based on the transfer of control.

Thryv Platform

The Company's primary SaaS offerings comprise Thryv®, an all-in-one SMB management platform, which includes Command Center, Business Center, Marketing Center, ThryvPay℠, and Thryv Add-Ons.

- **Command Center.** Thryv Command Center enables SMBs to centralize all their communication through a modular, easily expandable, and customizable platform.
- **Business Center.** Thryv Business Center, formerly known as Thryv, is our flagship SMB end-to-end customer experience platform. Business Center is designed to allow a SMB everything necessary to streamline day-to-day business, including customer relationship management, appointment scheduling, estimate and invoice creation, and online review management.
- **Marketing Center.** Thryv Marketing Center is a fully integrated next generation marketing and advertising platform operated by the end user.
- **ThryvPay**. ThryvPay, is our own branded payment solution that allows users to get paid via credit card and ACH and is tailored to service focused businesses that want to provide consumers safe, contactless, and fast-online payment options.
- **Thryv Add-Ons.** Thryv Add-Ons include AI assisted website development, SEO tools, Google Business Profile optimization, and Hub by Thryv. These optional platform subscription-based add-ons provide a seamless user experience for our end-users and drive higher engagement within the Thryv Platform, while also producing incremental revenue growth.

Revenue for performance obligations related to Thryv Platform represent separate performance obligations and are recognized as revenue either over time following the series guidance or a point in time.

Disaggregation of Revenue

The Company presents disaggregated revenue based on the type of service within its segment footnote.

Contract Assets and Liabilities

The timing of revenue recognition may differ from the timing of billing to the Company’s clients. These timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) as disclosed on the Company's consolidated balance sheets. Contract assets represent the Company's right to consideration when revenue recognized exceeds the receivable from the client because the consideration allocated to fulfilled performance obligations exceeds the Company’s right to payment, and the right to payment is subject to more than the passage of time. Contract liabilities represent remaining performance obligations that consist of advance payments and revenue deferrals resulting from the allocation of the consideration to performance obligations. The Company recognizes revenue on all of its remaining performance obligations within the next twelve months. For the year ended December 31, 2023, the Company recognized revenue of $41.9 million that was recorded in Contract liabilities as of December 31, 2022. For the year ended December 31, 2022, the Company recognized revenue of $51.3 million that was recorded in Contract liabilities as of December 31, 2021.

Note 3 Acquisitions

Yellow New Zealand Acquisition

On April 3, 2023, Thryv New Zealand Limited, the Company’s wholly-owned subsidiary, acquired Yellow, a New Zealand marketing services company for $8.9 million in cash (net of $1.7 million of cash acquired), subject to certain adjustments (the “*Yellow Acquisition*”). The Yellow Acquisition expanded the Company's market share with a broader geographical footprint and provided the Company with an increase in our clients. Yellow is a provider of marketing solutions serving SMBs in New Zealand. Control was obtained by means of acquiring all the voting interests. The assets acquired consisted primarily of $2.4 million in current assets and $5.6 million in fixed and intangible assets, consisting primarily of customer relationships, trade name, and technology assets, along with $5.1 million in goodwill. The Company also assumed liabilities of $4.7 million, consisting primarily of accrued, contract and deferred liabilities.

The Company accounted for the Yellow Acquisition using the acquisition method of accounting in accordance with ASC 805. This requires that the assets acquired and liabilities assumed are measured at fair value. With the assistance of a third-party valuation firm, the Company determined, using Level 3 inputs (see Note 4, *Fair Value Measurements*), the fair value of certain assets and liabilities, including fixed assets and intangible assets by applying the income approach and the cost approach. Specific to intangible assets, client relationships were valued using a combination of the income and excess earnings approach, whereas trade names were valued using a relief of royalty method and assumptions related to Yellow's assets acquired and liabilities assumed. The fair values of existing technologies were computed using a relief of royalty approach, similar to the trade name valuation.

The following table summarizes the assets acquired and liabilities assumed at the Yellow Acquisition Date:

(in thousands)	
Current assets	$ 2,438
Fixed and intangible assets	5,565
Other assets	457
Current liabilities	(3,533)
Other liabilities	(1,159)
Goodwill	5,129
Fair value allocated to net assets acquired	$ 8,897

The excess of the purchase price over the fair value of the identifiable net assets acquired and the liabilities assumed was allocated to goodwill. The recognized goodwill of $5.1 million was primarily related to the benefits expected from the acquisition and is allocated to the Thryv International Marketing Services segment. The goodwill recognized is not deductible for income tax purposes.

The Yellow Acquisition has contributed $12.3 million in revenue since the Yellow Acquisition Date.

Pro Forma Results (unaudited)

Pro forma information for the year ended December 31, 2023 was insignificant.

Vivial Acquisition

On January 21, 2022 (the "*Vivial Acquisition Date*"), Thryv, Inc., the Company's wholly-owned subsidiary, acquired Vivial, a marketing and advertising company, for $22.8 million in cash (net of $8.5 million of cash acquired), subject to certain adjustments (the "*Vivial Acquisition*"). The assets acquired as part of these transactions consisted primarily of $27.7 million in current assets and $9.8 million in fixed and intangible assets, consisting primarily of customer relationships and technology assets, $14.5 million in deferred tax assets, along with a $10.9 million bargain purchase gain. The Vivial Acquisition resulted in a bargain purchase gain in part because the seller was motivated to divest its marketing services business that was in secular decline. The Company also assumed liabilities of $20.4 million, consisting primarily of accounts payable and accrued liabilities.

The Company accounted for the Vivial Acquisition using the acquisition method of accounting in accordance with ASC 805. This requires that the assets acquired and liabilities assumed are measured at fair value. With the assistance of a third-party valuation firm, the Company determined, using Level 3 inputs (see Note 4, *Fair Value Measurements*), the fair value of certain assets and liabilities, including fixed assets and intangible assets by applying the income approach and the cost approach. Specific to intangible assets, client relationships were valued using a combination of the income and excess earnings approach, whereas trade names were valued using a relief of royalty method and assumptions related to Vivial's assets acquired and liabilities assumed.

The following table summarizes the assets acquired and liabilities assumed at the Vivial Acquisition Date:

(in thousands)	
Current assets	$ 27,705
Fixed and intangible assets	9,759
Deferred tax assets	14,530
Other assets	2,103
Current liabilities	(18,775)
Other liabilities	(1,646)
Bargain purchase gain	(10,883)
Fair value allocated to net assets acquired, net of bargain purchase gain	$ 22,793

The deferred tax asset primarily relates to excess carryover tax basis over book basis in intangibles as a result of the assessment of the fair value of the assets and liabilities assumed using the acquisition method of accounting.

Pro Forma Results (unaudited)

For the year ended December 31, 2021, pro forma revenue, including the results of the Vivial Acquisition, was $1,240.4 million. Pro forma information for the year ended December 31, 2022 and pro forma net income information for the year ended December 31, 2021 was insignificant.

Thryv Australia Acquisition

On March 1, 2021 (the "*Thryv Australia Acquisition Date*"), Thryv Australia Holdings Pty Ltd (formerly Thryv Australia Pty Ltd) ("*Buyer*"), an Australian proprietary limited company and a direct wholly-owned subsidiary of Thryv International Holding LLC, a direct and wholly-owned subsidiary of the Company, acquired all of the issued and outstanding equity interests of (i) Sunshine NewCo Pty Ltd, an Australian proprietary limited company, and its subsidiaries, and (ii) Sensis Holding Limited, a private limited company incorporated under the laws of England and Wales, and its subsidiaries (collectively, the "*Thryv Australia Acquisition*"). The Thryv Australia Acquisition expanded the Company's market share with a broader geographical footprint. Additionally, the Thryv Australia Acquisition provided the Company with a significant increase in clients. Thryv Australia is a provider of marketing solutions serving SMBs in Australia. Control was obtained by means of acquiring all the voting interests.

In connection with the Thryv Australia Acquisition, the Company paid consideration of approximately $216.2 million in cash, subject to customary closing adjustments, financed by the Term Loan (as defined in Note 10, *Debt Obligations*) that was entered into on the Thryv Australia Acquisition Date. All acquisition-related costs, amounting to $8.7 million, were expensed as incurred by the Company and no portion of these costs are included in consideration transferred. These costs were presented within General and administrative expense in the Company's consolidated statement of operations and comprehensive (loss) income. Additionally, as part of the effort to fund the Thryv Australia Acquisition, the Company incurred debt issuance costs of $4.2 million related to the Term Loan, of which $2.5 million was capitalized and is being amortized using the effective interest method. See Note 10, *Debt Obligations*.

The Company accounted for the Thryv Australia Acquisition using the acquisition method of accounting in accordance with ASC 805. This requires that the assets acquired and liabilities assumed are measured at fair value. With the assistance of a third-party valuation firm, the Company determined, using Level 3 inputs (see Note 4, *Fair Value Measurements*), the fair value of certain assets and liabilities, including fixed assets, intangible assets, and contract liabilities, by applying a combination of the income approach and the cost approach. Specific to intangible assets, client relationships were valued using a combination of the income and excess earnings approach, whereas trade names were valued using a relief of royalty method.

The following table summarizes the consideration transferred and the purchase price allocation of the fair values of the assets acquired and liabilities assumed at the Thryv Australia Acquisition Date:

(in thousands)		
Total cash consideration	$	216,164
Total purchase consideration, as allocated below:	$	216,164
Cash and cash equivalents	$	40,794
Accounts receivable and other current assets		72,404
Other assets		34,962
Fixed assets and capitalized software		18,856
Intangible assets:		
Client relationships (estimated useful life of 3.5 years)		101,839
Trademarks (estimated useful life of 3.5 years)		24,877
Accounts payable		(15,038)
Accrued liabilities		(41,724)
Contract liabilities		(27,075)
Other current liabilities		(6,733)
Deferred tax liabilities		(35,884)
Other liabilities		(15,506)
Total identifiable net assets	$	151,772
Goodwill		64,392
Total net assets acquired	$	216,164

The excess of the purchase price over the fair value of the identifiable net assets acquired and the liabilities assumed was allocated to goodwill. The recognized goodwill of $64.4 million was primarily related to the benefits expected from the Thryv Australia Acquisition and was allocated to the Thryv International Marketing Services segment. The goodwill recognized is not deductible for income tax purposes.

Pro Forma Results (unaudited)

For the year ended December 31, 2021, pro forma revenue and net income, including the results of the Thryv Australia Acquisition, was $1,181.6 million and $140.9 million, respectively. The pro forma combined financial information was derived from the historical financial records of Thryv and Thryv Australia and represents the operating results of the combined Company, as if the Thryv Australia Acquisition had occurred on January 1, 2021. The pro forma data gives effect to historical operating results with adjustments to interest expense, amortization and depreciation expense, and related tax effects.

Note 4 Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.
Level 3 — Unobservable inputs that reflect the Company's own assumptions incorporated into valuation techniques. These valuations require significant judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input to the fair value measurement in its entirety requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach or cost approach.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company's non-financial assets such as goodwill, intangible assets, fixed assets, capitalized software and operating lease right-of-use assets are adjusted to fair value when the net book values of the assets exceed their respective fair values, resulting in an impairment charge. Such fair value measurements are predominantly based on Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Indemnification Asset

On June 30, 2017, the Company completed the acquisition of YP Holdings, Inc. (the "*YP Acquisition*"). As further discussed in Note 15, *Contingent Liabilities*, as part of the YP Acquisition agreement, the Company was indemnified for an uncertain tax position for up to the fair value of 1,804,715 shares held in escrow, subject to certain contract limitations (the *"indemnification asset"*).

On June 22, 2023, the Company entered into a settlement agreement with the sellers regarding the settlement of the indemnification asset. Pursuant to the settlement agreement, the Company and the sellers agreed (i) that the sellers would pay and indemnify the Company for $15.8 million of indemnified taxes (the *"Indemnity Amount"*) and (ii) that the Indemnity Amount would be deemed satisfied by the transfer of 613,954 outstanding shares of the Company's common stock from the sellers back to the Company, which were returned to treasury and reduced the number of outstanding shares of the Company's common stock. Furthermore, the sellers would be entitled to retain 1,190,761 currently outstanding shares of the Company's common stock that previously secured the sellers' tax indemnity obligations under the YP Acquisition agreement.

As of December 31, 2023, the Company no longer recorded a Level 1 indemnification asset because it was settled on June 22, 2023. As of December 31, 2022, the fair value of the Company's Level 1 indemnification asset was $26.5 million. A loss of $10.7 million from the change in fair value of the Company's Level 1 indemnification asset during the year ended December 31, 2023 was recorded in General and administrative expense on the Company's consolidated statements of operations and comprehensive (loss) income. The $15.8 million Indemnity Amount, which is the fair value of the shares returned to treasury, was recorded in Treasury stock on the Company's consolidated balance sheets, along with the 613,954 shares that the Company received from the sellers as of December 31, 2023.

Benefit Plan Assets

The fair value of benefit plan assets is measured and recorded on the Company's consolidated balance sheets using Level 1 and 2 inputs. See Note 11, *Pensions*.

Fair Value of Financial Instruments

The Company considers the carrying amounts of cash, trade receivables, and accounts payable to approximate fair value because of the relatively short period of time between the origination of these instruments and their expected realization or payment.

Additionally, the Company considers the carrying amounts of its ABL Facility (as defined in Note 10, *Debt Obligations*) and financing obligations to approximate their respective fair values due to their short-term nature and approximation of interest rates to market rates. These fair value measurements are considered Level 2. See Note 10, *Debt Obligations*.

The Term Loan (as defined in Note 10, *Debt Obligations*) is carried at amortized cost; however, the Company estimates the fair value of the Term Loan for disclosure purposes. The fair value of the Term Loan is determined based on quoted prices that are observable in the marketplace and are classified as Level 2 measurements. See Note 10, *Debt Obligations*.

The following table sets forth the carrying amount and fair value of the Term Loan:

	December 31, 2023		December 31, 2022	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Term Loan, net	$ 300,052	$ 300,052	$ 415,256	$ 410,065

Note 5 Goodwill and Intangible Assets

Goodwill

The Company had goodwill of $302.4 million, net of accumulated impairment loss of $1,083.6 million as of December 31, 2023, and goodwill of $566.0 million, net of accumulated impairment loss of $814.8 million as of December 31, 2022. Accumulated impairment loss is only related to the U.S. Marketing Services reporting unit. As of December 31, 2023, the Company had $32.5 million of tax deductible goodwill.

The Company currently has four reporting units. Accordingly, the Company assessed its goodwill for impairment under a four reporting unit structure as of October 1, 2023.

Goodwill Impairment

Management performs its annual goodwill impairment test on October 1 or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.

The goodwill impairment test requires measurement of the fair value of the Company's reporting units, which is compared to the carrying value of the reporting units, including goodwill. Each reporting unit is valued using a discounted cash flow model which requires estimating future cash flows expected to be generated from the reporting unit, discounted to their present value using a risk-adjusted discount rate. Terminal values are also estimated and discounted to their present value. Assessing the recoverability of goodwill requires estimates and assumptions about revenue, operating margins, growth rates and discount rates based on budgets, business plans, economic projections, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

The Company engaged a third-party valuation firm to assist it in the development of the assumptions and the Company’s determination of the fair value of its reporting units as of October 1, 2023 for the annual impairment test. The estimated fair value of the Company’s U.S. Marketing Services reporting unit was below its carrying value, including goodwill. The historical secular decline in industry demand for Print services, the historical trending decline in the Company’s Marketing Services client base, continued competition in the consumer search and display space and the projected decline in cash flows from an estimated conversion of certain clients from digital Marketing Services solutions to SaaS solutions impacted the assumptions used to estimate the discounted future cash flows of the Company’s U.S. Marketing Services reporting unit for purposes of performing the annual goodwill impairment test. As a result, the Company recognized a non-cash impairment charge of $192.0 million as of the October 1 annual impairment testing date to reduce goodwill in its Thryv U.S. Marketing Services reporting unit.

Based on the initial success of client conversions from digital Marketing Services solutions to SaaS solutions, the Company made a strategic decision during the fourth quarter of 2023 to accelerate the conversion of additional clients and services from its digital Marketing Services solutions to its SaaS solutions. This resulted in an additional decline in estimated future cash flows, and the Company concluded a triggering event had occurred in the Thryv U.S. Marketing Services reporting unit. As a result, the Company recorded an additional non-cash impairment charge of $76.8 million as of December 31, 2023, further reducing goodwill in its Thryv U.S. Marketing Services reporting unit. No goodwill impairment charges were recorded on the Company's other reporting units during the year ended December 31, 2023.

During the year ended December 31, 2022, the Company recorded a goodwill impairment charge of $102.0 million in its Thryv U.S. Marketing Services reporting unit. No goodwill impairment charges were recorded in the Company's consolidated statement of operations and comprehensive (loss) income during the year ended December 31, 2021.

The fair values of the Company's U.S. and International SaaS reporting units substantially exceeded their carrying values. The fair value of Company's International Marketing Services reporting unit only exceeded its carrying value by 8%. Changes in any of the significant assumptions used could materially affect the expected cash flows, and such impacts could result in a potentially material non-cash impairment charge in the future.

The following table sets forth the changes in the carrying amount of goodwill for each of the Company's reporting units for the years ended December 31, 2023 and 2022:

	Thryv U.S.		**Thryv International**		
(in thousands)	**Marketing Services**	**SaaS**	**Marketing Services**	**SaaS**	**Total**
Balance as of December 31, 2021	$ 390,573	$ 218,884	$ 62,429	$ —	$ 671,886
Additions	—	—	—	—	—
Impairments	(102,000)	—	—	—	(102,000)
Effects of foreign currency translation	—	—	(3,882)	—	(3,882)
Balance as of December 31, 2022	$ 288,573	$ 218,884	$ 58,547	$ —	$ 566,004
Yellow Acquisition	—	—	5,129	—	5,129
Impairments	(268,800)	—	—	—	(268,800)
Effects of foreign currency translation	—	—	67	—	67
Balance as of December 31, 2023	$ 19,773	$ 218,884	$ 63,743	$ —	$ 302,400

(1) Yellow was included in the Thryv International Marketing Services reporting unit.

Intangible Assets

The Company had definite-lived intangible assets of $18.8 million and $34.7 million as of December 31, 2023 and 2022, respectively.

As a result of the goodwill impairment noted above, the Company performed impairment tests as of October 1, 2023 and December 31, 2023 on its intangible assets. Based on the Company's test of recoverability using estimated undiscounted future cash flows, the carrying values of the Company's definite-lived intangible assets were determined to be recoverable, and no impairment was recognized. Accordingly, no impairment charges were recorded during the years ended December 31, 2023 and 2022, respectively.

The following tables set forth the details of the Company's intangible assets as of December 31, 2023 and 2022:

	As of December 31, 2023			
(in thousands)	**Gross**	**Accumulated Amortization**	**Net**	**Weighted Average Remaining Amortization Period in Years**
Client relationships	$ 799,882	$ (787,736)	$ 12,146	1.4
Trademarks and domain names	224,423	(220,886)	3,537	1.9
Covenants not to compete	10,446	(7,341)	3,105	0.8
Total intangible assets	$ 1,034,751	$ (1,015,963)	$ 18,788	1.4

	As of December 31, 2022			
(in thousands)	**Gross**	**Accumulated Amortization**	**Net**	**Weighted Average Remaining Amortization Period in Years**
Client relationships	$ 796,213	$ (771,475)	$ 24,738	1.8
Trademarks and domain names	223,206	(215,639)	7,567	1.7
Covenants not to compete	5,240	(2,830)	2,410	2.0
Total intangible assets	$ 1,024,659	$ (989,944)	$ 34,715	1.8

Amortization expense for intangible assets for the years ended December 31, 2023, 2022, and 2021 was $25.5 million, $51.5 million, and $72.1 million, respectively.

Estimated aggregate future amortization expense by fiscal year for the Company's intangible assets is as follows:

(in thousands)	**Estimated Future Amortization Expense**
2024	$ 16,120
2025	2,068
2026	418
2027	139
2028	43
Total	$ 18,788

Note 6 Allowance for Credit Losses

The following table sets forth the Company's allowance for credit losses:

(in thousands)	2023	2022	2021
Balance as of January 1	$ 14,799	$ 17,475	$ 33,368
Acquisitions	—	—	2,733
Additions (1)	18,664	16,516	8,031
Deductions (2)	(18,502)	(19,192)	(26,657)
Balance as of December 31 (3)	$ 14,961	$ 14,799	$ 17,475

(1) For the years ended December 31, 2023, 2022, and 2021, the Company recorded a provision for credit losses of $18.7 million, $16.5 million, and $8.0 million, respectively, which is included in General and administrative expense in the Company's consolidated statements of operations and comprehensive (loss) income.

(2) For the years ended December 31, 2023, 2022, and 2021, represents amounts written off as uncollectible, net of recoveries.

(3) As of December 31, 2023, $14.9 million of the allowance is attributable to Accounts receivable and less than $0.1 million is attributable to Contract assets. As of December 31, 2022, $14.8 million of the allowance is attributable to Accounts receivable and less than $0.1 million is attributable to Contract assets. The Company expects to collect substantially all of its long-term unbilled balance.

The Company's exposure to expected credit losses depends on the financial condition of its clients and other macroeconomic factors. The Company maintains an allowance for credit losses based upon its estimate of potential credit losses. This allowance is based upon historical and current client collection trends, any identified client-specific collection issues, and current as well as expected future economic conditions and market trends.

Note 7 Fixed Assets and Capitalized Software

The following table sets forth the components of the Company's fixed assets and capitalized software:

(in thousands)	December 31, 2023	December 31, 2022
Capitalized software	$ 154,590	$ 129,086
Computer and data processing equipment	39,077	40,765
Other	1,314	1,345
Fixed assets and capitalized software	$ 194,981	$ 171,196
Less: accumulated depreciation and amortization	156,382	128,862
Total fixed assets and capitalized software, net	$ 38,599	$ 42,334

Depreciation and amortization expense associated with the Company's fixed assets and capitalized software was as follows:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Amortization of capitalized software	$ 30,087	$ 29,882	$ 24,886
Depreciation of fixed assets(1)	7,709	6,976	8,452
Total depreciation and amortization expense	$ 37,796	$ 36,858	$ 33,338

(1) Includes depreciation expense associated with assets held under leaseback obligations of $0.7 million for the year ended December 31, 2021.

Note 8 Accrued Liabilities

The following table sets forth additional financial information related to the Company's accrued liabilities:

(in thousands)	December 31, 2023	December 31, 2022
Accrued salaries and related expenses	$ 57,357	$ 62,044
Accrued expenses	37,889	52,313
Accrued taxes	8,832	9,799
Accrued service credits	1,825	2,654
Accrued liabilities	$ 105,903	$ 126,810

The following table sets forth additional information related to severance expense incurred by the Company and recorded to General and administrative expense during the periods presented:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Severance Expense [1]			
Thryv U.S.			
Marketing Services	$ 3,294	$ 2,516	$ 1,433
SaaS	1,622	669	306
Total Thryv U.S.	$ 4,916	$ 3,185	$ 1,739
Thryv International			
Marketing Services	$ 854	$ 297	$ 2,945
SaaS	64	9	—
Total Thryv International	$ 918	$ 306	$ 2,945
Total	$ 5,834	$ 3,491	$ 4,684

(1) During the years ended December 31, 2023 2022, and 2021, none of the severance expense recorded was related to employee terminations as a result of COVID-19.

Severance payments made by the Company during the years ended December 31, 2023, 2022, and 2021 totaled $4.6 million, $2.6 million, and $4.8 million, respectively.

Note 9 Leases

The Company has entered into operating lease agreements for certain facilities and equipment, with remaining terms of approximately one to three years and that may include options to extend. The Company does not have lease agreements with residual value guarantees or material restrictive covenants. Variable lease payments included in the lease agreements are immaterial.

During the year ended December 31, 2023, the Company recorded no operating lease right-of-use asset impairment charges.

During the year ended December 31, 2022, the Company recorded operating lease right-of-use asset impairment charges of $0.2 million due to the Company's decision to consolidate operations at certain locations. Approximately $0.2 million and less than $0.1 million of the impairment charge was recorded in the Thryv U.S. Marketing Services and Thryv U.S. SaaS segments, respectively.

During the year ended December 31, 2021, the Company recorded operating lease right-of-use asset impairment charges of $3.6 million due to the Company's decision to operate in a "Remote First" working environment and consolidate operations at certain locations. These impairment charges were recorded in the Thryv International segment.

These operating lease right-of-use assets were remeasured at fair value based upon the discounted cash flows of estimated sublease income using market participant assumptions. These fair value measurements are considered Level 3.

The following table sets forth components of lease cost related to the Company's operating leases:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Operating lease cost	$ 5,201	$ 9,087	$ 7,684
Short-term lease cost	154	1,854	—
Sublease income	(1,348)	(2,389)	(1,954)
Total lease cost	$ 4,007	$ 8,552	$ 5,730

The following table sets forth supplemental balance sheet information related to the Company's operating leases:

(in thousands)	**December 31, 2023**	**December 31, 2022**
Assets		
Operating lease right-of-use assets, net [(1)]	$ 2,716	$ 4,838
Liabilities		
Current portion of long-term lease liability [(2)]	7,299	9,780
Long-term lease liability [(3)]	5,832	13,585
Total operating lease liability	$ 13,131	$ 23,365

(1) Operating lease right-of-use assets, net, are included in Other assets on the Company's consolidated balance sheet.

(2) The current portion of long-term lease liability is included in Other current liabilities on the Company's consolidated balance sheet.

(3) The long-term lease liability is included in Other liabilities on the Company's consolidated balance sheet.

The following table sets forth supplemental cash flow information related to the Company's operating leases:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Cash flows from operating activities			
Cash paid for amounts included in the measurement of operating lease liabilities:			
Operating cash flows from operating leases	$ 11,997	$ 15,313	$ 14,941

The following table sets forth additional information related to the Company's operating leases:

	Years Ended December 31,		
	2023	**2022**	**2021**
Weighted-average remaining lease term - Operating leases *(in years)*	1.7	2.3	3.1
Weighted-average discount rate - Operating leases	9.0 %	9.0 %	9.2 %

The following table sets forth, by year, the maturities of operating lease liabilities as of December 31, 2023:

(in thousands)		Operating Leases
2024	$	8,551
2025		6,054
2026		—
2027		—
2028		—
Thereafter		—
Total undiscounted lease payments	$	14,605
Less: imputed interest		1,474
Present value of operating lease liability	$	13,131

Note 10 Debt Obligations

The following table sets forth the Company's outstanding debt obligations as of December 31, 2023 and 2022:

(in thousands)	Maturity	Interest Rate			December 31, 2023		December 31, 2022
Term Loan[1]	March 1, 2026	SOFR +	8.5%	$	309,368	$	429,368
ABL Facility (Seventh Amendment)[2]	March 1, 2026	Adjusted Daily Simple SOFR +	3.0%		48,845		54,554
Unamortized original issue discount and debt issuance costs					(9,316)		(14,112)
Total debt obligations				$	348,897	$	469,810
Current portion of Term Loan					(70,000)		(70,000)
Total long-term debt obligations				$	278,897	$	399,810

(1) Effective June 30, 2023, the Company's Term Loan amendment replaced the London Interbank Offered Rate ("*LIBOR*") benchmark with a Secured Overnight Financing Rate ("*SOFR*") based benchmark.

(2) Effective June 1, 2023, the Company's ABL Facility amendment replaced the LIBOR benchmark with a SOFR based benchmark.

Term Loan

On March 1, 2021, the Company entered into a Term Loan credit agreement (the "*Term Loan*"). The Term Loan established a senior secured term loan facility (the "*Term Loan Facility*") in an aggregate principal amount equal to $700.0 million, of which 38.4% was held by related parties who are equity holders of the Company, as of March 1, 2021. As of December 31, 2023 and December 31, 2022, no portion of the Term Loan was held by related parties.

The Term Loan Facility matures on March 1, 2026. Through the six months ended June 30, 2023 borrowings under the Term Loan Facility bear interest at a fluctuating rate per annum equal to, at the Company's option, LIBOR or a base rate, in each case, plus an applicable margin per annum equal to (i) 8.50% (for LIBOR loans) and (ii) 7.50% (for base rate loans). The Term Loan Facility requires mandatory amortization payments equal to $17.5 million per fiscal quarter.

On June 21, 2023, the Company entered into an agreement to amend the Term Loan Facility (the "*Term Loan Amendment*"). The Term Loan Amendment replaced the LIBOR-based rate with a SOFR-based rate. Effective June 30, 2023, borrowings under the Term Loan Facility bear interest at a fluctuating rate per annum equal to, at the Company's option, SOFR or a base rate, in each case, plus an applicable margin per annum equal to (i) 8.50% (for SOFR loans) and (ii) 7.50% (for base rate loans). In connection with these amendments, the Company applied the modification accounting relief provided by the FASB in ASU

No. 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*".

The net proceeds from the Term Loan of $674.9 million (net of original issue discount costs of $21.0 million and third-party fees of $4.1 million) were used to repay the remaining $449.6 million outstanding principal balance of the Senior Term Loan, accrued interest of $0.4 million, and third-party fees of $0.1 million. The Company accounted for this transaction with existing lenders as a modification. The transaction with other lenders party to only the Senior Term Loan was accounted for as an extinguishment.

The Company recorded no interest expense with related parties for the year ended December 31, 2023. For the years ended December 31, 2022 and 2021, the Company recorded interest expense with related parties of $3.5 million and $17.5 million, respectively.

The Company has recorded accrued interest of $1.1 million and $1.2 million, as of December 31, 2023 and 2022, respectively. Accrued interest is included in Other current liabilities on the Company's consolidated balance sheets.

The Term Loan, which was incurred by Thryv, Inc., the Company's operating subsidiary, is secured by all the assets of Thryv, Inc., certain of its subsidiaries and the Company, and is guaranteed by the Company and certain of its subsidiaries.

Term Loan Covenants

The Term Loan contains certain covenants that, subject to exceptions, limit or restrict the borrower's incurrence of additional indebtedness, liens, investments, loans, advances, guarantees, acquisitions, sales of assets, sale-leaseback transactions, swap agreements, payments of dividends or distributions, payments in respect of certain indebtedness, certain affiliate transactions, restrictive amendments to agreements, changes in business, amendments of certain material documents, capital expenditures, mergers, consolidations and liquidations, and use of the proceeds. Additionally, the Company is required to maintain compliance with a Total Net Leverage Ratio, calculated as Net Debt to Consolidated EBITDA, which shall not be greater than 3.0 to 1.0 as of the last day of each fiscal quarter. As of December 31, 2023, the Company was in compliance with the Term Loan covenants. The Company expects to be in compliance with these covenants for the next twelve months.

ABL Facility

On March 1, 2021, the Company entered into an agreement to amend (the "*ABL Amendment*") the Company's June 30, 2017 asset-based lending ("*ABL*") facility (the "*ABL Facility*"). The ABL Amendment was entered into in order to permit the Term Loan refinancing, the Thryv Australia Acquisition and make certain other changes to the ABL credit agreement, including, among others:

- revise the maximum revolver amount to $175.0 million;
- reduce the interest rate per annum to (i) 3-month LIBOR plus 3.00% for LIBOR loans and (ii) base rate plus 2.00% for base rate loans;
- reduce the commitment fee on undrawn amounts under the ABL Facility to 0.375%;
- extend the maturity date of the ABL Facility to the earlier of March 1, 2026 and 91 days prior to the stated maturity date of the Term Loan Facility;
- add the Australian subsidiaries acquired pursuant to the Thryv Australia Acquisition as borrowers and guarantors and establish an Australian borrowing base; and
- make certain other conforming changes consistent with the Term Loan agreement.

On June 1, 2023, the Company entered into an agreement to amend its existing ABL Facility (the "*ABL Seventh Amendment*"). The ABL Seventh Amendment replaced the 3-month LIBOR benchmark applicable to the facility with a SOFR-based rate, defined as the Adjusted Daily Simple SOFR. Borrowings under the ABL Facility bear interest at a rate per annum equal to (i) Adjusted Daily Simple SOFR plus 3.00% for SOFR loans and (ii) base rate plus 2.00% for base rate loans. In connection with these amendments, the Company applied the modification accounting relief provided by the FASB in ASU No. 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*".

As of December 31, 2023 and 2022, the Company had unamortized debt issuance costs of $1.4 million and $2.0 million, respectively. These debt issuance costs are included in Other assets on the Company's consolidated balance sheets.

As of December 31, 2023, the Company had borrowing base availability of $50.1 million. As a result of certain restrictions in the Company's debt agreements, as of December 31, 2023, approximately $37.5 million was available to be drawn upon under the ABL Facility.

ABL Facility Covenants

The ABL Facility contains certain covenants that, subject to exceptions, limit or restrict the borrower's incurrence of additional indebtedness, liens, investments, loans, advances, guarantees, acquisitions, disposals of assets, payments of certain indebtedness, certain affiliate transactions, changes in fiscal year or accounting methods, issuance or sale of equity instruments, mergers, liquidations and consolidations, use of proceeds, maintenance of certain deposit accounts, compliance with certain ERISA requirements and compliance with certain Australian tax requirements. The Company is required to maintain compliance with a fixed charge coverage ratio that must exceed a ratio of 1.00. The fixed charge coverage ratio is defined as, with respect to any fiscal period determined on a consolidated basis in accordance with GAAP, the ratio of (a) Consolidated EBITDA as defined in the ABL credit agreement for such period minus capital expenditures incurred during such period, to (b) fixed charges. Fixed charges is defined as, with respect to any fiscal period determined on a consolidated basis in accordance with GAAP, the sum, without duplication, of (a) consolidated interest expense accrued (other than amortization of debt issuance costs, and other non-cash interest expense) during such period, (b) scheduled principal payments in respect of indebtedness paid during such period, (c) all federal, state, and local income taxes accrued during such period, (d) all management, consulting, monitoring, and advisory fees paid to certain individuals or their affiliates during such period, and (e) all restricted payments paid during such period (whether in cash or other property, other than common equity interest). The Company is also required to maintain excess availability of at least $14.0 million, and U.S. excess availability of $10.0 million, in each case, at all times. As of December 31, 2023, the Company was in compliance with the ABL Facility covenants. The Company expects to be in compliance with these covenants for the next twelve months.

Leaseback Obligations

As part of the YP Acquisition on June 30, 2017, the Company assumed certain obligations including a failed sale-leaseback liability associated with land and a building in Tucker, Georgia. In conjunction with this financing liability, the fair value of the land and building was included as a part of the total tangible assets acquired in the acquisition. A portion of this liability consists of a non-cash residual value at termination of the lease, which upon termination will be written off against the remaining carrying value of the land and building, with any amount remaining recorded as a gain on termination of the lease. In June 2022, the Company made a $10.2 million cash payment to terminate the lease, which is recorded in Other in Cash flows from financing activities on the Company's consolidated statement of cash flows. As of December 31, 2021, the lease termination resulted in the write-off of $48.1 million in net carrying value of assets under leaseback obligation and $55.2 million in leaseback obligations. During the year ended December 31, 2021, a $3.1 million loss on the termination of leaseback obligations was recorded in Other expense on the Company's consolidated statements of operations and comprehensive (loss) income.

Future Cash Commitments

The following table sets forth future cash commitments associated with the Company's Term Loan and ABL Facility:

(in thousands)	**Debt Obligations**
2024	$ 70,000
2025	70,000
2026	218,213
Total future cash commitments	$ 358,213

Note 11 Pensions

The Company maintains pension obligations associated with non-contributory defined benefit pension plans that are currently frozen and incur no additional service costs.

The Company immediately recognizes actuarial gains and losses in its operating results in the year in which the gains and losses occur. The Company estimates the interest cost component of net periodic pension cost by utilizing a full yield curve approach and applying the specific spot rates along the yield curve used in the determination of the benefit obligations of the relevant projected cash flows. This method provides a more precise measurement of interest costs by improving the correlation between projected cash flows to the corresponding spot yield curve rates.

Net Periodic Pension Benefit

The following table details the Other components of net periodic pension benefit for the Company's pension plans:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Interest cost	$ 21,386	$ 14,017	$ 10,469
Expected return on assets	(13,752)	(13,534)	(11,560)
Settlement gain	(407)	(1,492)	(374)
Remeasurement gain	(9,946)	(43,603)	(13,364)
Net periodic pension benefit	$ (2,719)	$ (44,612)	$ (14,829)

Since all pension plans are frozen and no employees accrue future pension benefits under any of the pension plans, the rate of compensation increase assumption is no longer applicable. The Company determines the weighted-average discount rate by applying a yield curve comprised of the yields on several hundred high-quality, fixed income corporate bonds available on the measurement date to expected future benefit cash flows.

The following table sets forth the weighted-average assumptions used for determining the Company's net periodic pension cost benefit:

	Years Ended December 31,		
	2023	**2022**	**2021**
Pension benefit obligations discount rate	5.14 %	2.77 %	2.39 %
Interest cost discount rate	5.10 %	2.37 %	1.71 %
Expected return on plan assets, net of administrative expenses	4.04 %	3.18 %	2.69 %
Interest crediting rate	3.02 %	3.02 %	3.01 %
Rate of compensation expense increase	N/A	N/A	N/A

The following table sets forth the weighted-average assumptions used for determining the Company's pension benefit obligations:

	Years Ended December 31,	
	2023	2022
Pension benefit obligations discount rate	4.95 %	5.14 %
Interest crediting rate	3.51 %	3.02 %
Rate of compensation increase	N/A	N/A

Pension Benefit Obligations and Plan Assets

The following table summarizes the benefit obligations, plan assets, and funded status associated with the Company's pension and benefit plan:

(in thousands)	2023	2022
Change in Benefit Obligations		
Balance as of January 1	$ 444,899	$ 591,967
Interest cost	21,386	14,017
Actuarial (gain) loss, net	501	(117,958)
Benefits paid	(57,836)	(43,127)
Balance as of December 31	$ 408,950	$ 444,899
Change in Plan Assets		
Balance as of January 1	$ 371,498	$ 450,713
Plan contributions	778	23,242
Actual return on plan assets, net of administrative expenses	24,605	(59,330)
Benefits paid	(57,835)	(43,127)
Balance as of December 31	$ 339,046	$ 371,498
Funded Status as of December 31 (plan assets less benefit obligations)	$ (69,904)	$ (73,401)

The accumulated obligations for all defined pension plans was $409.0 million and $444.9 million as of December 31, 2023 and 2022, respectively.

The following table sets forth cash contributions made by the Company to its qualified and non-qualified plans during the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Qualified plans	$ —	$ 22,500	$ 35,000
Non-qualified plans	778	742	1,176

For fiscal year 2024, the Company expects to contribute approximately $6.0 million to the qualified plans and approximately $0.5 million to the non-qualified plans.

The net actuarial gain in the benefit obligations of $10.4 million for the year ended December 31, 2023 was a result of gains attributable to asset performance exceeding expectations, plan experience different than expected, and economic assumption updates, partially offset by losses attributable to decreasing discount rates due to changes in the corporate bond markets.

The following table sets forth the amounts associated with pension plans recognized within Pension obligations, net on the Company's consolidated balance sheets:

(in thousands)	December 31, 2023	December 31, 2022
Current liabilities	$ (516)	$ (811)
Long-term liabilities	(69,388)	(72,590)
Total pension liability as of December 31	$ (69,904)	$ (73,401)

The following table sets forth the amounts associated with the Company's pension plans that have accumulated pension obligations greater than plan assets (underfunded):

(in thousands)	December 31, 2023	December 31, 2022
Accumulated benefit obligations	$ 408,950	$ 444,899
Projected benefit obligations	408,950	444,899
Plan assets	339,046	371,498

Expected Cash Flows

The following table sets forth the Company's expected future pension benefit payments*:*

(in thousands)	Expected Future Pension Benefit Payments
2024	$ 43,942
2025	36,643
2026	35,823
2027	35,447
2028	33,311
2029 to 2033	148,771

Pension Plan Assets

The Company's overall investment strategy is to achieve a mix of assets, allowing it to meet projected benefits payments while taking into consideration expected levels of risk and return. Depending on perceived market pricing and various other factors, both active and passive approaches are utilized.

The following tables set forth the fair values of the Company's pension plan assets by asset category:

	December 31, 2023			
(in thousands)	Total	Level 1 (Quoted Market Prices in Active Markets)	Level 2 (Significant Observable Input)	Level 3 (Unobservable Inputs)
Cash and cash equivalents	$ 3,475	$ 3,475	$ —	$ —
Equity funds	32,540	32,540	—	—
U.S. treasuries and agencies	31,229	—	31,229	—
Corporate bond funds	189,697	189,697	—	—
Total	$ 256,941	$ 225,712	$ 31,229	$ —
Hedge funds-investments measured at net asset value ("*NAV*") as a practical expedient	82,105			
Total plan assets	$ 339,046			

	December 31, 2022							
		Total		Level 1 (Quoted Market Prices in Active Markets)		Level 2 (Significant Observable Input)		Level 3 (Unobservable Inputs)
Cash and cash equivalents	$	3,002	$	3,002	$	—	$	—
Equity funds		35,000		35,000		—		—
U.S. treasuries and agencies		61,749		—		61,749		—
Corporate bond funds		159,411		159,411		—		—
Total	$	259,162	$	197,413	$	61,749	$	—
Hedge funds-investments measured at NAV as a practical expedient		112,336						
Total plan assets	$	371,498						

Cash and cash equivalents are comprised of cash and high-grade money market instruments with short-term maturities. Equity funds are mutual funds invested in equity securities. U.S. treasuries and agencies are fixed income investments in U.S. government or agency securities. Corporate bonds are mutual fund investments in corporate debt. Hedge funds are private investment vehicles that use a variety of investment strategies with the objective of providing positive total returns regardless of market performance.

Pension Plan Hedge Fund Investments

The Company's hedge fund investments are made through limited partnership interests in various hedge funds that employ different trading strategies. Examples of strategies followed by hedge funds include directional strategies, relative value strategies and event driven strategies. A directional strategy entails taking a net long or short position in a market. Relative value seeks to take advantage of mis-pricing between two related and often correlated securities with the expectation that the pricing discrepancy will be resolved over time. Relative value strategies typically involve buying and selling related securities. An event driven strategy uses different investment approaches to profit from reactions to various events. Typically, events can include acquisitions, divestitures or restructurings that are expected to affect individual companies and may include long and short positions in common and preferred stocks, as well as debt securities and options. The Company has no unfunded commitments to these investments and has redemption rights with respect to its investments that range up to three years.

The Company uses NAV to determine the fair value of all the underlying investments which do not have a readily determinable fair market value, and either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. As of December 31, 2023 and 2022, the Company used NAV to value its hedge fund investments.

The following table sets forth the weighted asset allocation percentages for the pension plans by asset category:

	December 31,	
	2023	2022
Cash and cash equivalents	1.0 %	0.8 %
U.S. treasuries and agencies, corporate bond funds, and other fixed income	65.2 %	59.5 %
Equity funds	9.6 %	9.4 %
Hedge funds	24.2 %	30.3 %
Total	100.0 %	100.0 %

Prospective Pension Plan Investment Strategy

The Company uses a liability driven investment ("*LDI*") strategy, and as part of the strategy, the Company may invest in hedge fund investments, fixed income investments, equity investments and will hold an adequate amount of cash and cash equivalents to meet daily pension obligations.

Expected Rate of Return for Pension Assets

The expected rate of return for the pension assets represents the average rate of return to be earned on plan assets over the period the benefits are expected to be paid. The expected rate of return on the plan assets is developed from the expected future return on each asset class, weighted by the expected allocation of pension assets to that asset class. Historical performance is considered for the types of assets in which the plan invests. Independent market forecasts and economic and capital market considerations are also utilized.

For 2024, the expected rates of return, net of administrative expenses, for the Dex Pension Plan and the YP Holdings LLC Pension Plan are 4.0% and 4.8%, respectively, with a weighted-average expected rate of return of 4.1%. In 2023, the actual rates of return on assets for the Dex Pension Plan and the YP Holdings LLC Pension Plan were 7.2% and 6.9%, respectively. In 2022, the actual rates of return on assets for the Dex Pension Plan and the YP Holdings LLC Pension Plan were (11.0)% and (22.7)%, respectively.

Savings Plan Benefits

The Company sponsors a defined contribution savings plan to provide opportunities for eligible employees to save for retirement. Substantially all of the Company's employees are eligible to participate in the plan. Participant contributions may be made on a pre-tax, after-tax, or Roth basis. Under the plan, a certain percentage of eligible employee contributions are matched with Company cash contributions that are allocated to the participants' current investment elections. The Company recognizes its contributions as savings plan expense based on its matching obligation to participating employees. For the years ended December 31, 2023, 2022 and 2021, the Company recorded total savings plan expense of $9.0 million, $9.2 million, and $7.7 million, respectively.

Note 12 Stock-Based Compensation and Stockholders' Equity

The Stock Incentive Plans provide for several forms of incentive awards to be granted to designated eligible employees, non-management directors, and independent contractors providing services to the Company. On September 3, 2020, the Company's Board of Directors adopted and the Company's stockholders approved, the Company's 2020 Plan. The 2020 Plan replaced the 2016 Plan, as the Company determined not to make additional awards under the 2016 Plan following the effectiveness of the 2020 Plan. However, the terms of the 2016 Plan continue to govern outstanding equity awards granted under the 2016 Plan.

The maximum number of shares of the Company's common stock authorized for issuance under the 2016 Plan is 6,166,667. Any shares reserved for issuance, but unissued, forfeited or lapse unexercised under the 2016 Plan will be made available under the 2020 Plan for issuance. On May 18, 2021, the Company's stockholders approved an amendment to the 2020 Plan to provide that commencing on January 1, 2022 and ending on (and including) January 1, 2030, there will be an automatic annual increase in the total number of shares of common stock reserved and available for delivery in connection with the 2020 Plan of up to 5% of the total number of shares of common stock outstanding on December 31st of the preceding year. On January 1, 2022, the 2020 Plan share pool increased by 1,703,584 shares, 5% of the outstanding common stock of 34,071,684 shares on December 31, 2021. On January 1, 2023, the 2020 Plan share pool increased by 1,723,944 shares, 5% of the outstanding common stock of 34,478,892 shares on December 31, 2022. As of December 31, 2023, the maximum number of shares of the Company's common stock authorized for issuance under the 2020 Plan was 7,977,480.

The following table sets forth stock-based compensation expense recognized by the Company in the following line items in the Company's consolidated statements of operations and comprehensive (loss) income during the periods presented:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
Cost of services	$ 613	$ 421	$ 380
Sales and marketing	11,089	6,634	3,490
General and administrative	10,499	7,573	4,224
Stock-based compensation expense	$ 22,201	$ 14,628	$ 8,094

The following table sets forth the Company's stock-based compensation expense by award type during the periods presented:

	Years Ended December 31,		
(in thousands)	**2023**	**2022**	**2021**
RSUs	$ 9,637	$ 3,569	$ —
PSUs	9,372	3,141	—
Stock Options	1,674	6,156	6,351
ESPP	1,518	1,762	1,743
Stock-based compensation expense	$ 22,201	$ 14,628	$ 8,094

Restricted Stock Units

The following table sets forth the Company's RSU activity during the year ended December 31, 2023:

	Number of Restricted Stock Units	**Weighted-Average Grant-Date Fair Value**
Nonvested balance as of December 31, 2022	517,135	$ 25.93
Granted	709,175	19.58
Vested	(208,345)	25.66
Forfeited	(25,501)	23.20
Nonvested balance as of December 31, 2023	992,464	$ 21.52

The following table sets forth the Company's RSU activity during the year ended December 31, 2022:

	Number of Restricted Stock Units	**Weighted-Average Grant-Date Fair Value**
Nonvested balance as of December 31, 2021	—	$ —
Granted	525,735	25.93
Vested	(890)	—
Forfeited	(7,710)	26.09
Nonvested balance as of December 31, 2022	517,135	$ 25.93

The Company grants RSUs to the Company's employees and non-employee directors under the 2020 Plan. Pursuant to the RSU award agreements, each RSU entitles the recipient to one share of the Company’s common stock, subject to time-based vesting conditions set forth in individual agreements.

The fair value of each RSU grant is determined based upon the market closing price of the Company’s common stock on the date of grant. The RSUs vest and are expensed on a straight-line basis over the requisite service period, which ranges between one year and three years from the date of grant, subject to the continued employment of the employees and services of the non-employee board members.

As of December 31, 2023, the unrecognized stock-based compensation expense related to the unvested portion of the Company's RSU awards was $13.5 million and is expected to be recognized over a weighted-average period of 1.66 years.

During the year ended December 31, 2023, the Company issued an aggregate of 209,235 shares of common stock to employees and non-employee directors upon the vesting of RSUs previously granted under the 2020 Plan.

As of December 31, 2023, there were 992,464 RSU's expected to vest with a weighted-average grant date fair value of 21.52 per unit. As of December 31, 2022, there were 517,135 RSUs expected to vest with a weighted-average grant date fair value of 25.93 per unit.

Performance-Based Restricted Stock Units

The following table sets forth the Company's PSU activity during the year ended December 31, 2023:

	Number of Performance-Based Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Nonvested balance as of December 31, 2022	473,371	$ 26.76
Granted	657,408	21.46
Vested	—	—
Forfeited	—	—
Nonvested balance as of December 31, 2023	1,130,779	$ 23.68

The following table sets forth the Company's PSU activity during the year ended December 31, 2022:

	Number of Performance-Based Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Nonvested balance as of December 31, 2021	—	$ —
Granted	473,371	26.76
Vested	—	—
Forfeited	—	—
Nonvested balance as of December 31, 2022	473,371	$ 26.76

The Company grants PSUs to employees under the Company’s 2020 Plan. Pursuant to the PSU Award Agreement, each PSU entitles the recipient to up to 1.5 shares of the Company’s common stock, subject to certain performance measures set forth in individual agreements.

The PSUs will vest, if at all, following the achievement of certain performance measures over a three year performance period, relative to certain performance and market conditions. Grant date fair value of PSUs that vest relative to a performance condition are measured based upon the market closing price of the Company's common stock on the date of grant and expensed on a straight-line basis when it becomes probable that the performance conditions will be satisfied, net of forfeitures, over the service period of the awards, which is generally the vesting term of three years. Grant date fair value of PSUs that vest relative to a market condition are measured using a Monte Carlo simulation model and expensed on a straight-line basis, net of forfeitures, over the service period of the awards, which is generally the vesting term of three years. As of December 31, 2023, the nonvested balance of PSUs that vest based on performance and market conditions were 452,316 and 678,463, respectively.

As of December 31, 2023, the unrecognized stock-based compensation expense related to the unvested portion of the Company's PSU awards was $14.3 million and is expected to be recognized over a weighted average period of 1.59 years.

The following table sets forth the PSUs weighted-average fair values and assumptions used in the Monte Carlo simulation model during the periods presented:

	Years Ended December 31,		
	2023	**2022**	**2021**
Weighted-average fair value	$ 21.46	$ 27.21	N/A
Dividend yield	—	—	N/A
Volatility	75.80 %	77.12 %	N/A
Risk-free interest rate	4.14 %	2.87 %	N/A
Expected life (in years)	2.99	2.66	N/A

Stock Options

No stock options were issued during the years ended December 31, 2023 or 2022.

In 2020, the Company granted stock options to certain employees and non-management directors that vest over the service period, which is a three-year to four-year period ending on October 15, 2024 and have a 10-year term from the date of grant.

A stock option holder may pay the option exercise price in cash, by delivering to the Company unrestricted shares having a value at the time of exercise equal to the exercise price, by a cashless broker-assisted exercise, by a loan from the Company, (unless prohibited by law) or by a combination of these methods.

Any unvested portion of the stock option award will be forfeited upon the employee's termination of employment with the Company for any reason before the date the option vests, except that the Compensation Committee of the Company, at its sole option and election, may provide for the accelerated vesting of the stock option award. If the Company terminates the employee without cause or the employee resigns for good reason, then the employee is eligible to exercise the stock options that vested on or before the effective date of such termination or resignation. If the Company terminates the employee for cause, then the employee's stock options, whether or not vested, shall terminate immediately upon termination of employment. The Compensation Committee of the Company shall have the authority to determine the treatment of awards in the event of a change in control of the Company or the affiliate which employs the award holder.

The following table sets forth the Company's stock options activity during the year ended December 31, 2023:

	Number of Stock Option Awards	Weighted-Average Grant-Date Fair Value
Nonvested balance as of December 31, 2022	1,401,467	$ 13.10
Granted	—	—
Vested	(992,723)	13.20
Forfeited	(7,669)	10.35
Outstanding stock option awards expected to vest as of December 31, 2023	401,075	$ 12.98

The following table reflects changes in the Company's outstanding stock option awards for the year ended December 31, 2023:

	2023			
	Number of Stock Option Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding stock option awards at January 1	3,533,507	$ 11.62	6.52	$ 26,070
Granted	—	—	—	—
Exercises (issuance of shares)	(216,549)	11.22	5.56	173
Forfeitures/expirations	(7,736)	10.35	6.95	91
Outstanding stock option awards as of December 31	3,309,222	$ 11.65	5.52	$ 28,781
Options exercisable as of December 31	2,908,147	$ 11.52	5.39	$ 25,682

As of December 31, 2023, the unrecognized stock-based compensation expense related to the unvested portion of the Company's stock options was $0.5 million and is expected to be recognized over a weighted-average period of 0.1 years.

The following table reflects changes in the Company's outstanding stock option awards for the year ended December 31, 2022:

	2022			
	Number of Stock Option Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding stock option awards at January 1	3,733,814	$ 11.59	7.52	$ 110,298
Granted	—	—	—	—
Exercises (issuance of shares)	(173,709)	10.87	6.22	2,908
Forfeitures/expirations	(26,598)	11.99	7.44	365
Outstanding stock option awards at December 31	3,533,507	$ 11.62	6.52	$ 26,070
Options exercisable as of December 31	2,132,040	$ 10.65	6.07	$ 17,797

As of December 31, 2022, the unrecognized stock-based compensation expense related to the unvested portion of the Company's stock options was $2.2 million and was expected to be recognized over a weighted-average period of 0.7 years.

Proceeds from Exercises of Stock Options

Cash proceeds received from exercises of stock options during the years ended December 31, 2023, 2022 and 2021 were $3.1 million, $2.8 million and $7.0 million, respectively. The associated tax benefit from options exercised and RSUs issued were $1.7 million, $0.7 million and $1.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Employee Stock Purchase Plan

The ESPP was approved by the Company's Board of Directors on September 10, 2020 and became effective on September 23, 2020. Under the ESPP, eligible employees may purchase a limited number of shares of our common stock at the lesser of 85% of the market value at the beginning of the offering period or 85% of the market value at the end of the offering period. The ESPP is intended to enable eligible employees to use payroll deductions to purchase shares of stock in offerings under the plan, and thereby acquire an interest in the Company. The maximum aggregate number of shares of stock available for purchase under the plan by eligible employees is 2,000,000 shares.

A total of 189,837 shares were issued on June 30, 2023, and 114,147 shares were issued on December 31, 2023, for a total of 303,984 shares issued through the ESPP during the year ended December 31, 2023.

A total of 157,250 shares were issued on June 30, 2022, and 114,945 shares were issued on December 31, 2022, for a total of 272,195 shares issued through the ESPP during the year ended December 31, 2022.

A total of 149,865 shares were issued on June 30, 2021, and 73,627 shares were issued on December 31, 2021, for a total of 223,492 shares issued through the ESPP during the year ended December 31, 2021.

Stock Warrants

On August 15, 2023, 8,253,997 warrants expired unexercised. As of August 16, 2023, the Company did not have any warrants outstanding.

As of December 31, 2022, the Company had fully vested outstanding warrants of 9,427,343 and the holders of such warrants were entitled to purchase, in the aggregate, up to 5,237,413 shares of common stock at an exercise price of $24.39 per common share. The warrants were issued in 2016 upon the Company's emergence from its pre-packaged bankruptcy.

During the years ended December 31, 2023 and 2022, 1,173,348 and 4,721 warrants, respectively, were exercised. Cash proceeds from exercises of stock warrants during the years ended December 31, 2023 and 2022 were $15.9 million and $0.1 million, respectively, and are recorded in Proceeds from exercises of stock warrants in Cash flows from financing activities on the Company's consolidated statements of cash flows.

Note 13 Earnings per Share

The following tables set forth the calculation of basic and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
(in thousands, except share and per share amounts)	2023	2022	2021
Basic net (loss) income per share:			
Net (loss) income	$ (259,295)	$ 54,348	$ 101,577
Weighted-average common shares outstanding during the period	34,723,491	34,336,493	33,607,446
Basic net (loss) income per share	$ (7.47)	$ 1.58	$ 3.02

(in thousands, except share and per share amounts)	Years Ended December 31, 2023	2022	2021
Diluted net (loss) income per share:			
Net (loss) income	$ (259,295)	$ 54,348	$ 101,577
Basic shares outstanding during the period	34,723,491	34,336,493	33,607,446
Plus: Common stock equivalents associated with stock option awards	—	2,169,602	2,888,300
Diluted shares outstanding	34,723,491	36,506,095	36,495,746
Diluted net (loss) income per share	$ (7.47)	$ 1.49	$ 2.78

The computation of diluted shares outstanding excluded the following share amounts as their effect would have been anti-dilutive for the years ended December 31, 2023, 2022, and 2021:

	Years Ended December 31, 2023	2022	2021
Outstanding RSUs	218,804	254,780	—
Outstanding PSUs	238,655	272,189	—
Outstanding ESPP shares	64,091	27,827	15,151
Outstanding stock warrants	3,489,662	2,618,707	2,614,664
Outstanding stock option awards	—	—	97,223

Note 14 Income Taxes

The following table sets forth the components of the Company's (loss) income before income tax benefit (expense):

(in thousands)	Years Ended December 31, 2023	2022	2021
United States	$ (278,741)	$ 68,706	$ 168,965
Foreign	18,197	30,269	(34,651)
Total (loss) income before income tax benefit (expense)	$ (260,544)	$ 98,975	$ 134,314

The following table sets forth the components of the Company's income tax benefit (expense):

(in thousands)	Years Ended December 31, 2023	2022	2021
Current tax (expense):			
Federal	$ (1,870)	$ (42,065)	$ (31,690)
State and local	(1,542)	(6,579)	(5,852)
Foreign	(8,238)	(11,096)	(14,494)
Total current tax (expense)	(11,650)	(59,740)	(52,036)
Deferred tax (expense) benefit:			
Federal	7,789	9,096	(4,378)
State and local	(826)	(3,439)	2,560
Foreign	5,936	9,456	21,117
Total deferred tax benefit	12,899	15,113	19,299
Total income tax benefit (expense)	$ 1,249	$ (44,627)	$ (32,737)

The following table sets forth the principal reasons for the differences between the effective income tax rate and the statutory federal income tax rate for the Company:

	Years Ended December 31,		
	2023	2022	2021
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
Foreign rate differential	0.3 %	0.1 %	(3.6)%
State and local taxes, net of federal tax benefit	(0.8)%	9.1 %	4.3 %
Change in value of indemnification asset	(0.9)%	(0.4)%	— %
Non-deductible executive compensation	(1.0)%	1.8 %	1.0 %
Stock compensation	— %	— %	(0.5)%
Non-deductible transaction costs	(0.2)%	0.1 %	4.2 %
Change in federal and state valuation allowance	0.1 %	(0.7)%	(2.3)%
Change in unrecognized tax benefits (including FBOS)	2.4 %	1.9 %	(1.4)%
Bargain purchase gain	— %	(2.2)%	— %
Non-deductible goodwill impairment	(21.7)%	21.6 %	— %
Federal research and development credit	0.6 %	(1.4)%	— %
Other, net	0.7 %	(5.8)%	1.7 %
Effective tax rate	0.5 %	45.1 %	24.4 %

Deferred Taxes

Deferred taxes arise because of differences in the book and tax basis of certain assets and liabilities. A valuation allowance is recognized to reduce gross deferred tax assets to the amount that will more likely than not be realized.

The following table sets forth the significant components of the Company's deferred income tax assets and liabilities:

	Years Ended December 31,	
(in thousands)	**2023**	**2022**
Deferred tax assets		
Allowance for doubtful accounts	$ 4,405	$ 4,453
Deferred and other compensation	16,662	16,638
Capital investments	3,790	3,809
Interest expense limitation	9,680	—
Fixed assets and capitalized software	14,786	4,552
Pension and other post-employment benefits	18,805	20,063
Operating lease liability	3,474	6,176
Reserve for facility exit costs	4,812	5,039
Net operating loss and credit carryforwards [(1)]	27,593	28,069
Non-compete and other agreements	37,615	44,210
Goodwill and other intangible assets	15,567	17,033
Other, net	8,361	10,077
Total deferred tax assets	$ 165,550	$ 160,119
Valuation allowance	(18,810)	(21,109)
Net deferred tax assets	$ 146,740	$ 139,010
Deferred tax liabilities		
Goodwill and other intangible assets	$ (2,587)	$ (8,694)
Deferred costs	(3,368)	(1,923)
Investment in subsidiaries	(4,489)	(4,809)
Operating lease right-of-use assets	(5,582)	(6,270)
Debt, capitalized fees, and other interest	—	(24)
Fixed assets and capitalized software	(1,099)	(961)
Other, net	(2,676)	(2,983)
Total deferred tax (liabilities)	$ (19,801)	$ (25,664)
Net deferred tax asset	$ 126,939	$ 113,346

(1) For the year ended December 31, 2023, the Company had gross federal net operating loss carryforwards of $32.7 million, subject to an annual Section 382 limitation of $0.4 million. The Company also had net operating loss and credit carryforward deferred tax assets of $20.9 million and $22.8 million for the years ended December 31, 2023 and 2022, respectively, for state income tax purposes, which will begin to expire in 2024. Additionally, $0.3 million of the state net operating loss carryforward deferred tax asset balance is subject to a Section 382 limitation.

The Company establishes a valuation allowance to reduce the deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating the ability to realize deferred tax assets, the Company considers all available positive and negative evidence, in determining whether, based on the weight of that evidence, a valuation allowance is needed for some or all of the Company's deferred tax assets. In determining the need for a valuation allowance on the Company's deferred tax assets, the Company places greater weight on recent and objectively verifiable current information. The Company has considered taxable income in prior carryback years, future reversals of existing taxable temporary differences, tax planning strategies, and future taxable income in assessing the need for the valuation allowance. If the Company

was to determine that it would be able to realize the deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2023, management has determined that it is more likely than not that its deferred taxes will be realized, with the exception of certain indefinite lived deferred tax assets and certain state net operating loss carryforwards of $18.8 million. For the year ended December 31, 2023, the Company recorded a net valuation allowance decrease of $2.3 million on the basis of management's reassessment of the amount of its deferred tax assets that are more likely than not to be realized.

Valuation Allowance

The following table sets forth changes in the Company's valuation allowance:

(in thousands)	2023	2022
Balance at beginning of period	$ 21,109	$ 21,338
Net change in valuation allowance	(2,299)	(229)
Balance at end of period	$ 18,810	$ 21,109

Unrecognized Tax Benefits

The Company records unrecognized tax benefits for the estimated risk associated with tax positions taken on tax returns.

The Company is subject to taxation in the United States and various other state and foreign jurisdictions. The material jurisdictions in which the Company is subject to potential examination include the United States and Australia. Generally, tax years 2020 through 2022 are subject to examination by the Internal Revenue Service and tax years 2019 through 2022 are subject to examination by the Australian Tax Authority. State tax returns are open for examination for an average of three years; however, certain jurisdictions remain open to examination longer than three years due to the existence of net operating loss carryforwards. The Company received IRS FPAA notification letters (Form 1830-C) dated August 29, 2018 for IRS adjustments related to the tax years 2012-2015, for which the Company has previously adequately reserved. See Note 15, *Contingent Liabilities*. The Company is also currently under California Franchise Tax Board tax examination for tax years 2013 and 2014. The Company does not have any other significant state or local examinations in process.

The following table reflects changes to and balances of the Company's unrecognized tax benefits:

(in thousands)	2023	2022	2021
Balance at beginning of period	$ 21,443	$ 20,834	$ 23,703
Gross additions for tax positions related to the current year	624	423	—
Gross additions for tax positions related to prior years	201	332	—
Gross reductions for tax positions related to prior years	(5,128)	—	—
Gross reductions for tax positions related to the lapse of applicable statute of limitations	—	(146)	(2,869)
Balance at end of period	$ 17,140	$ 21,443	$ 20,834

For the year ended December 31, 2023, the Company's unrecognized tax benefit decreased by $4.3 million, while for the year ended December 31, 2022, the Company's unrecognized tax benefit increased by $0.6 million, and for the year ended December 31, 2021, the Company's unrecognized tax benefit decreased by $2.9 million. The decrease for the year ended December 31, 2023 was primarily attributable to favorable developments with ongoing U.S. federal tax examinations, partially offset by the increase attributable to tax positions related to research and development credits claimed for tax years 2022 and 2023. The increase for the year ended December 31, 2022 was primarily attributable to tax positions related to research and development credits claimed for tax years 2021 and 2022 offset by the reduction for tax positions related to the lapse of

applicable statute of limitations. The decrease for the year ended December 31, 2021 was primarily attributable to the reduction for tax positions related to the lapse of applicable statute of limitations.

For the years ended December 31, 2023, 2022 and 2021, the Company had $17.1 million, $21.4 million, and $20.8 million, respectively, of unrecognized tax benefits, excluding interest and penalties, that if recognized, would impact the effective tax rate. The Company recorded adjustments to interest and penalties related to unrecognized tax benefits as part of the expense/(benefit) for income taxes in the Company's consolidated statements of operations and comprehensive (loss) income of $(2.8) million, $2.1 million, and $1.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Unrecognized tax benefits include $9.0 million, $11.7 million, and $9.6 million of accrued interest as of December 31, 2023, 2022, and 2021, respectively.

It is reasonably possible that the $17.1 million unrecognized tax benefit liability presented above for the year ended December 31, 2023, could decrease by $15.6 million within the next twelve months, due to an anticipated settlement with the tax authorities and the expiration of the statute of limitations in certain jurisdictions.

Risks Related to Taxes and Tariffs

The international tax environment remains highly uncertain and increasingly complex as evidenced by initiatives put forth by the Organization for Economic Co-operation and Development ("*OECD*"), which includes the introduction of a global minimum tax at a rate of 15% under the OECD's Pillar Two rules. The OECD continues to release additional guidance on these rules and suggests enactment to take effect in 2024. We continue to monitor these proposals closely and, if enacted by various countries in which we do business, they may increase our taxes in the applicable jurisdictions or cause us to change the way we operate our business and result in increased taxation of our international earnings.

Note 15 Contingent Liabilities

Litigation

The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which the Company operates.

The Company establishes reserves for the estimated losses on specific contingent liabilities for regulatory and legal actions where the Company deems a loss to be probable and the amount of the loss can be reasonably estimated. In other instances, losses are considered probable, but the Company is not able to make a reasonable estimate of the liability because of the uncertainties related to the outcome or the amount or range of potential loss. For these matters, disclosure is made, but no amount is reserved. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material adverse effect on the Company's consolidated statements of operations and comprehensive (loss) income, balance sheets or cash flows.

Section 199 and Research and Development Tax Case

Section 199 of the Internal Revenue Code of 1986, as amended (the *"Tax Code"*) provides for deductions for manufacturing performed in the U.S. The Internal Revenue Service ("*IRS*") has taken the position that directory providers are not entitled to take advantage of the deductions because printing vendors are already taking deductions and only one taxpayer can claim the deduction. The Tax Code also grants tax credits related to research and development expenditures. The IRS also takes the position that the expenditures have not been sufficiently documented to be eligible for the tax credit. The Company disagrees with these positions.

The IRS has challenged the Company's positions. With respect to the tax years 2012 through June 2015 for the YP LLC partnership, the IRS sent 90-day notices to DexYP on August 29, 2018. In response, the Company filed three petitions (in the names of various related partners) in U.S. Tax Court, and the IRS filed answers to those petitions. The three cases were consolidated by the court and were referred back to IRS Administrative Appeals for settlement negotiations, during which time the litigation was suspended. Several appeals conferences for YP have been held. The Company is working through ongoing settlement negotiations with the Appeals Officer related to the Section 199 disallowance. The Company and the IRS also reached an agreement regarding additional research and development tax credits for the tax years at issue whereby the IRS will allow more tax credits than were originally claimed on the tax returns. With respect to the tax year from July to December 2015 for the Print Media LLC partnership, the Company has been unsuccessful in its attempt to negotiate a settlement with IRS Appeals, and the IRS issued a 90-day notice to the Company. The Company filed a petition in the U.S. Tax Court to challenge the IRS denial.

As of December 31, 2023 and December 31, 2022, the Company has reserved $26.1 million and $34.0 million, respectively, in connection with the Section 199 disallowance and less than $0.1 million related to the research and development tax credit disallowance. Pursuant to the YP Acquisition agreement, the Company was entitled to (i) a dollar-for-dollar indemnification from the sellers for the research and development tax liability, and (ii) a dollar-for-dollar indemnification from the sellers for the Section 199 tax liability after the Company pays the first $8.0 million in liability. On June 22, 2023, the Company entered into a settlement agreement with the sellers regarding the settlement of the indemnification asset. The balance of the indemnification asset was $0.0 million and $26.5 million at December 31, 2023 and December 31, 2022, respectively.

On May 22, 2023, the Company received a draft Appeals Settlement document ("*Draft Settlement*") from the IRS relating to the Section 199 tax case. Once finalized, the Draft Settlement will result in a decrease in the unrecognized tax benefit recorded for this tax position. During the year ended December 31, 2023, the Company recorded a measurement adjustment to the uncertain tax position liability to account for the new information received in the Draft Settlement. The Company is in continued discussion with the IRS regarding the finalization of this case and final tax impact that will result. As of December 31, 2023, the final resolution has not been issued by the Court. Accordingly, the Company does not consider the matter effectively settled.

Other

Ohio Use Tax Audit

In November 2021, the Company received a notice from the Ohio Department of Taxation Audit Division requesting to schedule an audit of the Ohio use tax records for the period of October 1, 2015 through March 31, 2022. On September 30, 2023, the Company received the final Statement of Proposed Audit Changed for the Sales and Use Tax for $0.2 million, including interest and penalties. The Company reversed the $1.3 million reserve existing on the Company's consolidated balance sheet as of September 30, 2023.

Note 16 Changes in Accumulated Other Comprehensive Loss

The following table summarizes the changes in accumulated other comprehensive loss, which is reported as a component of stockholders' equity, for the years ended December 31, 2023 and 2022.

(in thousands)	Accumulated Other Comprehensive Loss	
	2023	**2022**
Beginning balance at January 1,	$ (16,261)	$ (8,047)
Foreign currency translation adjustment, net of tax expense of $4.9 million and $5.5 million, respectively	1,070	(8,214)
Ending balance at December 31,	$ (15,191)	$ (16,261)

Note 17 Segment Information

The Company manages its operations using four operating segments, which are also its reportable segments: (1) Thryv U.S. Marketing Services, (2) Thryv U.S. SaaS, (3) Thryv International Marketing Services, and (4) Thryv International SaaS.

The Company does not allocate assets to its segments and the CODM does not evaluate performance or allocate resources based on segment asset data, and, therefore, such information is not presented.

The following tables summarize the operating results of the Company's reportable segments:

	Year Ended December 31, 2023				
	Thryv U.S.		Thryv International		
(in thousands)	Marketing Services	SaaS	Marketing Services	SaaS	Total
Revenue	$ 510,533	$ 253,579	$ 142,711	$ 10,138	$ 916,961
Segment Gross Profit	320,327	161,663	88,730	7,527	578,247
Segment Adjusted EBITDA	123,249	18,576	52,241	(6,551)	187,515

	Year Ended December 31, 2022				
	Thryv U.S.		Thryv International		
(in thousands)	Marketing Services	SaaS	Marketing Services	SaaS	Total
Revenue	$ 820,032	$ 211,801	$ 166,010	$ 4,545	$ 1,202,388
Segment Gross Profit	539,543	130,272	108,496	2,071	780,382
Segment Adjusted EBITDA	271,629	(3,686)	75,106	(9,707)	333,342

	Year Ended December 31, 2021				
	Thryv U.S.		Thryv International		
(in thousands)	Marketing Services	SaaS	Marketing Services	SaaS	Total
Revenue	$ 797,493	$ 170,498	$ 144,837	$ 554	$ 1,113,382
Segment Gross Profit	539,866	104,944	60,761	(232)	705,339
Segment Adjusted EBITDA	318,230	(14,004)	53,150	(6,853)	350,523

A reconciliation of the Company’s Income before income tax benefit (expense) to total Segment Adjusted EBITDA is as follows*:*

	Years Ended December 31,		
(in thousands)	2023	2022	2021
(Loss) income before income tax benefit (expense)	$ (260,544)	$ 98,975	$ 134,314
Impairment charges	268,846	102,222	3,611
Depreciation and amortization expense	63,251	88,392	105,473
Interest expense	61,728	60,407	66,374
Stock-based compensation expense	22,201	14,628	8,094
Restructuring and integration expenses	14,612	17,804	18,145
Non-cash loss (gain) from remeasurement of indemnification asset	10,734	(2,148)	(1)
Transaction costs [1]	373	6,119	25,059
Other components of net periodic pension benefit	(2,719)	(44,612)	(14,829)
Other	9,033	(8,445)	4,283
Total Segment Adjusted EBITDA	$ 187,515	$ 333,342	$ 350,523

(1) Consists of Yellow Acquisition, Vivial Acquisition, Thryv Australia Acquisition and other transaction costs.

The following table sets forth the Company's disaggregation of Revenue based on services and geographical region by customers for the periods indicated:

	Years Ended December 31,		
(in thousands)	2023	2022	2021
Thryv U.S.			
Print	$ 201,301	$ 386,500	$ 365,966
Digital	309,232	433,532	431,527
Total Marketing Services	510,533	820,032	797,493
SaaS	253,579	211,801	170,498
Total Thryv U.S.	$ 764,112	$ 1,031,833	$ 967,991
Thryv International			
Print	$ 63,533	$ 73,474	$ 46,859
Digital	79,178	92,536	97,978
Total Marketing Services	142,711	166,010	144,837
SaaS	10,138	4,545	554
Total Thryv International	152,849	170,555	145,391
Total Revenue	$ 916,961	$ 1,202,388	$ 1,113,382

The following table sets forth the Company's total long-lived assets by geographical region:

(in thousands)	December 31, 2023	December 31, 2022
United States	$ 12,711	$ 16,960
International	611	1,142
Total long-lived assets	$ 13,322	$ 18,102
Percentage of long-lived assets held outside of the United States	5 %	6 %

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate over time.

Management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework (2013)*. Based on its assessment and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

We are in the process of integrating Yellow, a New Zealand marketing services company that we acquired on April 3, 2023. Management's assessment and conclusion on the effectiveness of the Company's disclosure controls and procedures as of December 31, 2023 excludes an assessment of the internal control over financial reporting related to the Yellow Acquisition. The Yellow Acquisition represented 1.9% of our consolidated total assets at December 31, 2023, and 1.3% of our consolidated revenue included in our consolidated financial statements for the year ended December 31, 2023.

Grant Thornton LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

We have completed one acquisition in the 12 months ended December 31, 2023. As part of our ongoing integration activities, we continue to implement our controls and procedures over the business we acquired to reflect the risks inherent in our acquisition. Throughout the integration process, we monitor these efforts and take corrective action as needed to reinforce the application of our controls and procedures. Other than the foregoing, there were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the year ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Thryv Holdings, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Thryv Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 22, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Yellow Holdings Limited, a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 1.9% and 1.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. As indicated in Management's Report, Yellow Holdings Limited was acquired during 2023. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Yellow Holdings Limited.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Dallas, Texas
February 22, 2024

Item 9B. Other Information

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's quarter ended December 31, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics (the "*Code*") that is applicable to all of our employees, officers and directors including our principal executive officer, principal financial officer, principal accounting officer, controller, and any other persons performing similar functions, which is available on our website at www.thryv.com under "Investor Relations - Governance Documents." We intend to satisfy the disclosure requirement regarding any amendment to, or waiver from a provision of the Code for Thryv's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

The remaining information required by this Item 10 is incorporated by reference from the information to be provided in our definitive proxy statement for our 2024 Annual Meeting of Stockholders (the "*2024 Proxy Statement*"). The 2024 Proxy Statement will be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2023.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 13 is incorporated by reference from our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference from our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2023.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated by reference from our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the close of the fiscal year ended December 31, 2023.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements (included in Part II, Item 8 of this Annual Report on Form 10-K).

- Report of Independent Registered Public Accounting Firm (PCAOB ID: 248)
- Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)
- Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2023, 2022 and 2021
- Consolidated Balance Sheets as of December 31, 2023 and 2022
- Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021
- Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial statement schedules have been omitted as the information is either not required or the information is otherwise included in the consolidated financial statements.

(3) Exhibits

The documents set forth below are filed herewith or are incorporated herein by reference to the location indicated.

Exhibit No.	Description
2.1	Share Purchase Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K, filed with the Securities and Exchange Commission on March 2, 2021)
3.1	Fourth Amended and Restated Certificate of Incorporation of Thryv Holdings, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, filed with the SEC on September 24, 2020)
3.2	Second Amended and Restated Bylaws of Thryv Holdings, Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8, filed the SEC on September 24, 2020)
4.1	Description of Securities Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 25, 2021).
10.1	Amended and Restated Credit Agreement, dated June 30, 2017, by and among Thryv, Inc., certain other Credit Parties, certain other Subsidiaries of Thryv, Inc., the lenders party thereto and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1, filed with the SEC on September 1, 2020).

10.2	First Amendment to Amended and Restated Credit Agreement, dated January 31, 2019, among Thryv, Inc., as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.3	Second Amendment to Amended and Restated Credit Agreement, dated March 21, 2019, among Thryv, Inc., as borrower, Thryv Holdings, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.4	Third Amendment to Amended and Restated Credit Agreement, dated August 20, 2019, among Thryv, Inc., as borrower, Thryv Holdings, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.5	Fourth Amendment to Amended and Restated Credit Agreement, dated January 28, 2020, among Thryv, Inc., as borrower, Thryv Holdings, Inc., the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.6+	Amended and Restated Employment Agreement, dated September 26, 2016, by and between Thryv, Inc. and Joseph A. Walsh (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.7+	Thryv Holdings, Inc. 2016 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.8+	Amendment No. 1 to Thryv Holdings, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, Amendment 1, filed with the SEC on September 17, 2020).
10.9+	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.10	Settlement Agreement dated June 22, 2023 by and among Thryv Holdings, Inc. and Yosemite Sellers Representative LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 23, 2023).
10.11*+	2023 Over Performance Plan, dated February 16, 2023
10.12*+	2023 Short Term Incentive Plan, dated February 16, 2023
10.13+	Thryv, Inc. Severance Plan—Executive Vice Presidents and Above, dated January 1, 2018 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, filed with the SEC on September 1, 2020).
10.14+	Thryv Holdings, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed with the SEC on September 23, 2020).
10.15+	First Amendment to the Thryv Holdings, Inc. 2020 Incentive Award Plan, incorporated by reference to Exhibit A to the Registrant's Definitive Schedule 14C (File No. 001-35895) filed on June 16, 2021.
10.16+	Second Amendment to the Thryv Holdings, Inc. 2020 Incentive Award Plan incorporated by reference to Exhibit B to the Registrant's Definitive Schedule 14C (File No. 001-35895) filed on June 16, 2021.
10.17+	Form of Thryv Holdings, Inc. Stock Option Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1, filed with the SEC on September 18, 2020).
10.18+	Thryv Holdings, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8, filed with the SEC on September 23, 2020).
10.19	Term Loan Credit Agreement by and among Thryv Holdings, Inc., Thryv, Inc., the Lenders party thereto from time to time and Wells Fargo Bank, National Association, as Administrative Agent, dated as of March 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed, with the SEC on March 2, 2021).

10.20	Fifth Amendment to Amended and Restated Credit Agreement, First Amendment to Guaranty and Security Agreement and Joinder, among Thryv Holdings, Inc., Thryv, Inc. and the other borrowers from time to time party thereto, the Lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent, dated as of March 1, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed, with the SEC on March 2, 2021).
10.21+	Form of Restricted Stock Unit Award Agreement under the Thryv Holdings, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on May 5, 2022).
10.22+	Form of Performance-Based Restricted Stock Unit Award Agreement under the Thryv Holdings, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the SEC on May 5, 2022).
10.23+	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Thryv Holdings, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the SEC on August 4, 2022).
10.24*	Seventh Amendment to Amended and Restated Credit Agreement among Thryv Holdings, Inc., Thryv, Inc. and the other borrowers from time to time party thereto, the Lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent, dated as of June 1, 2023.
10.25*	First Amendment to Term Loan Credit Agreement by and among Thryv Holdings, Inc., Thryv, Inc., the Lenders party thereto from time to time and Wells Fargo Bank, National Association, as Administrative Agent, dated as of June 21, 2023.
21.1*	List of significant subsidiaries of Thryv Holdings, Inc.
23.1*	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Thryv Holdings, Inc. Clawback Policy, effective as of November 29, 2023
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (included in Exhibits 101).

* Filed herewith

\+ Management contract of compensatory plan or arrangement

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THRYV HOLDINGS, INC.

February 22, 2024	By:	/s/ Joseph A. Walsh **Joseph A. Walsh** **Chairman of the Board and Chief Executive Officer** **(Principal Executive Officer)**
February 22, 2024	By:	/s/ Paul D. Rouse **Paul D. Rouse** **Chief Financial Officer, Executive Vice President and Treasurer** **(Principal Financial Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signatures	Title(s)	Date
/s/ Joseph A. Walsh Joseph A. Walsh	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 22, 2024
/s/ Paul D. Rouse Paul D. Rouse	Chief Financial Officer, Executive Vice President and Treasurer (Principal Financial and Accounting Officer)	February 22, 2024
/s/ Amer Akhtar Amer Akhtar	Director	February 22, 2024
/s/ Bonnie Kintzer Bonnie Kintzer	Director	February 22, 2024
/s/ Ryan O'Hara Ryan O'Hara	Director	February 22, 2024
/s/ John Slater John Slater	Director	February 22, 2024
/s/ Lauren Vaccarello Lauren Vaccarello	Director	February 22, 2024
/s/ Heather Zynczak Heather Zynczak	Director	February 22, 2024

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